As filed with the Securities and Exchange Commission on October 31, 2013

Registration Statement No. 333-190476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

RUTHIGEN, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	46-1821392
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2455 Bennett Valley Rd., Suite C116
Santa Rosa, California 95404
(707) 525-9900

(Address and telephone number of registrant’s principal executive offices)

Hojabr Alimi
Chief Executive Officer
Ruthigen, Inc.
2455 Bennett Valley Rd., Suite C116
Santa Rosa, California 95404
(707) 525-9900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ivan K. Blumenthal, Esq. Lewis J. Geffen, Esq. Linda K. Rockett, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chrysler Center 666 Third Avenue New York, New York 10017 (212) 935-3000	Jeffrey J. Fessler, Esq. Stephen A. Cohen, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 (212) 930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The registrant is an “emerging growth company,” as defined in Section 2(a) of the Securities Act. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED OCTOBER 31, 2013

1,500,000 Shares

Common Stock

This is the initial public offering of our common stock. We are offering all of the shares of common stock offered by this prospectus. We expect the initial public offering price of our shares of common stock will be between $12.00 and $14.00 per share. Ruthigen, Inc. is currently a wholly-owned subsidiary of Oculus Innovative Sciences, Inc.

We have applied to have our shares of common stock listed for trading on The NASDAQ Capital Market under the symbol “RTGN.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Offering proceeds to us, before expenses	$	$
(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to Aegis Capital Corp., the representative of the underwriters. See “Underwriting” beginning on page 98.

We have granted a 45-day option to the representative of the underwriters to purchase up to 225,000 additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver our shares to purchasers in this offering on or about            , 2013.

Sole Book-Running Manager

Aegis Capital Corp

Co-Managers

Dawson James Securities, Inc.	Chardan Capital Markets LLC

RUT58-60 has the potential to be used as a prophylactic therapy to prevent and treat infections, and may accelerate patient discharge from the hospital and ultimately lead to an overall reduction in hospital readmission rates. Using a novel formulation of hypochlorous acid, HOCl, RUT58-60 has been shown to have activity against a wide range of pathogens including several antibiotic resistant strains of bacteria.

Methicillin-resistant Staphylococcus aureus (MRSA)

Escherichia coli (E. coli)

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Unless the context requires otherwise: (a) references to “Ruthigen,” our “company,” “we,” “us” or “our” refer to Ruthigen, Inc., a Delaware corporation; (b) references to “Oculus” refer to Oculus Innovative Sciences, Inc., a Delaware corporation, and its subsidiaries; and (c) references to our company and our business assume that the separation transactions described in this prospectus have been consummated.

i

PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section and our financial statements and the notes relating to the financial statements, before making an investment decision. We reincorporated from Nevada to Delaware on September 25, 2013. Except where otherwise expressly stated, no distinction is made in this prospectus between historic activities and results of the Nevada and Delaware corporations.

Overview

We are a biopharmaceutical company focused on the discovery, development, and commercialization of pharmaceutical-grade hypochlorous acid, or HOCl, based therapeutics designed to prevent and treat infection in invasive applications. Our lead drug candidate, RUT58-60, is a broad spectrum anti-infective that we are developing for the prevention and treatment of infection in surgical and trauma procedures. We are focusing RUT58-60 for use initially to prevent infections in abdominal surgery due to the large addressable market, high rate of post-surgical infection associated with abdominal surgery, the high-impact opportunity that abdominal surgery offers us in the clinical trial setting to expose multiple internal organs to RUT58-60 at one time, and feedback from surgeons identifying post-surgical infection in abdominal surgery (relative to other surgeries) as a significant unmet medical need. We were incorporated in January 2013 as a wholly-owned subsidiary of Oculus Innovative Sciences, Inc., or Oculus, and until the closing of this offering, we will be operated as a wholly-owned subsidiary of Oculus. We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. We plan to file our Investigational New Drug Application, or IND, for RUT58-60 in the fourth quarter of 2013.

Our goal is to become the first company to market RUT58-60 as a drug containing hypochlorous acid for the prevention and treatment of infection in invasive surgeries in the United States. We believe that RUT58-60 has the potential to significantly reduce the rate of post-surgical infections, reduce the use of systemic antibiotics that have proven to be ineffective against certain common resistant strains of bacteria, including methicillin-resistant staphylococcus aureus, or MRSA, and vancomycin-resistant enterococcus, or VRE, reduce the negative side effects associated with the increasingly widespread use of antibiotics, accelerate post-surgical healing which should lead to quicker patient discharge from the hospital, and ultimately reduce hospital readmission rates. We plan to initiate patient enrollment for our Phase 1/2 clinical trial for RUT58-60 in the United States in the first quarter of 2014 and pending the successful completion of that trial and our planned pivotal clinical trials, we plan to submit our new drug application, or NDA, to the FDA in 2017.

We believe that RUT58-60 will complement the paid for performance paradigm and it is designed to reduce the overall healthcare costs associated with post-surgical infections and improve hospital economics. We believe the benefits of RUT58-60 will be significant:

•	RUT58-60 mimics the human body’s own infection-fighting mechanism,
•	RUT58-60 has not shown evidence of toxicity or other negative side effects in our animal and other preclinical studies,
•	preclinical studies of RUT58-60 conducted by us have not produced resistant bacteria, and
•	RUT58-60 appears to provide broad spectrum anti-microbial effect with significant pro-healing attributes.

We believe that RUT58-60 has the potential to be used as a prophylactic therapy to prevent and treat infections, and may accelerate patient discharge from the hospital and ultimately lead to an overall reduction in hospital readmission rates.

The benefits of hypochlorous acid in preventing infection have been well-demonstrated in products with lower concentrations of hypochlorous acid than RUT58-60. To date, hypochlorous acid based products have only been cleared for use as medical devices for topical applications in the United States, Europe and certain other countries. Earlier formulations have not been able to achieve therapeutic indication status, primarily due to their lack of stability and therefore have been limited for use as topical applications. Historically, the lack of stability has posed a vexing problem to companies hoping to pursue hypochlorous acid products for therapeutic indications in invasive applications and has prevented these companies from being able to conduct the clinical trials necessary to prove whether HOCl is safe and effective for use as a therapeutic.

Hypochlorous acid based products have been used successfully to prevent infection in topical applications and have been sold commercially since at least 2005 by other companies, generally as medical devices or for the disinfection of medical devices. Several of these hypochlorous acid based products have been commercialized as medical devices by Oculus Innovative Sciences, Inc., or Oculus, our parent company and the licensor of our technology. Through our license and supply agreement with Oculus that will take effect upon the completion of this offering, we have obtained exclusive rights to the RUT58-60 technology, as well as a proprietary method of manufacturing and producing hypochlorous acid with pharmaceutical potential by incorporating additional small molecules, such as magnesium, without sodium hypochlorite, the result of which increases the compound’s stability and biocompatibility, or the compound’s ability to remain in direct contact with internal tissues and organs. We believe our recent enhancements to the stability and biocompatibility of the compound will allow us to expand the use of hypochlorous acid so that it may be used in direct contact with internal organs and thus, for invasive applications, including surgical and trauma procedures, as well as additional clinical indications. With these enhancements, we believe our lead product candidate will be able to meet the safety and efficacy standards that the FDA requires for the approval of a new drug. Obtaining approval of new drug by the FDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed. If we are successful obtaining FDA approval of RUT58-60 as a drug, we plan to commercialize it for invasive applications.

There are approximately 30 million surgical and trauma procedures in the United States per year, approximately 7 million of which are abdominal surgeries. Our initial goal is to obtain FDA approval for RUT58-60 for the prevention of infection associated with abdominal surgery and thereafter we plan to pursue FDA approval for RUT58-60 for use in other types of surgical procedures as well as additional clinical indications. We expect to commence patient enrollment for our Phase 1/2 clinical trial in the first quarter of 2014. Pending the successful completion of that trial, we plan to conduct the pivotal clinical trials necessary to obtain regulatory approval in the United States. Our goal is to obtain regulatory approval from the FDA and begin marketing RUT58-60 for the prevention of infection associated with abdominal surgery as early as 2017.

If we are successful in receiving FDA approval for RUT58-60 for the prevention of infection in abdominal surgery, we plan to pursue other types of surgeries, including cardiac, pulmonary and spinal, among others. Based upon data from preclinical studies conducted by us and data reported in third party publications, we believe that the safety and tolerability profile of RUT58-60, combined with its broad-range antimicrobial potency without specificity, offer a practical and unique approach to stem the high rate of hospital acquired infections and infections resulting from complications in surgeries and the increasing emergence of new antibiotic resistant bacteria that pose a significant risk to public health. We believe that RUT58-60 represents a significant innovation over existing uses of hypochlorous acid in topical applications and over systemic antibiotics, which are the current standard of care for the prevention and treatment of infection in surgical and other invasive applications, and has the potential to raise the clinical bar for anti-infective products generally in the face of increasing headwinds.

In addition to the United States, we plan to seek regulatory approval to commercialize RUT58-60 in Canada, Europe and Japan. Under our license and supply agreement with Oculus that will take effect upon the completion of this offering, we have exclusively licensed the hypochlorous acid technology relating to RUT58-60 for commercialization in the United States, Europe, Japan and Canada. Together, these markets represented approximately 70% of the global medicines market in 2011. In parallel with our clinical development activities for RUT58-60, we have commenced discussions with various pharmaceutical companies for potential partnership and collaboration activities for RUT58-60 in the United States, Canada, Europe and Japan. To date, we have not entered into any partnerships or collaborations for RUT58-60 and we cannot guarantee that we will be successful entering into any such arrangements on terms favorable to us, or at all.

Our Strategy

Our goal is to be the first company to market hypochlorous acid based drugs for the prevention and treatment of infection in invasive procedures. By doing so, we hope to be able to reduce the number of post-surgical infections, reduce the increasingly widespread use of systemic antibiotics and the negative side effects associated with them, accelerate post-surgical healing which should lead to quicker patient discharge from the hospital, and reduce hospital readmission rates. The key elements of our strategy to achieve this goal are listed below.

•	Initiate and complete clinical trials for our lead drug candidate, RUT58-60, for the first indication (abdominal surgery) and obtain regulatory approval to market as a drug in the United States.
•	Establish our own research and development (R&D) manufacturing facility that is in compliance with the FDA’s cGMP requirements for manufacturing drugs.
•	Commercialize RUT58-60 in the United States either through a direct sales force or with a partner.
•	Engage strategic partners to develop, obtain regulatory approval for, and commercialize RUT58-60 for invasive use in Europe and Japan.
•	Expand the use of, and obtain regulatory approval for, RUT58-60 for use in other types of surgeries and traumatic procedures.
•	Leverage our proprietary hypochlorous acid chemistry technology to develop a pipeline of innovative drugs for the prevention and treatment of infection in surgical and other invasive applications.

Our Solution

We believe that hypochlorous acid, the active pharmaceutical ingredient in RUT58-60 and other drug candidates that we plan to develop in the future, has several potential benefits over systemic antibiotics, which are the current standard of care for the prevention of infection associated with surgical and trauma procedures, as described below.

•	Broad Spectrum Activity. RUT58-60 has been shown in non-clinical studies to kill bacteria, viruses, spores, and fungi. We believe this can be achieved through common mechanisms of action, including by denaturation, a process in which the structure of surface proteins on the microorganism is irreversibly changed or damaged, which results in the destruction of pathogen.
•	Effective Against Existing Antibiotic Resistant Strains of Bacteria. RUT58-60 has been shown in non-clinical studies to eradicate MRSA, VRE, and other antibiotic resistant microorganisms. RUT58-60’s biologic activity is localized and fast-acting, which results in rapid bacterial destruction; in vitro studies have demonstrated potent 30-second kill times against several commonly found, clinically relevant, aggressive treatment-resistant bacteria.
•	Multi-targeted; Does Not Promote Emergence of Superbugs. We believe that RUT58-60 has the potential to be used broadly as a prophylactic agent to prevent infections in surgical patients because, in pre-clinical studies, it has not been shown to promote resistance to bacteria and therefore does not increase the emergence of drug-resistant pathogens. RUT58-60 does not target specific strains or receptor targets that the microorganism can then quickly mutate to induce resistance. Further, exposure to hypochlorous acid causes irreversible destabilization of protein structures necessary for continued metabolism for bacteria and other microbes.
•	Pro-healing Potential. Hypochlorous acid products have demonstrated faster tissue healing in studies published in peer-reviewed journals and other publications. Although the mechanism of action for incision site healing has not been formally established in RUT58-60, we believe that incision sites will heal quicker, resulting in faster patient recovery and discharge from the hospital.
•	Mimics Body’s Natural Microbe-Fighting Mechanism. Human bodies have evolved over thousands of years to produce hypochlorous acid naturally to kill infection-causing microbes quickly and without creating the opportunity for microbes to mutate and become resistant. We believe that we have chemically engineered RUT58-60 to mimic the body’s natural response to unfamiliar and unwanted organisms, without the undesirable side effects resulting from the proliferation and overuse of antibiotics.
•	No Change to Surgeon Behavior Required. Sterile saline is currently the most commonly used irrigation solution to prevent infection during and following surgery when lavage is used to wash the surgical site following surgical and trauma procedures, but it does not contain the antiseptic benefits traditionally associated with antibiotics to prevent post-surgical infection. The use of a lavage wash in surgeries is not new and therefore, we believe that the replacement of saline (or other currently used post-operative irrigation solutions) with RUT58-60 in surgical settings will be an easy and logical transition for surgeons and will not require additional training, time, education, ramp up or behavior changes by surgeons.
•	Prepackaged, Sterilized, Ready to Use. We believe that RUT58-60, if approved by the FDA, will be the only prepackaged, sterilized, ready-to-use hypochlorous acid based drug designed to prevent infection following surgery. We intend to package RUT58-60 in convenient, sterile packaging that will not require mixing or solution preparation prior to use, thereby reducing the need for human intervention and further minimizing opportunities to introduce other organisms that may cause infection and the risk of medical error.
•	Stable Formulation. RUT58-60 is not expected to require special handling precautions or storage requirements beyond those typically required for similar sterile products found in hospital and other indoor settings. Laboratory tests suggest that RUT58-60 may have a shelf life ranging from one to two years depending on the size and type of packaging. We believe that RUT58-60 is a unique, shelf stable form of hypochlorous acid that has the potential to meet the FDA’s requirements for a drug.
•	Enhanced Biocompatibility for Internal Use. We believe RUT58-60 is the first and only form of hypochlorous acid based drug designed for internal use. We believe RUT58-60 represents an innovative way to improve the potential pharmaceutical properties of hypochlorous acid by incorporating additional small molecules, such as magnesium, without sodium hypochlorite, the result of which enhances the biocompatibility of the compound in a manner that allows the compound to remain in direct contact with internal tissues and organs.
•	Hospital Cost Savings Potential. We believe that RUT58-60 has the potential to improve surgical outcomes and lower hospital costs by preventing infection, decreasing the time to patient discharge and reducing hospital readmission rates. Post-surgical infections are costly and, under new government regulations and payor policies, these infections are increasingly not covered for reimbursement. High patient costs associated with the treatment of infections may be related to longer hospitalizations and extended care, patient isolation due to the high rates of infection transmission, and the use of expensive systemic antibiotics used to target infection. Post-surgical infection may also undermine the healing process, prolong healing time and increase hospital readmissions after initial discharge. Eventually, we believe that RUT58-60 may also help reduce the use of systemic antibiotics, thereby lowering overall cost of the hospital visit.

Our Relationship with Oculus

We are currently a wholly-owned subsidiary of Oculus. Upon completion of this offering, we estimate Oculus will own 57% of our outstanding shares of common stock. We have entered into a license and supply agreement, a shared services agreement and a separation agreement with Oculus, which will take effect upon the completion of this offering, that govern certain aspects of our relationship with Oculus. The license and supply agreement covers our exclusive rights to the license, development and manufacturing of our lead drug candidate, RUT58-60. The shared services agreement covers certain transitional services to be provided by Oculus following completion of this offering. We entered into the separation agreement with Oculus in order to maximize our ability to operate as independently as possible from Oculus in order to unlock the value proposition of RUT58-60, notwithstanding Oculus’ majority ownership of us following the offering, and therefore the separation agreement contains certain limitations on Oculus’ ability to control various aspects of our business and operations. In addition, upon completion of the offering, the members of Ruthigen’s board of directors who are also members of Oculus’ board of directors have agreed to step down from Oculus’ board and plan to continue their service on Ruthigen’s board. Each of these agreements has been entered into in the overall context of our separation from Oculus. We refer to these agreements and the series of transactions that will take effect upon the completion of this offering, collectively, as the “Separation.”

We believe that a distribution of Ruthigen shares by Oculus to Oculus shareholders would be advantageous to the market for our shares by increasing liquidity, would accelerate our ability to become independent from Oculus by decreasing Oculus’ ownership of our common stock and would be beneficial for Oculus’ stockholders who would have a direct opportunity to participate in the Ruthigen value proposition. Oculus has advised us that, following the completion of this offering and subject to the expiration of any applicable lock-up periods or other agreements we have or may have with Oculus described herein, it does not have any near term plans to distribute our shares held by Oculus to the Oculus stockholders. The decision to conduct any such distribution is at the sole discretion of Oculus’ board of directors. There is no assurance that the Distribution will ever occur. However, pursuant to the separation agreement, Oculus has agreed, from time to time, to retain investment bankers and tax advisors to re-evaluate the advisability of conducting a plan of distribution of the Ruthigen shares Oculus owns and we have agreed to register any shares that Oculus may distribute in the future. Presently, it is expected that any potential distribution will be taxable to Oculus and its stockholders. We refer to any such potential distribution as the “Distribution.”

Management

We are led by a team with extensive experience in managing biopharmaceutical companies, including:

•	Our Chairman, Chief Executive Officer and Chief Science Officer, Hojabr Alimi, who held the position of Chief Executive Officer and President from 1999 to February 2013 of Oculus, a company which he co-founded, prior to this offering. Mr. Alimi is currently serving as Chairman of the board of directors of Oculus, a position he has held since 1999. Prior to that time, he was a corporate microbiologist and Senior Quality Assurance Manager for Arterial Vascular Engineering, Medtronic. Mr. Alimi received a B.A. in biology from Sonoma State University.
•	Our Chief Financial Officer, Sameer Harish, has been principal of Harish Life Science Advisors since December 2011, an independent consulting firm which he founded that provides financial, strategic, and market research advisory services to life science companies. Mr. Harish has held several analyst positions focused on medical device, biotech, and diagnostic companies. Mr. Harish has also held research and laboratory positions at Guidant (now part of Abbott Laboratories) and Synteni (acquired by Incyte Corporation).

Risks Relating to Our Business

We are a development stage biopharmaceutical company, and our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in the section entitled “Risk Factors”:

•	we currently do not have regulatory approval for our lead drug candidate, RUT58-60, or any other product candidates, in the United States or elsewhere, although we plan to conduct clinical trials in the United States for RUT58-60 and other product candidates in the future, there is no assurance that we will be successful in our clinical trials or receive regulatory approval in a timely manner, or at all;
•	our business is substantially dependent upon the intellectual property rights that we license from Oculus; the intellectual property underlying those rights serves as collateral under certain loan and security agreements between Oculus and its lenders and could be foreclosed upon by Oculus’ lenders if Oculus were to breach the loan and security agreements;
•	we have never been profitable, have not generated any revenue and we expect to incur additional losses to fund our clinical trials;

•	we will require substantial additional funding beyond the offering to which this prospectus relates to complete the development and commercialization of RUT58-60 and/or any other potential product candidates, and such funding may not be available on acceptable terms or at all;
•	we currently depend entirely on our ability to develop and commercialize RUT58-60, and our ability to generate product revenues in the future will depend heavily on the successful development and commercialization of RUT58-60;
•	the assets and resources that we acquire from Oculus in the Separation may not be sufficient for us to operate as a stand-alone company, and we may experience difficulty in separating our assets and resources from Oculus;
•	we and our stockholders may not achieve some or all of the expected benefits of the separation agreement, which imposes certain limitations on Oculus’ ability to control various aspects of our business and operations in order to maximize our ability to operate as independently as possible from Oculus;
•	the ownership by our chief executive officer and our directors of shares of Oculus common stock and rights to purchase Oculus common stock may create, or may create the appearance of, conflicts of interest;
•	we and our stockholders may not achieve some or all of the expected benefits of the Separation;
•	we have not submitted an application for or obtained any FDA, approval for any product through the NDA, process, which may impede our ability to obtain FDA approval in a timeframe that is consistent with our expectations and plans that we have previously communicated with our stockholders, or at all;
•	we may be subject to delays in our clinical trials, which could result in increased costs and delays or limit our ability to obtain regulatory approval for RUT58-60 and/or any other potential product candidates;
•	we have never commercialized any of our product candidates and RUT58-60 and/or any other potential product candidates, even if approved, may not be accepted by healthcare providers or healthcare payors;
•	substantial sales of our common stock may occur following this offering, as well as following the potential distribution of our common stock by Oculus, which could cause the price of our common stock to decline;
•	the failure of Oculus or any third parties to perform their respective obligations under any manufacturing and/or supply agreement(s) may delay or otherwise harm the development and commercialization of RUT58-60 and/or any other potential product candidates; and
•	we may be unable to maintain and protect our intellectual property assets, which could impair the advancement of our pipeline and commercial opportunities.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	requirement to provide only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and
•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (2) scaled executive compensation disclosures; and (3) the requirement to provide only two years of audited financial statements, instead of three years.

Our Corporate Information

We incorporated under the laws of the State of Nevada on January 18, 2013 as a wholly-owned subsidiary of Oculus Innovative Sciences, Inc. and we reincorporated from Nevada to Delaware on September 25, 2013. Our fiscal year end is March 31. Our principal executive offices are located at 2455 Bennett Valley Rd., Suite C116, Santa Rosa, California 95404. Our telephone number is (707) 525-9900. Our website address is www.ruthigen.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Common stock offered by us
1,500,000 shares
Common stock held by Oculus as of October 31, 2013
2,000,000 shares
Common stock to be outstanding immediately after this offering
3,500,000 shares
Over-allotment option
The underwriters have an option for a period of 45 days to purchase up to 225,000 additional shares of our common stock to cover over-allotments, if any.
Common stock to be held by Oculus immediately after this offering
2,000,000 shares
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $16.7 million, or approximately $19.5 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $13.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund our planned Phase 1/2 clinical trial and Phase 2B pivotal clinical trial of RUT58-60; to satisfy certain milestone payments under our license and supply agreement; and for general corporate purposes, working capital, and capital expenses including the establishment of a pilot research facility. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Risk Factors
You should read the “Risk Factors” section starting on page 11 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Capital Market symbol
We have applied to have our shares of common stock listed for trading on The NASDAQ Capital Market under the symbol “RTGN.” No assurance can be given that such listing will be approved.

Unless otherwise indicated, the information presented in this prospectus gives effect to the Separation as described in this prospectus.

The number of shares of our common stock outstanding after this offering excludes:

•	751,450 shares of our common stock reserved for future issuance under our 2013 Employee, Director and Consultant Equity Incentive Plan, or 2013 Plan, of which restricted stock units for up to 436,450 shares of our common stock are intended to be granted to our employees and directors on the 46th day after the completion of this offering; and
•	75,000 shares of our common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the representative’s warrants described above;
•	a 1-for-2.5 reverse stock split of our common stock on September 25, 2013; and
•	no exercise by the underwriters of their option to purchase up to 225,000 additional shares of our common stock to cover over-allotments, if any.

Summary Financial Information

You should read the following summary financial data together with our financial statements and the related notes included elsewhere in this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We are a wholly-owned subsidiary of Oculus Innovative Sciences, Inc. and were incorporated under the laws of the State of Nevada on January 18, 2013. We were reincorporated from Nevada to Delaware on September 25, 2013. Financial statements for periods prior to January 18, 2013 reflect carve-out financial information from Oculus Innovative Sciences, Inc. The selected statements of operations data for the period from October 20, 2011 (“inception”) to September 30, 2013, the six months ended September 30, 2012 and 2013, and the selected balance sheet data as of September 30, 2013 are derived from our unaudited financial statements and related notes included elsewhere in this prospectus. We have derived the statements of operations data for the period from October 20, 2011 (inception) to the years ended March 31, 2012 and March 31, 2013, and the balance sheet data as of March 31, 2012 and 2013, from our audited financial statements included elsewhere in this prospectus. Our financial status creates substantial doubt about our ability to continue as a going concern. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Period from October 20, 2011 (inception) to March 31, 2012	Year Ended March 31, 2013	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013	Period from October 20, 2011 (inception) to September 30, 2013
			(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Revenues	$—	$—	$—	$—	$—
Operating expenses
Research and development	24,000	258,000	23,000	670,000	952,000
Selling, general and administrative	4,000	265,000	7,000	801,000	1,070,000
Total operating expenses	28,000	523,000	30,000	1,471,000	2,022,000
Net loss	$(28,000)	$(523,000)	$(30,000)	$(1,471,000)	$(2,022,000)
Net loss per share: basic and diluted	$(0.01)	$(0.26)	$(0.02)	$(0.74)
Weighted-average number of shares used in per common share calculations:
Basic and diluted	2,000,000	2,000,000	2,000,000	2,000,000

	As of September 30, 2013
	Actual	As Adjusted(1)
Balance Sheet Data:
Cash(2)	$89,000	$16,697,000
Total assets(2)	1,123,000	16,907,000
Total liabilities	1,328,000	417,000
Total stockholder’s (deficiency) equity(2)	(205,000)	16,490,000
Working capital (deficit)(2)	$(1,032,000)	$16,487,000

(1)	Our as adjusted balance sheet data as of September 30, 2013 gives effect to the issuance and sale of the number of shares offered by us, as set forth on the cover page of this prospectus, assuming an initial public offering price of $13.00 per share (the midpoint of our expected offering range on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, which are estimated to be approximately $2,742,000.
(2)	A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share (the midpoint of our expected offering range on the cover of this prospectus) would increase (decrease) the amounts representing cash, working capital (deficiency), total assets and total stockholder’s equity by $1,380,000.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should give careful consideration to the following risk factors, in addition to the other information included in this prospectus, including our financial statements and related notes, before deciding whether to invest in shares of our common stock. The occurrence of any of the adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We are a development stage company with no commercial products.

We are developing RUT58-60, our lead drug candidate, initially for the prevention of infection associated with abdominal surgery. Currently, we have no product candidates in our clinical development pipeline other than RUT58-60 and have no products approved for sale. We plan to file our IND for RUT58-60 with the FDA in the fourth quarter of 2013. Thereafter, we expect to commence our initial clinical trials for RUT58-60 in abdominal surgery. Although we have begun pre-clinical and in vitro studies, we have not yet begun human clinical trials, and therefore, we are still many years from beginning to commercialize and market RUT58-60 or any other product candidate, if ever. We expect the clinical development of RUT58-60 will require significant additional effort, resources, time, and expenses prior to seeking FDA approval. RUT58-60 is not expected to be commercially available in the United States or outside the United States for several years, if ever.

We are heavily dependent on the success of our lead drug candidate, RUT58-60, and we cannot provide any assurance that our lead drug candidate or other product candidates we may have in the future will be commercialized.

We intend to invest the vast majority of our time and financial resources in the development and commercialization of our lead drug candidate, RUT58-60, which is currently in clinical development. We plan to file our IND with the FDA in the fourth quarter of 2013 and expect to commence patient enrollment for our Phase 1/2 clinical trial in the first quarter of 2014. Our future success depends heavily on our ability to successfully develop, obtain regulatory approval for, and commercialize our lead drug candidate, which may never occur. We currently generate no revenues and incur substantial losses, and we may never be able to develop or commercialize a marketable drug.

Before we generate any revenues from product sales, we must complete preclinical studies and clinical trials for RUT58-60, establish manufacturing capabilities that comply with the FDA’s cGMP requirements for manufacturing sterile drugs, receive approval from the FDA in the United States and other regulatory agencies in foreign jurisdictions, build a commercial organization, make substantial investments and undertake significant marketing efforts ourselves or in partnership with others. We will not be permitted to market or promote RUT58-60 or any other product candidates we may have in the future, before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our other product candidates.

We have not previously submitted a biologics license application, or BLA, or a new drug application, or NDA, to the FDA, or similar drug approval filings to comparable foreign authorities, for any product candidate. We cannot be certain that our lead drug candidate or any other product candidate will be successful in clinical trials or receive regulatory approval. Further, our lead drug candidate or any other product candidate may not receive regulatory approval even if our clinical trials are successful. If we do not receive regulatory approvals for our lead drug candidate or any other product candidate, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market our lead drug candidate or any other product candidate, our revenues will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets for patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

We plan to seek regulatory approval to commercialize RUT58-60 in the United States, Canada, Europe and Japan. While the scope of regulatory approval is similar in other countries, to obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy, clinical trials and commercial sales, pricing and distribution of our lead drug candidate or any other product candidate, and we cannot predict success in these jurisdictions.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

RUT58-60 and any future product candidate that we pursue will be subject to extensive regulation by the FDA in the United States and other regulatory agencies in foreign jurisdictions, including activities related to preclinical studies, human clinical trials, manufacturing, labeling, packaging and sterilization, storage, recordkeeping, advertising, promotion, export, import, marketing and distribution and other possible activities.

Our lead drug candidate, RUT58-60, is a proprietary formulation of hypochlorous acid, and, we believe, it has unique features and properties that will differentiate it from other hypochlorous acid formulations that are marketed as topical products and regulated by the FDA as medical devices under 510(k) clearances. We expect to pursue FDA drug approval for RUT58-60 as a new chemical entity. There may be other hypochlorous acid drug candidates in development by other companies and these candidates may gain FDA drug approval prior to RUT58-60. We are conducting pre-clinical testing to support our Investigational New Drug Application, or IND, for RUT58-60, and we have received feedback from the FDA to our proposed Phase 1/2 clinical trial protocol. Based on the feedback we received from the FDA, we expect to submit the IND to the FDA in the fourth quarter of 2013 and commence patient enrollment for our Phase 1/2 clinical trial in the first quarter of 2014. As we move through the regulatory process, the FDA may make other suggestions that may impact our ability to complete our clinical trials within the timeframe or budget that we are anticipating, which could impact investors’ interest in our business and our stock price.

The results of preclinical studies and clinical trials of previously published hypochlorous acid based products may not necessarily be indicative of the results of our future clinical trials. The design of our clinical trials is based on many assumptions about the expected effects of hypochlorous acid used historically in the industry and if those assumptions are incorrect, the trials may not produce statistically significant results. Preliminary results may not be confirmed upon full analysis of the detailed results of an early clinical trial. Product candidates in later stages of clinical trials may fail to show safety and efficacy sufficient to support intended use claims despite having progressed through initial clinical trials. The data collected from clinical trials of our product candidates may not be sufficient to obtain regulatory approval in the United States or elsewhere. Because of the uncertainties associated with drug development and regulatory approval, we cannot determine if, or when, we may have an approved product for commercialization or whether we will ever achieve sales or profits of RUT58-60 or other product candidates we may pursue in the future.

We may be subject to extensive regulations and may not obtain marketing approvals for products in Europe and other jurisdictions.

In addition to regulations in the United States, should we or our collaborators pursue marketing approvals for RUT58-60 internationally, we and our collaborators will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we, or our collaborators, obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country.

We expect to pursue marketing approvals for RUT58-60 in Europe and other jurisdictions outside the United States with collaborative partners. The time and process required to obtain regulatory approvals and reimbursement in Europe and other jurisdictions may be different from those in the United States regulatory and approval in one jurisdiction does not ensure approvals in any other jurisdiction; however, negative regulatory decisions in any jurisdiction may have a negative impact on the regulatory process in other jurisdictions.

If we, or our collaborators, fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

We have limited knowledge and experience with NDA studies and product applications and we may not be successful in obtaining FDA approvals for our lead drug candidate, RUT58-60.

Currently, we have no products approved for sale. We plan to file our IND with the FDA in the fourth quarter of 2013. Thereafter, we expect to commence patient enrollment for our Phase 1/2 clinical trial in the first quarter of 2014 and then we plan to conduct the pivotal clinical trials necessary to support an NDA filing with the FDA. However, we have not submitted an application for, or obtained any FDA approval for, any product through the NDA process. This lack of previous experience with NDA processes and requirements may impede our ability to obtain FDA approval in a timeframe consistent with our expectations and plans, or at all, for RUT58-60. Failure to comply with FDA and other applicable regulatory requirements, either before or after product approval, may subject us to sanctions, including: warning letters, deficiency notifications, application denials, approval denials, requirements for additional pre-clinical and/or clinical studies, civil and/or criminal penalties, injunctions or suspensions of production, black box warnings and other product label requirements, loss of product approvals, product seizures, or recalls.

If our products do not gain market acceptance, our business will suffer because we might not be able to fund future operations.

A number of factors may affect the market acceptance of our products or any other products we develop or acquire, including, among others:

•	the price of our products relative to other products for the same or similar treatments;
•	the perception by patients, physicians and other members of the health care community of the effectiveness and safety of our products for their indicated applications and treatments;
•	our ability to fund our sales and marketing efforts; and
•	the effectiveness of our sales and marketing efforts.

If our products do not gain market acceptance, we may not be able to fund future operations, including developing, testing and obtaining regulatory approval for new product candidates and expanding our sales and marketing efforts for our approved products, which would cause our business to suffer.

Our research and development program for drug candidates other than RUT58-60 is at an early stage, and we cannot be certain our program will result in the commercialization of any drug.

Except for our development program for RUT58-60, our research and development program targeting non-infectious open surgery indications are at an early stage and, to date, we have not developed any other product candidates generated in our research program. Any product candidates we develop will require significant additional research and development efforts prior to commercial sale, including extensive pre-clinical and clinical testing and regulatory approval. This may require increases in spending on internal projects, the acquisition of third party technologies or products, and other types of investments. We cannot be sure that our approach to drug discovery, acting independently or with partners, will be effective or will result in the development of any drug. We cannot expect that any drug candidates that do result from our research and development efforts will be commercially available for many years.

We have limited experience in conducting pre-clinical testing and clinical trials. Even if we receive initially positive clinical trial results, those results will not mean that similar results will be obtained in the later stages of drug development. Our current lead drug candidate and all of our potential drug candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that none of our drug candidates will be:

•	safe, non-toxic and effective;
•	approved by regulatory authorities;
•	developed into a commercially viable drug;

•	manufactured or produced economically;
•	successfully marketed; or
•	accepted widely by customers.

We depend on Oculus to manufacture RUT58-60, and our development of RUT58-60 could be stopped or delayed, and our commercialization of RUT58-60, if and when RUT58-60 receives regulatory approval, could be stopped or delayed or made less profitable if those third parties fail to provide us with sufficient quantities at acceptable prices.

The manufacture of biotechnology and pharmaceutical products is complex and requires significant expertise, capital investment, process controls and know-how. Common difficulties in biotechnology and pharmaceutical manufacturing may include: sourcing and producing raw materials, transferring technology from chemistry and development activities to production activities, validating initial production designs, scaling manufacturing techniques, improving costs and yields, establishing and maintaining quality controls and stability requirements, eliminating contaminations and operator errors, and maintaining compliance with regulatory requirements. We currently rely on Oculus to manufacture RUT58-60 for testing purposes and we have no independent experience in manufacturing and cannot assure you that any clinical-grade product will ever be produced or that we, Oculus or our other third party manufacturers on which we may rely in the future will maintain operations necessary to continue to produce clinical-grade product for us. We lack the facilities and personnel to manufacture products in accordance with the Current Good Manufacturing Practices (cGMP) prescribed by the FDA or to produce an adequate supply of compounds to meet future requirements for clinical trials and commercialization of RUT58-60. Drug manufacturing facilities are subject to inspection before the FDA will issue an approval to market a new drug product, and all of the manufacturers that we intend to use must adhere to the cGMP regulations prescribed by the FDA.

We have entered into a shared services agreement with Oculus that will take effect upon the completion of this offering and covers our manufacturing arrangement with Oculus. We are currently dependent on Oculus to manufacture RUT58-60, out of its Petaluma, California, facility for our preclinical studies and planned clinical trials and to prepare our products for shipping. If Oculus is unable to fulfill its obligations under the shared services agreement, we may not be able to develop and conduct the planned clinical trials for RUT58-60. We do not control the manufacturing processes of Oculus and are currently dependent on Oculus for the production of RUT58-60 in accordance with cGMPs, which include, among other things, quality control, quality assurance and the maintenance of records and documentation.

We may choose, or be forced, to terminate our manufacturing arrangement with Oculus for the following reasons in an effort to gain direct control over manufacturing processes, or to manage costs associated with manufacturing:

•	Oculus may not perform as agreed;
•	Oculus may not be capable of producing or processing quantities of the drug candidate;
•	Oculus may not be able to manufacture materials that conform to our specifications;
•	Oculus may not be able to hire or retain the necessary employees; and
•	Oculus may be unable to comply with these cGMP requirements and with FDA, state and foreign regulatory requirements, and may not pass regulatory inspections.

Manufacturers are periodically subject to inspections by various regulatory agencies, some of which may be unannounced. The FDA and other regulatory agencies have the ability to issue warning letters and sanctions against manufacturers based upon deficiencies noted during inspections of facilities or based upon material defects in the product label, design, production, or distribution. In addition, we have no control over the ability or willingness of our third party manufacturer to comply with regulatory requirements, maintain adequate quality controls and processes, or maintain qualified personnel. Loss of our third party manufacturer may adversely affect our ability to meet our requirements to conduct clinical trials, secure and maintain regulatory approvals, and meet commercialization targets that we may establish in the future.

We will rely on Oculus to manufacture our Phase 1/2 clinical trial supplies of RUT58-60. Our ability to transfer manufacturing from Oculus to another third-party manufacturer is dependent on our ability to establish and maintain a viable manufacturing facility, acquire and transfer technology and know-how to us and our employees as needed, pass regulatory inspections, and gain the necessary certifications and clearances. We may elect to establish an independent manufacturing facility in the future; however, we can give no assurances that we will be able to do so or to maintain a self-directed manufacturing facility. In the event we do not elect, or are not able, to establish in-house manufacturing and, instead, elect to engage another third party manufacturer, we would be required to transfer manufacturing processes, equipment, and know-how as required to satisfy various regulatory requirements, and thus we could experience significant disruptions in supply. We can offer no assurances that we would be able to enter into any definitive agreements on acceptable terms for the expanded development and commercial scale manufacturing of RUT58-60 with any other third party manufacturers. Any supply disruptions may cause significant delays in clinical trials and negatively impact commercial efforts, which may have an adverse effect on the shares of our common stock.

Oculus, we and/or our third party manufacturers may be adversely affected by developments outside of our control, and these developments may delay or prevent further manufacturing of our products. Adverse developments may include labor disputes, resource constraints, shipment delays, inventory shortages, lot failures, unexpected sources of contamination, lawsuits related to our manufacturing techniques, equipment used during manufacturing, or composition of matter, unstable political environments, acts of terrorism, war, natural disasters, and other natural and man-made disasters. If Oculus, we or our third party manufacturers were to encounter any of the above difficulties, or otherwise fail to comply with contractual obligations, our ability to provide any product for clinical trial or commercial purposes would be jeopardized. This may increase the costs associated with completing our clinical trials and commercial production. Further, production disruptions may cause us to terminate ongoing clinical trials and/or commence new clinical trials at additional expense. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications or pass safety inspections. If production difficulties cannot be solved with acceptable costs, expenses, and timeframes, we may be forced to abandon our clinical development and commercialization plans, which could have a material adverse effect on our business, prospects, financial condition, and shares of our common stock.

We may be unable to maintain sufficient clinical trial liability insurance.

Our inability to obtain and retain sufficient clinical trial liability insurance at an acceptable cost to protect against potential liability claims could prevent or inhibit our ability to conduct clinical trials for product candidates we develop. We are currently a wholly-owned subsidiary of Oculus and until the closing of this offering, we will be operated as a wholly-owned subsidiary of Oculus, and we are covered under Oculus’ insurance policies. However, pursuant to the terms of our license and supply agreement with Oculus, we may have to obtain and maintain a policy or policies of insurance relating to our development and commercialization of the products covered by the license and supply agreement. We currently do not have clinical trial liability insurance and would need to secure coverage before commencing patient enrollment for our Phase 1/2 clinical trials in the United States, which we currently expect to occur in the first quarter of 2014. Any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. We expect we will supplement our clinical trial coverage with product liability coverage in connection with the commercial launch of RUT58-60 or other product candidates we develop in the future; however, we may be unable to obtain such increased coverage on acceptable terms or at all. If we are found liable in a clinical trial lawsuit or a product liability lawsuit in the future, we will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

We will need to increase the size of our organization and the scope of our outside vendor relationships, and we may experience difficulties in managing growth.

As of October 31, 2013, we employed a total of six full-time employees and two part-time consultants, and we will have access to certain of Oculus’ employees and resources through the various agreements we have entered into with Oculus that will take effect upon the completion of this offering. Our current internal departments include finance, research and development and administration. We are led by a team that includes two executives, a Director of Regulatory and Quality Assurance, two operations specialists, and an administrative assistant. We intend to expand our management team to include an operation ramp up of additional technical staff required to achieve our business objectives. In addition, we periodically engage individuals employed by Oculus, on a part-time basis, to assist us with establishing and maintaining accounting systems, managing vendors and CROs, project management, research and development, chemistry and toxicology, manufacturing, human resources, and other general and administrative activities. We will need to expand our managerial, operational, technical and scientific, financial and other resources in order to manage our operations and clinical trials, establish independent manufacturing, continue our research and development activities, and commercialize our product candidate. Our management and scientific personnel, systems and facilities currently in place may not be adequate to support our future growth.

Our need to effectively manage our operations, growth and various projects requires that we:

•	manage our clinical trials effectively, including our planned Phase 1/2 and Phase 2B clinical trials of RUT58-60;
•	manage our internal development efforts effectively while carrying out our contractual obligations to licensors, contractors and other third parties;
•	continue to improve our operational, financial and management controls and reporting systems and procedures; and
•	attract and retain sufficient numbers of talented employees.

We may utilize the services of third party vendors to perform tasks including pre-clinical and clinical trial management, statistics and analysis, regulatory affairs, medical advisory, market research, formulation development, chemistry, manufacturing and control (CMC) activities, other drug development functions, legal, auditing, financial advisory, and investor relations. Our growth strategy may also entail expanding our group of contractors or consultants to implement these and other tasks going forward. Because we rely on numerous consultants, to outsource many key functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for our product candidate or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may be unable to successfully implement the tasks necessary to further develop and commercialize our product candidate and, accordingly, may not achieve our research, development and commercialization goals.

If we are unable to develop satisfactory sales and marketing capabilities, we may not succeed in commercializing RUT58-60 or any other product candidate.

We have no experience in marketing and selling drug products. We have not entered into arrangements for the sale and marketing of RUT58-60 or any other product. We are developing RUT58-60 for large patient populations served by surgeons. These patient populations may number in the millions. Typically, pharmaceutical companies would employ groups of sales representatives and associated sales and marketing staff numbering in the hundreds to thousands of individuals to call on this large number of physicians and hospitals. We may seek to collaborate with a third party to market our drugs or may seek to market and sell our drugs by ourselves. If we seek to collaborate with a third party, we cannot be sure that a collaborative agreement can be reached on terms acceptable to us. If we seek to market and sell our drugs directly, we will need to hire additional personnel skilled in marketing and sales. We cannot be sure that we will be able to acquire, or establish third party relationships to provide, any or all of these marketing and sales capabilities. The establishment of a direct sales force or a contract sales force or a combination direct and contract sales force to market our products will be expensive and time-consuming and could delay any product launch.

Further, we can give no assurances that we may be able to maintain a direct and/or contract sales force for any period of time or that our sales efforts will be sufficient to grow our revenues or that our sales efforts will ever lead to profits.

Even if we obtain regulatory approvals to commercialize RUT58-60 or any other drug, our drug candidates may not be accepted by physicians or the medical community in general.

There can be no assurance that RUT58-60 or any other product candidate successfully developed by us, independently or with partners, will be accepted by physicians, hospitals and other health care facilities. RUT58-60 and any future product candidates we develop will compete with a number of anti-infective drugs and antiseptic and cleansing products manufactured and marketed by major pharmaceutical and medical technology companies. The degree of market acceptance of any drugs we develop depends on a number of factors, including:

•	our demonstration of the clinical efficacy and safety of RUT58-60;
•	timing of market approval and commercial launch of RUT58-60;
•	the clinical indication(s) for which RUT58-60 is approved;
•	product label and package insert requirements;
•	advantages and disadvantages of our product candidates compared to existing therapies;
•	continued interest in and growth of the market for anti-infective drugs;
•	strength of sales, marketing, and distribution support;
•	product pricing in absolute terms and relative to alternative treatments;
•	future changes in health care laws, regulations, and medical policies; and
•	availability of reimbursement codes and coverage in select jurisdictions, and future changes to reimbursement policies of government and third party payors.

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations.

Our failure to successfully acquire, develop and market additional drug candidates or approved drug products could impair our ability to grow.

As part of our growth strategy, we may evaluate, acquire, license, develop and/or market additional product candidates and technologies. These investments will not constitute a significant portion of our business. However, our internal research capabilities are limited, we may be dependent upon pharmaceutical and biotechnology companies, academic scientists and other researchers to sell or license products or technology to us. The success of this strategy depends partly upon our ability to identify, select and acquire promising pharmaceutical product candidates and products. The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with us for the license or acquisition of product candidates and approved products. We have limited resources to identify and execute the acquisition or in-licensing of third party products, businesses and technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all.

In addition, future acquisitions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;
•	disruption of our business and diversion of our management’s and technical personnel’s time and attention to develop acquired products or technologies;
•	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;
•	higher than expected acquisition and integration costs;
•	increased amortization expenses;
•	difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;
•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and
•	inability to retain key employees of any acquired businesses.

Any product candidate that we acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot provide assurance that any products that we develop or approved products that we acquire will be manufactured profitably or achieve market acceptance.

We may not be able to attract, retain, or manage highly qualified personnel, which could adversely impact our business.

Our future success and ability to compete in the biopharmaceutical industry is substantially dependent on our ability to identify, attract, and retain highly qualified key managerial, scientific, medical, and operations personnel. The market for key employees in the pharmaceutical and biotechnology industries can be competitive. The loss of the services of any of our key employees without an adequate replacement or our inability to hire new employees as needed could delay our product development efforts, harm our ability to sell our products or otherwise negatively impact our business.

The scientific, research and development personnel upon which we rely to operate our business have expertise in certain aspects of drug discovery, clinical development and regulatory affairs, and it may be difficult to retain or replace these individuals. We conduct our operations at our facilities in Santa Rosa, California, within the greater San Francisco Bay Area, and this region is headquarters to many other biotechnology, pharmaceutical, and medical technology companies, as well as many academic and research institutions, and, therefore, we face increased competition for technical and managerial personnel in this region.

In addition, we have scientific, medical and clinical advisors who assist us in designing and formulating our products and with development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us, or may have arrangements with other companies to assist in the development of products that may compete with ours.

Despite our efforts to retain valuable employees, members of our management and scientific and development teams may terminate their employment with us on short notice. Although we have written employment agreements with our executive officers, these employment agreements provide for at-will employment, which means that our executive officers can leave our employment at any time, with or without notice. The loss of the services of any of our executive officers or our other key employees, including our regulatory affairs director and our head of manufacturing, the latter of whom is an employee of Oculus to whom we have access through the Shared Services Agreement, and our inability to find suitable replacements could potentially harm our business, financial condition and prospects. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with any regulations applicable to us, to provide accurate information to regulatory authorities, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, or to report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risk.

Business interruptions could adversely affect future operations, revenues, and financial conditions, and may increase our costs and expenses.

Our operations, and those of our directors, advisors, contractors, consultants, CROs, and collaborators, could be adversely affected by earthquakes, floods, hurricanes, typhoons, extreme weather conditions, fires, water shortages, power failures, business systems failures, medical epidemics and other natural and man-made disaster or business interruptions. Our phones, electronic devices and computer systems and those of our directors, advisors, contractors, consultants, CROs, and collaborators are vulnerable to damages, theft and accidental loss, negligence, unauthorized access, terrorism, war, electronic and telecommunications failures, and other natural and man-made disasters. Our headquarters are in Santa Rosa, California and may be subject to risks particularly those that are characteristic of the region such as earthquakes, wildfires, shipping and port delays and closures, flooding, fog, and other natural and man-made events that may adversely affect our results of operations and financial condition. Operating as a virtual company, our employees conduct business outside of our headquarters and leased or owned facilities. These locations may be subject to additional security and other risk factors due to the limited control of our employees. If such an event as described above were to occur in the future, it may cause interruptions in our operations, delay research and development programs, clinical trials, regulatory activities, manufacturing and quality assurance activities, sales and marketing activities, hiring, training of employees and persons within associated third parties, and other business activities. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

Likewise, we rely on third parties to manufacture RUT58-60 and conduct clinical trials, and similar events as those described in the prior paragraph relating to their business systems, equipment and facilities could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidate could be delayed or altogether terminated.

Our independent registered public accounting firm’s report, contained herein, includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, indicating the possibility that we may not be able to operate in the future.

Our financial statements have been prepared on the basis that we will continue as a going concern. For the period from October 20, 2011 (inception) to September 30, 2013, we incurred net losses of $2,022,000. As of September 30, 2013, our total stockholder's deficiency was $(205,000) and we had working capital deficiency of $(1,032,000). We expect to continue to incurring losses for the foreseeable future and must raise additional capital from either our parent company, Oculus, or from external sources in order to sustain our operations while continuing the longer term efforts contemplated under our business plan. Primarily as a result of our losses and limited cash balances, our independent registered public accounting firm has included in its report for the period from October 20, 2011 (inception) to the fiscal year ended March 31, 2013 an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is contingent upon, among other factors, the sale of the shares of our common stock in this offering or obtaining alternate financing. We cannot provide any assurance that we will be able to raise additional capital.

If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our clinical and regulatory efforts, which is critical to the realization of our business plan. The accompanying financial statements do not include any adjustments that may be necessary should we be unable to continue as a going concern. It is not possible for us to predict at this time the potential success of our business. The revenue and income potential of our proposed business and operations are currently unknown. If we cannot continue as a viable entity, you may lose some or all of your investment in our company.

Our business is substantially dependent upon the intellectual property rights that we license from Oculus and the intellectual property underlying those rights serves as collateral under certain loan and security agreements between Oculus and its lenders.

Our parent, Oculus, is the borrower under certain loan and security agreements, or the WTI loan agreements, with Venture Lending & Leasing V, Inc. and Venture Lending & Leasing VI, Inc., or the venture lenders. As of September 30, 2013, the remaining balance of the loans under the WTI loan agreements was approximately $1.6 million and all amounts outstanding under the WTI loan agreements are due by February 2015. All of Oculus’ assets, including its intellectual property and the shares of Ruthigen that it owns, serve as collateral to secure its obligations under the WTI loan agreements. Under the license and supply agreement that we have entered into with Oculus that will take effect upon the completion of this offering, we hold certain exclusive rights to Oculus’ intellectual property for which we are required to pay various milestone and royalty payments to Oculus.

Oculus has agreed to fund a letter of credit, prior to the pricing of this offering, for the full amount of Oculus’ collateralized obligations under the WTI loan agreements. With the letter of credit in place, if Oculus were to default on its obligations under the WTI loan agreements, the venture lenders would have direct access to the funds supporting the letter of credit to satisfy Oculus’ obligations. If those funds were insufficient and the venture lenders were to foreclose on Oculus’ assets, including its intellectual property, our rights to the intellectual property would survive, although the intellectual property underlying the rights would be controlled by third parties other than Oculus, whose incentives to obtain and maintain patent protection and trade secret protection, as well as to successfully defend such patent and trade secret rights against potential competitors, may not be as great as Oculus’ incentives, in light of Oculus’ majority ownership stake in Ruthigen.

Risks Related to Development and Regulatory Approval of RUT58-60 and Our Product Candidates

We cannot be certain that RUT58-60 or any of our future product candidates will receive regulatory approval, and without regulatory approval we will not be able to market our product candidates.

Our business currently depends entirely on the successful development and commercialization of RUT58-60. Our ability to generate revenue related to product sales, if ever, will depend on the successful development and regulatory approval of RUT58-60 for the prevention of infection associated with abdominal surgery and other indications and our future product candidates.

We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. The development of a product candidate and issues relating to its approval and marketing are subject to extensive regulation by the FDA in the United States and regulatory authorities in other countries, with regulations differing from country to country. We are not permitted to market our product candidates in the United States until we receive approval of an NDA from the FDA. We have not submitted any marketing applications for any of our product candidates.

NDA’s must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. NDA’s must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed. If we submit an NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA.

Regulators of other jurisdictions have their own procedures for approval of product candidates. Even if a product is approved, the FDA may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States also have requirements for approval of drug candidates with which we must comply prior to marketing in those countries. Obtaining regulatory approval for marketing of a product candidate in one country does not ensure that we will be able to obtain regulatory approval in any other country. In addition, delays in approvals or rejections of marketing applications in the United States or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, preclinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding our product candidates or other products. Also, regulatory approval for any of our product candidates may be withdrawn.

We cannot predict whether our future trials and studies will be successful or whether regulators will agree with our conclusions regarding the preclinical studies and clinical trials we have conducted to date. If we are unable to obtain approval from the FDA or other regulatory agencies for RUT58-60 and our other product candidates, or if, subsequent to approval, we are unable to successfully commercialize RUT58-60 or our other product candidates, we will not be able to generate sufficient revenue to become profitable or to continue our operations.

Clinical trials for our product candidates are expensive, time-consuming, uncertain and susceptible to change, delay or termination.

Clinical trials are very expensive, time-consuming and difficult to design and implement. Even if the results of our clinical trials are favorable, clinical trials usually continue for several years and may take significantly longer to complete. In addition, we, the FDA, an Institutional Review Board, or other regulatory authorities, including state and local, may suspend, delay or terminate our clinical trials at any time for various reasons, including:

•	lack of effectiveness of our lead drug candidate or any other product candidate during clinical trials;
•	discovery of serious or unexpected toxicities or side effects experienced by study participants or other safety issues;
•	slower than expected rates of subject recruitment and enrollment rates in clinical trials;
•	delays or inability in manufacturing or obtaining sufficient quantities of materials for use in clinical trials due to regulatory and manufacturing constraints;
•	inadequacy of or changes in our manufacturing process or product formulation;
•	delays in obtaining regulatory authorization to commence a study, including “clinical holds” or delays requiring suspension or termination of a study by a regulatory agency, such as the FDA, before or after a study is commenced;
•	changes in applicable regulatory policies and regulations;
•	delays or failure in reaching agreement on acceptable terms in clinical trial contracts or protocols with prospective clinical trial sites;
•	delay or failure to supply product for use in clinical trials which conforms to regulatory specification;
•	unfavorable results from ongoing clinical trials and pre-clinical studies;

•	failure of our contract research organizations, or CROs, or other third-party contractors to comply with all contractual requirements or to perform their services in a timely or acceptable manner;
•	failure by us, our employees, our CROs or their employees to comply with all applicable FDA or other regulatory requirements relating to the conduct of clinical trials or the handling, storage, security and recordkeeping for controlled substances;
•	scheduling conflicts with participating clinicians and clinical institutions; and
•	failure to design appropriate clinical trial protocols.

Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

There is a high rate of failure for drug candidates proceeding through clinical trials.

Generally, there is a high rate of failure for drug candidates proceeding through clinical trials. We may suffer significant setbacks in our clinical trials similar to the experience of a number of other companies in the pharmaceutical and biotechnology industries, even after receiving promising results in earlier trials. Further, even if we view the results of a clinical trial to be positive, the FDA or other regulatory authorities may disagree with our interpretation of the data. In the event that we obtain negative results from the RUT58-60 planned clinical trials or receive poor clinical results for other product candidates, or the FDA chooses to block progress of the trials due to potential Chemistry, Manufacturing and Controls, or CMC, issues or other hurdles or does not approve our NDA for RUT58-60, we may not be able to generate sufficient revenue or obtain financing to continue our operations, our ability to execute on our current business plan will be materially impaired, our reputation in the industry and in the investment community would likely be significantly damaged and the price of our stock would likely decrease significantly.

Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product candidates, or limit the scope of any approved label or market acceptance.

If RUT58-60 or any of our product candidates, prior to or after any approval for commercial sale, cause serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may interrupt, delay or halt clinical trials;
•	regulatory authorities may deny regulatory approval of our product candidates;
•	regulatory authorities may withdraw their approval of the product or impose restrictions on its distribution in the form of a risk evaluation and mitigation strategy, or REMS;
•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications or limitations on the indications for use;
•	we may be required to change the way the product is administered or conduct additional clinical trials;
•	we could be sued and held liable for harm caused to patients; or
•	our reputation may suffer.

We may voluntarily suspend or terminate our planned clinical trials if at any time we believe that they present an unacceptable risk to participants or if preliminary data demonstrate that our product candidates are unlikely to receive regulatory approval or unlikely to be successfully commercialized. In addition, regulatory agencies, institutional review boards or data safety monitoring boards may at any time order the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. If we elect or are forced to suspend or terminate any planned clinical trial of RUT58-60 or any other of our product candidates, the commercial prospects for that product will be harmed and our ability to generate product revenue from that product may be delayed or eliminated. Furthermore, any of these events could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product candidates and impair our ability to generate revenue from the commercialization of these products either by us or by our strategic alliance partners.

Any failure by us to comply with existing regulations could harm our reputation and operating results.

We will be subject to extensive regulation by U.S. federal and state and foreign governments in each of the markets where we intend to sell RUT58-60 if and after it is approved. For example, we will have to adhere to all regulatory requirements including the FDA’s current Good Clinical Practices, Good Laboratory Practice and Good Manufacturing Practice requirements. If we or Oculus fail to comply with applicable regulations, including FDA pre-or post-approval cGMP requirements, then the FDA or other foreign regulatory authorities could sanction us. Even if a drug is FDA-approved, regulatory authorities may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing studies.

If RUT58-60 is approved in the United States, it will be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information, including both federal and state requirements in the United States. In addition, manufacturers and manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP. As such, we and our contract manufacturers are subject to continual review and periodic inspections to assess compliance with cGMP. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have FDA approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of the product, a regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may:

•	issue warning letters;
•	impose civil or criminal penalties;
•	suspend regulatory approval;
•	suspend any of our ongoing clinical trials;
•	refuse to approve pending applications or supplements to approved applications submitted by us;
•	impose restrictions on our operations, including closing our contract manufacturers’ facilities; or
•	seize or detain products or require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from RUT58-60 and our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected. Additionally, if we are unable to generate revenue from sales of RUT58-60, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.

Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation. We expend significant resources on compliance efforts and such expenses are unpredictable and might adversely affect our results. Changing laws, regulations and standards might also create uncertainty, higher expenses and increase insurance costs.

If we are found in violation of federal or state “fraud and abuse” laws, we may be required to pay a penalty and/or be suspended from participation in federal or state health care programs, which may adversely affect our business, financial condition and results of operations.

In the United States, we will be subject to various federal and state health care “fraud and abuse” laws, including anti-kickback laws, false claims laws and other laws intended to reduce fraud and abuse in federal and state health care programs, which could affect us, particularly upon successful commercialization of our products in the United States. The federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug for which payment may be made under a federal health care program, such as Medicare or Medicaid. Under federal government regulations, some arrangements, known as safe harbors, are deemed not to violate the federal Anti-Kickback Statute. Although we seek to structure our business arrangements in compliance with all applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, it is possible that our practices may be challenged under the federal Anti-Kickback Statute. False claims laws prohibit anyone from knowingly and willfully presenting or causing to be presented for payment to third-party payers, including government payers, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services that were not provided as claimed, or claims for medically unnecessary items or services. Cases have been brought under false claims laws alleging that off-label promotion of pharmaceutical products or the provision of kickbacks has resulted in the submission of false claims to governmental health care programs. Under the Health Insurance Portability and Accountability Act of 1996, we are prohibited from knowingly and willfully executing a scheme to defraud any health care benefit program, including private payers, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and/or exclusion or suspension from federal and state health care programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the government under the federal False Claims Act as well as under the false claims laws of several states.

Many states have adopted laws similar to the federal anti-kickback statute, some of which apply to the referral of patients for health care services reimbursed by any source, not just governmental payers. Neither the government nor the courts have provided definitive guidance on the application of fraud and abuse laws to our business. Law enforcement authorities are increasingly focused on enforcing these laws, and if we are found in violation of one of these laws, we could be required to pay a penalty and could be suspended or excluded from participation in federal or state health care programs, and our business, results of operations and financial condition may be adversely affected.

We expect to face competition, often from companies with greater resources and experience than us.

The pharmaceutical industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than we do. Some of these competitors and potential competitors have more experience than we do in the development of pharmaceutical products, including validation procedures and regulatory matters. We are aware of three companies in the United States and/or Europe that produce hypochlorous acid based products intended for medical applications, including Novabay, Oculus and Puricore, which we consider our potential competitors in this regard. In addition, many other companies have commercialized or are developing antibiotics that aim to address the increasingly growing concern of post-surgical infections, including Achaogen, Basilea, Cempra, Cubist Pharmaceuticals, Durata Therapeutics, Forest Laboratories & Astra Zeneca, GlaxoSmithKline, Merck, Paratek, Rempex, Rib-X, Tetraphase Pharmaceuticals, and Trius. If we are unable to compete successfully with these and other potential future competitors, we may be unable to grow and sustain our revenue.

Risks Relating to Our Financial Position and Need for Additional Capital

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of any investment in our shares of common stock.

We were incorporated in Nevada in January 2013 as a wholly-owned U.S. subsidiary of Oculus, a Delaware corporation, which was incorporated in California in 1999 as Micromed Laboratories, Inc., and in August 2001, changed its name to Oculus Innovative Sciences, Inc. We reincorporated from Nevada to Delaware on September 25, 2013. Oculus has a history of losses, and its accumulated deficit amounted to $139,457,000 at June 30, 2013. We have a limited operating history and have financed our operations primarily through funding from Oculus. We have incurred net losses since we began operations in October 2011. Through September 2013, we had an accumulated deficit of $2,022,000. These losses have resulted principally from costs incurred in connection with our research and development activities, pre-clinical tests and other regulatory activities, preparations for our initial public offering, other general and administrative costs associated with our operations, and carve-out financial information from Oculus prior to our incorporation on January 18, 2013. We face considerable risks and difficulties as a company with limited operating history, particularly as an entity with a parent company that has incurred losses since inception. If we do not successfully address these risks, our business, prospects, operating results and financial condition may be materially and adversely harmed. Additionally, our financial status creates substantial doubt about our ability to continue as a going concern.

We expect to incur significant additional operating losses over the next several years as we expand our research and development efforts, pre-clinical testing and clinical trials, and we implement manufacturing, marketing and sales programs. In addition, as our development testing activities continue, our operating losses may increase. Further, this may result in negative cash flow in future periods as we fund operating losses and capital expenditures, and, therefore, will result in decreases in our working capital, total assets and stockholder's equity, which may not be offset by future financings. Our limited operating history makes it particularly difficult for us to predict our future operating results and appropriately budget for our expenses. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

Moreover, we do not have a product approved for commercial sale. We have limited experience as a newly formed research and development stage entity in the biopharmaceutical field, and our prospects must be considered in light of the fact that we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical or biotechnology areas. These risks include, but are not limited to, unforeseen capital requirements, delays in obtaining regulatory approvals, failure to gain market acceptance and competition from foreseen and unforeseen sources. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties encountered by companies in the early stage of development.

Our operating results for the foreseeable future will depend significantly on our ability to fund our research and development programs for, obtain regulatory approval of, and to successfully commercialize RUT58-60.

RUT58-60 is currently our only drug candidate. We may not receive revenues or royalties from commercial sales of RUT58-60 or any other drug in the foreseeable future, if at all.

Our development of RUT58-60 involves a high degree of risk. Many important factors affect our ability to successfully develop and commercialize RUT58-60, including our ability to:

•	demonstrate safety and efficacy of RUT58-60 at each stage of the clinical trial process;
•	meet applicable regulatory standards and receive required regulatory approvals;
•	obtain and maintain necessary patents and/or licenses;
•	produce RUT58-60 in commercial quantities at reasonable costs;
•	obtain reimbursement coverage for RUT58-60;

•	compete successfully against other products; and
•	market RUT58-60 successfully.

We cannot assure you that we will successfully develop and commercialize RUT58-60 or that we will obtain required regulatory approvals for its commercialization. As a result, we may never generate revenues from RUT58-60 sales. To date, we have not generated any revenue from RUT58-60 or any other product and we do not know when, or if, we will generate any revenue in the future. We may never be able to successfully develop or commercialize RUT58-60 or any other product. Even if we do commercialize RUT58-60 or other product candidates in the future, we may incur significant sales, marketing, manufacturing and other general and administrative expenses, as well as continued research and development expenses. As a result, we cannot predict when we will become profitable, if at all, and if we do, we may not remain profitable for any substantial period of time. If we fail to achieve profitability within the timeframe expected by investors, the market price of the common stock may decline, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our products, or continue our operations.

We will need additional funding to advance our clinical trial programs, launch and commercialize our lead drug candidate or any other product candidate.

Pharmaceutical product development, which includes research and development, pre-clinical and clinical studies and human clinical trials, is a time-consuming and expensive process that takes years to complete. We expect that our expenses will increase substantially as we move RUT58-60 into human clinical trials, seek regulatory approval for RUT58-60 for the abdominal surgery indication, seek regulatory approval for RUT58-60 in additional surgical and traumatic injury indications, pursue development of additional innovative hypochlorous acid based pharmaceutical formulations and/or pursue development of hypochlorous acid based pharmaceuticals in additional indications. If we obtain marketing approval for RUT58-60 or any other product candidate that we develop, license, or acquire, we expect to incur significant commercialization expenses related to pre-launch activities, regulatory compliance requirements, sales and marketing, manufacturing and distribution. Additionally, we may incur expenses directly related to license and product acquisitions.

We believe that the proceeds of this offering will be sufficient to fund our operations, including our capital expenditure requirements and financial obligations to complete our planned Phase 1/2 clinical trial, complete our Phase 2B pivotal clinical trial and satisfy certain milestone payments under our license and supply agreement with Oculus for two years following the closing of the offering. These funds will not be sufficient to enable us to conduct our planned Phase 3 pivotal clinical trial, seek marketing approval for RUT58-60 or commercially launch RUT58-60 in the U.S. or any other country or geographic area.

Our inability to raise capital on acceptable terms in the future may cause us to delay, diminish, or curtail certain operational activities, including research and development activities, clinical trials, sales and marketing, and other operations, in order to reduce costs and sustain the business, and such inability would have a material adverse effect on our business and financial condition.

We expect capital outlays and operating expenditures to increase over the next several years as we work to conduct clinical trials, establish independent manufacturing operations, commercialize our products and expand our infrastructure. We may need to raise additional capital to, among other things:

•	fund our planned Phase 3 pivotal clinical trial for RUT58-60;
•	fund additional clinical trials and preclinical trials for RUT58-60 as requested or required by regulatory agencies;
•	fund clinical trials and preclinical trials for RUT58-60 in new indications;
•	sustain commercialization of RUT58-60 or any other new product candidate;
•	develop our manufacturing capabilities, if any;
•	increase our sales and marketing efforts to drive market adoption and address competitive developments;

•	acquire, license or in-license other product candidates;
•	finance capital expenditures and our general and administrative expenses;
•	develop new products;
•	maintain, expand and protect our intellectual property portfolio, if any;
•	add operational, financial and management information systems; and
•	hire additional clinical, quality control, scientific, and general and administrative personnel.

Our present and future funding requirements will depend on many factors, including but not limited to:

•	the progress and timing of our clinical trials;
•	the level of research and development investment required to maintain and improve our technology position;
•	cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, if any;
•	our efforts to acquire or license complementary technologies or acquire complementary businesses;
•	changes in product development plans needed to address any difficulties in commercialization;
•	competing technological and market developments;
•	changes in regulatory policies or laws that may affect our operations; and
•	changes in physician acceptance or medical society recommendations that may affect commercial efforts.

Raising additional capital may cause dilution to our existing stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish certain intellectual property rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, licensing arrangements and grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing stockholders may be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt and receivables financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing stockholders' ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. A failure to obtain adequate funds may cause us to curtail certain operational activities, including research and development, regulatory trials, sales and marketing, and manufacturing operations, in order to reduce costs and sustain the business, and would have a material adverse effect on our business and financial condition.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this initial public offering, including for any of the purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment in our securities or enhance shareholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance shareholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our products, or continue our operations.

Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans. In addition, there is a risk that one or more of our current and future service providers, manufacturers, suppliers, hospitals and other medical facilities, our third party payors, and other partners could be negatively affected by these difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives.

Risks Related to Intellectual Property

If we and Oculus do not obtain protection for our respective intellectual property rights, our competitors may be able to take advantage of our research and development efforts to develop competing drugs.

Our success, competitive position and future revenues will depend in part on our ability and the ability of Oculus, the licensor of intellectual property rights relating to RUT58-60, to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. Under the license and supply agreement that we have entered into with Oculus that will take effect upon the completion of this offering, we hold certain exclusive patent rights for a specified field and territory, including licensed rights under U.S. patents and U.S. patent applications as well as licensed rights under foreign patents and patent applications owned by Oculus.

We may file additional patent applications both in the U.S. and in other countries, as appropriate. However, the patent process is subject to numerous risks and uncertainties, and there can be no assurance that we will be successful in protecting our products by obtaining and defending patents. These risks and uncertainties include but are not limited to the following:

•	Patents may not be granted from patent applications submitted by us or our licensor Oculus to the U.S. Patent and Trademark Office or foreign patent applications.
•	Patents that have issued or will issue, where our own or in-licensed patents and patent applications from Oculus or another entity, may be challenged, invalidated, or circumvented, or otherwise may not provide any competitive advantage.
•	Countries other than the United States may have less restrictive patent laws than those upheld by United States courts, allowing foreign competitors the ability to exploit these laws to create, develop, and market competing products.

•	Our competitors, many of which have substantially greater resources than us and many of which have made significant investments in competing technologies, may seek, or may already have obtained, patents that will limit, interfere with, or eliminate our ability to make, use, and sell our potential products either in the United States or in international markets.
•	There may be significant pressure on the United States government and other international governmental bodies to limit the scope of patent protection both inside and outside the United States for treatments that prove successful as a matter of public policy regarding worldwide health concerns.

In addition, the U.S. Patent and Trademark Office and patent offices in other jurisdictions have often required that patent applications concerning pharmaceutical and/or biotechnology-related inventions be limited or narrowed substantially to cover only the specific innovations exemplified in the patent application, thereby limiting the scope of protection against competitive challenges. Thus, even if we or Oculus are able to obtain patents, the patents may be substantially narrower than anticipated.

In addition to patents, we also rely on trade secrets and proprietary know-how. Although we take measures to protect this information by entering into confidentiality and inventions agreements with our employees, scientific advisors, consultants, and collaborators, we cannot provide any assurances that these agreements will not be breached, that we will be able to protect ourselves from the harmful effects of disclosure if they are breached, or that our trade secrets will not otherwise become known or be independently discovered by competitors. If any of these events occurs, or we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced.

Patent protection and other intellectual property protection are important to the success of our business and prospects, and there is a substantial risk that such protections will prove inadequate.

Our intellectual property may not be sufficient to protect our products from competition and may negatively affect our business as well as limit our partnership or acquisition appeal.

We may be subject to competition despite the existence of intellectual property we license or own. We can give no assurances that our intellectual property claims will be sufficient to prevent third parties from designing around patents we own or license and developing and commercializing competitive products. The existence of competitive products that avoid our intellectual property could materially adversely affect our operating results and financial condition. Furthermore, limitations, or perceived limitations, in our intellectual property may limit the interest of third parties to partner, collaborate or otherwise transact with us, if third parties perceive a higher than acceptable risk to commercialization of our products or future products.

We may elect to sue a third party, or otherwise make a claim, alleging infringement or other violation of patents, trademarks, trade dress, copyrights, trade secrets, domain names or other intellectual property rights that we either own or license from Oculus. If we do not prevail in enforcing our intellectual property rights in this type of litigation, we may be subject to:

•	paying monetary damages related to the legal expenses of the third party;
•	facing additional competition that may have a significant adverse effect on our product pricing, market share, business operations, financial condition, and the commercial viability of our products; and
•	restructuring our company or delaying or terminating select business opportunities, including, but not limited to, research and development, clinical trial, and commercialization activities, due to a potential deterioration of our financial condition or market competitiveness.

A third party may also challenge the validity, enforceability or scope of the intellectual property rights that we license or own; and, the result of these challenges may narrow the scope or claims of or invalidate patents that are integral to RUT58-60 or other drug candidates in the future. There can be no assurance that we will be able to successfully defend patents we own or license from Oculus in an action against third parties due to the unpredictability of litigation and the high costs associated with intellectual property litigation, amongst other factors.

Intellectual property rights and enforcement may be less extensive in jurisdictions outside of the United States; thus, we may not be able to protect our intellectual property and third parties may be able to market competitive products that may use some or all of our intellectual property.

Changes to patent law, including the Leahy-Smith America Invests Act (AIA or Leahy-Smith Act) of 2011 and the Patent Reform Act of 2009 and other future article of legislation, may substantially change the regulations and procedures surrounding patent applications, issuance of patents, and prosecution of patents. We can give no assurances that our patents and those of our licensor, Oculus, can be defended or will protect us against future intellectual property challenges, particularly as they pertain to changes in patent law and future patent law interpretations.

In addition, enforcing and maintaining our intellectual property protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by the U.S. Patent and Trademark Office, courts and foreign government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The actual or purported intellectual property rights of third parties may negatively affect our business.

A third party may sue us or Oculus, the licensor of RUT58-60, or otherwise make a claim, alleging infringement or other violation of the third party’s patents, trademarks, trade dress, copyrights, trade secrets, domain names or other intellectual property rights. If we do not prevail in successfully defending this type of litigation, we may be required to:

•	pay monetary damages;
•	obtain a license in order to continue manufacturing or marketing the affected products, which may not be available on commercially reasonable terms, or at all; or
•	stop activities, including any commercial activities, relating to the affected products, which could include a recall of the affected products and/or a cessation of sales in the future.

The costs of defending an intellectual property claim could be substantial and could materially adversely affect our operating results and financial condition, even if we successfully defend such claims. We cannot offer assurances that we will be able to defend ourselves against claims by third parties due to the high costs associated with intellectual property litigation, amongst other factors.

The intellectual property rights in the field of surgical medicine frequently involve complex legal and factual questions. We are not guaranteed the right to practice our patented technology or develop, manufacture or commercialize our patented products even if we own or license patent rights relating to our products. We cannot be certain that a competitor or other third party does not have or will not obtain rights to intellectual property that may prevent us from manufacturing, developing or marketing certain of our products, regardless of whether we believe such intellectual property rights are valid and enforceable or we believe we would be otherwise able to develop a more commercially successful product, which may harm our operating results and financial condition.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our shares of common stock.

If we materially breach or default under our license and supply agreement with Oculus, Oculus will have the right to terminate the agreement and we could lose critical license rights, which would materially harm our business.

We do not currently own any patents, trademarks, or copyrights; however, our business is substantially dependent upon certain intellectual property rights that we license from Oculus. Therefore, our commercial success will depend to a large extent on our ability to maintain and comply with our obligations under our license and supply agreement with Oculus. Our license and supply agreement with Oculus provides Oculus with the right to terminate the license and supply agreement for an uncured breach by us, or if we are insolvent or the subject of a bankruptcy proceeding, or potentially other reasons. In addition, under the license and supply agreement, we are required to use commercially reasonable efforts to satisfy certain development milestones and other obligations with regard to the development and commercialization of RUT58-60 in order for us to maintain the license. We expect that other technology in-licenses that we may enter into in the future will contain similar provisions and impose similar obligations on us. If we fail to comply with any such obligations to Oculus or future licensors, such licensor will likely terminate their out-licenses to us, in which case we would not be able to market products covered by these licenses, including the RUT58-60 technology. The loss of our license with Oculus with respect to the RUT58-60 technology, and potentially other licenses that we enter into in the future, would have a material adverse effect on our business. In addition, our failure to comply with obligations under our material in-licenses may cause us to become subject to litigation or other potential disputes under any such license agreements.

In addition, our license and supply agreement with Oculus requires us to make certain payments, including license fees, milestone payments royalties, and other such terms typically required under licensing agreements and these types of technology in-licenses generally could make it difficult for us to find corporate partners and less profitable for us to develop product candidates utilizing these existing product candidates and technologies.

We may be subject to claims that our employees, independent consultants or agencies have wrongfully used or disclosed confidential information of third parties.

We employ individuals and contract with independent consultants and agencies who may have previously worked at or conducted business with third parties; and, we may be subject to claims that we or our employees, consultants or agencies have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Risks Related to our Relationship with Oculus

Approval of commercial terms between us and Oculus does not preclude the possibility of stockholder litigation, including but not limited to derivative litigation nominally against Oculus and against its directors and officers and also against us and our directors and officers.

The commercial terms of the license and supply agreement, shared services agreement and separation agreement that we have entered into with Oculus have been negotiated on behalf of Oculus by a Special Transaction Committee consisting solely of disinterested Oculus directors. We believe such negotiations have been at arms’ length. We have no basis for believing that the terms of these agreements will not be in the best interests of both Oculus and its stockholders and also us and our stockholders. Nonetheless, no assurance can be given that any stockholder of Oculus will not claim in a lawsuit that such terms in fact are not in the best interests of Oculus and its stockholders, that the directors and officers of Oculus breached their fiduciary duties in connection with such agreements and that any disclosures by Oculus to its stockholders regarding these agreements and the relationship between Oculus and us did not satisfy applicable requirements. In any such instance, we and our directors and officers may also be named as defendants and we would have to defend ourselves and our directors and officers. While we will seek indemnification from Oculus under the terms of these agreements against any damages or other costs, which could be substantial, no such indemnification has yet been agreed to or may be agreed to and be in effect. Further, any such litigation would be time-consuming and would divert focus and resources from the development of our product candidates and our business, including but not limited to possibly delaying our clinical trials due to our management having to spend time and attention on such litigation.

The Distribution may not occur and your investment in our common stock may be adversely affected if Oculus does not distribute the shares of our common stock owned by Oculus.

Oculus has advised us that, following the completion of this offering and subject to the expiration of any applicable lock-up periods or other agreements we have or may have with Oculus, it does not have any near term plans to distribute the shares of Ruthigen held by Oculus to the Oculus stockholders. It is expected that any potential distribution will be taxable to Oculus and its stockholders. Whether a Distribution is conducted in the future will depend on many factors, including Oculus’ cash position, market capitalization, Oculus’ investment opportunities, taxation to Oculus and Oculus’ stockholders and the our status and prospects. In addition, the liquidity of the market for our common stock may be constrained for as long as Oculus continues to hold a significant position in our common stock. Additionally, without a Distribution, there will be limited liquidity in the market for our common stock, which will impact our stockholders and our stock price. We believe that a distribution of Ruthigen shares by Oculus to Oculus shareholders would be advantageous to the market for our shares by increasing liquidity, would accelerate our ability to become independent from Oculus by decreasing Oculus’ ownership of our common stock and would be beneficial for Oculus’ stockholders who would have a direct opportunity to participate in the Ruthigen value proposition. A lack of liquidity in the market for our common stock may adversely affect our stock price and therefore, our ability to raise additional funds in the public markets, which may have a material adverse effect on our ability to grow our business.

Following this offering, we will continue to depend on Oculus to provide us with certain services for our business.

We have operated as a wholly-owned subsidiary of Oculus. Certain administrative services required by us for the operation of our business are currently provided by Oculus, including services related to insurance and risk management, accounting and human resources. We have entered into the shared services agreement with Oculus that will take effect on the closing of this offering. Under the shared services agreement, Oculus will provide us with certain transition services following the closing of the offering until we are able to build our own capabilities in the transition areas. We believe it is most efficient for Oculus to provide these services for us to facilitate the efficient operation of our business as we transition to becoming an independent, public company. We will, as a result, initially depend on Oculus for transition services following this offering. At our election, or if Oculus does not or is unable to perform its obligations under the agreements, we will be required to provide these services ourselves or to obtain substitute arrangements with other third parties. We may be unable to provide these services because of financial or other constraints or be unable to implement substitute arrangements on a timely basis on terms that are favorable to us, or at all.

The ownership by our chief executive officer and our directors of shares of Oculus common stock and rights to purchase Oculus common stock may create, or may create the appearance of, conflicts of interest.

The ownership by our chief executive officer and our directors of shares of Oculus common stock, options to purchase shares of Oculus common stock, or other equity awards of Oculus may create, or may create the appearance of, conflicts of interest. Our chief executive officer served as the chief executive officer of Oculus until February 2013, when he stepped down to run Ruthigen. Our three directors also currently serve on the board of directors of Oculus, however, upon completion of the offering, our three directors have agreed to step down from Oculus’ board of directors and plan to continue their service on our board of directors. Because of the current (and former, upon the closing) positions of our chief executive officer and our directors with Oculus, they own shares of Oculus common stock, options to purchase shares of Oculus common stock or other equity awards of Oculus. Ownership by our chief executive officer and directors of common stock or options to purchase common stock of Oculus, or any other equity awards, whether prior to, or following the consummation of, this offering, or after the Separation, creates, or, may create the appearance of, conflicts of interest when these individuals are faced with decisions that could have different implications for Oculus than the decisions have for us. Any perceived conflicts of interest resulting from investors questioning the independence of our management or the integrity of corporate governance procedures may materially affect our stock price.

Third parties may seek to hold us responsible for liabilities of Oculus that we have not and do not plan to assume in our agreements with Oculus.

In connection with the Separation, we believe Oculus will generally agree to retain all liabilities that did not historically arise from our business. Third parties may seek to hold us responsible for Oculus’ retained liabilities. Under our agreements with Oculus, Oculus has agreed to indemnify us for claims and losses by third parties relating to these retained liabilities. However, if those liabilities are significant and we are ultimately liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Oculus.

Any disputes that arise between us and Oculus with respect to our past and ongoing relationships could harm our business operations.

Disputes may arise between Oculus and us in a number of areas relating to our past and ongoing relationships, including:

•	intellectual property, technology and business matters, including failure to make required technology transfers and failure to comply with non-compete provisions applicable to Oculus and us;
•	labor, tax, employee benefit, indemnification and other matters arising from the Separation;
•	distribution and supply obligations;
•	employee retention and recruiting;
•	business combinations involving us;
•	sales or distributions by Oculus of all or any portion of its ownership interest in us;
•	the nature, quality and pricing of services Oculus has agreed to provide us; and
•	business opportunities that may be attractive to both Oculus and us.

We have entered into the separation agreement with Oculus related to the separation of our business operations from those of Oculus that contains certain limitations on Oculus’ ability to control various aspects of our business and operations, notwithstanding Oculus’ majority ownership position following the offering. This agreement may be amended upon agreement between us and Oculus.

We and our stockholders may not achieve some or all of the expected benefits of the Separation.

We are focused on developing hypochlorous acid based drugs to prevent and treat infection in invasive applications. Drug development is an expensive and time-consuming process, but we believe the knowledge we have gained while operating as a subsidiary of Oculus has helped expedite this process. However, in order to realize the value proposition of Ruthigen as a drug development company, we intend to target early stage healthcare and pharmaceutical focused investors, who are interested in investing in drug development companies and who appreciate the risks, rewards and typically longer investment timelines associated with such investments. In order to successfully attract this type of new investment, we believe it is critical that we separate from Oculus, because we believe that doing so will provide us with some or all of the following benefits:

•	improving strategic and operational flexibility, increasing management focus and streamlining decision-making by providing the flexibility to implement our strategic plan and to respond more effectively to different customer needs and the changing economic environment;
•	allowing us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, without competing for capital with Oculus’ other businesses;
•	creating an independent equity structure that will facilitate our ability to affect future acquisitions utilizing our common stock; and
•	facilitating incentive compensation arrangements for employees more directly tied to the performance of our business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of our business.

If we are not successful implementing the Separation, we may not be able to achieve the full strategic and financial benefits we expect to receive, or the benefits may be delayed or not occur at all. Even if we are able to achieve stand-alone, independent status as a drug development company, there can be no assurance that investors and analysts will place a greater value on us as a stand-alone drug development company than as a wholly- or majority-owned subsidiary of Oculus.

We will be a “controlled company” within the meaning of the NASDAQ rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, Oculus will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

As a controlled company, we intend to rely on certain exemptions from the NASDAQ standards that will enable us not to comply with certain NASDAQ corporate governance requirements while Oculus continues to control a majority of the voting power of our outstanding common stock. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of The NASDAQ Capital Market.

The assets and resources that we acquire from Oculus in the Separation may not be sufficient for us to operate as a stand-alone company, and we may experience difficulty in separating our assets and resources from Oculus.

Because we have not operated as a stand-alone company in the past, we may have difficulty doing so. We may need to acquire assets and resources in addition to those provided by Oculus to us, and in connection with the Separation, may also face difficulty in separating our resources from Oculus’ and integrating newly acquired assets into our business. For example, we expect to secure the use of an independent research and development and manufacturing facility, manufacturing and packaging equipment. Further, we may need to hire additional personnel to assist with administrative and technical functions, and acquire other office and laboratory equipment for use in the ordinary course operations of our business. If we have difficulty operating as a stand-alone company, fail to acquire assets that we need to run our operations, or incur unexpected costs in separating our business from Oculus’ business or in integrating newly acquired assets into our business, our business, financial condition and results of operations will be adversely affected.

Risks Related to Owning our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to the completion of this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations among Oculus, us and the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common stock as consideration.

The price of our common stock may fluctuate substantially.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this prospectus, are:

•	sale of our common stock by Oculus, our parent and largest stockholder at potentially significant discounts to the prevailing market price, subject to certain conditions, in accordance with the terms of the separation agreement;

•	sale of our common stock by our stockholders, executives, and directors;
•	volatility and limitations in trading volumes of our shares of common stock;
•	our ability to obtain financings to conduct and complete research and development activities including, but not limited to, our human clinical trials, and other business activities;
•	our ability to secure resources and the necessary personnel to conduct clinical trials on our desired schedule;
•	commencement, enrollment or results of our clinical trials of RUT58-60 or any future clinical trials we may conduct;
•	changes in the development status of RUT58-60;
•	any delays or adverse developments or perceived adverse developments with respect to the FDA’s review of our planned pre-clinical and clinical trials;
•	any delay in our submission for studies or product approvals or adverse regulatory decisions, including failure to receive regulatory approval for RUT58-60;
•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;
•	unanticipated safety concerns related to the use of RUT58-60;
•	failures to meet external expectations or management guidance;
•	changes in our capital structure or dividend policy, including as a result of the potential Distribution, future issuances of securities, sales of large blocks of common stock by our stockholders, including Oculus;
•	our cash position;
•	announcements and events surrounding financing efforts, including debt and equity securities;
•	our inability to enter into new markets or develop new products;
•	reputational issues;
•	competition from existing technologies and products or new technologies and products that may emerge;
•	announcements of acquisitions, partnerships, collaborations, joint ventures, new products, capital commitments, or other events by us or our competitors;
•	changes in general economic, political and market conditions in or any of the regions in which we conduct our business;
•	changes in industry conditions or perceptions;
•	changes in valuations of similar companies or groups of companies;
•	analyst research reports, recommendation and changes in recommendations, price targets, and withdrawals of coverage;
•	departures and additions of key personnel;
•	disputes and litigations related to intellectual properties, proprietary rights, and contractual obligations;
•	changes in applicable laws, rules, regulations, or accounting practices and other dynamics;
•	announcements or actions taken by Oculus as our principal stockholder;

•	open-market transactions that may occur prior to or immediately after the potential Distribution of shares by Oculus; and
•	other events or factors, many of which may be out of our control.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the net tangible book value of your shares. As a result, you will incur immediate dilution of $8.29 per share, representing the difference between the assumed initial public offering price of $13.00 per share (the midpoint of the range on the cover of this prospectus) and our estimated net tangible book value per share as of September 30, 2013 of $4.71. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

Future sales and issuances of our common stock or rights to purchase common stock pursuant to our equity incentive plan could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including expanding research and development, funding clinical trials, purchasing of capital equipment, hiring new personnel, commercializing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Under our 2013 Plan, which will become effective upon the closing of this offering, we may grant equity awards covering up to an additional 751,450 shares of our common stock. On the 46th day after the completion of this offering, we intend to grant to our employees and directors restricted stock units for up to 436,450 shares of our common stock under our 2013 Plan. We plan to register the number of shares issuable upon outstanding awards and available for issuance under our 2013 Plan. Sales of shares granted under our 2013 Plan may result in material dilution to our existing stockholders, which could cause our share price to fall.

“Penny stock” rules may make buying or selling our securities difficult which may make our stock less liquid and make it harder for investors to buy and sell our securities.

If our shares of common stock are not listed for trading by NASDAQ and begin to trade on an over-the-counter market such as the Over-the-Counter Bulletin Board or any quotation system maintained by OTC Markets, Inc., trading in our securities will be subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

Financial reporting obligations of being a public company in the United States are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company that is separate from Oculus, we will incur significant additional legal, accounting and other expenses that we did not incur as a privately held, wholly-owned subsidiary of Oculus. The obligations of being a public company in the United States require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the listing requirements of the stock exchange on which our securities are listed. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage that we had through Oculus. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price.

We are an “emerging growth company” and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies. We cannot predict whether investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We could remain an “emerging growth company” until the earliest to occur of earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

We may be at risk of securities class action litigation.

We may be at risk of securities class action litigation. This risk is especially relevant for us due to our dependence on positive clinical trial outcomes and regulatory approvals of RUT58-60. In the past, biotechnology and pharmaceutical companies have experienced significant stock price volatility, particularly when associated with binary events such as clinical trials and product approvals. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and results in a decline in the market price of our common stock.

There is no guarantee that our common stock will be listed on NASDAQ.

We have applied to have our shares of common stock listed for trading on The NASDAQ Capital Market. On the date of this prospectus, we believe that we will satisfy the listing requirements and expect that our common stock will be listed on The NASDAQ Capital Market. Such listing, however, is not guaranteed. If the application is not approved, we will seek to have our common stock quoted on the Over-The-Counter Bulletin Board. Even if such listing is approved, there can be no assurance any broker will be interested in trading our common stock. Therefore, it may be difficult to sell any shares you purchase in this offering if you desire or need to sell them. Our lead underwriter, Aegis Capital Corp., is not obligated to make a market in our common stock, and even after making a market, can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our common stock will develop or, if developed, that the market will continue.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Prospectus Summary,” “Use of Proceeds,” “Risk Factors,” “Management Discussion and Analysis of Financial Condition and Result of Operations,” and “Business” sections. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words.

Our operations and business prospects are always subject to risks and uncertainties including, among others:

•	our business is substantially dependent upon the intellectual property rights that we license from Oculus; the intellectual property underlying those rights serves as collateral under certain loan and security agreements between Oculus and its lenders and could be foreclosed upon by Oculus’ lenders if Oculus were to breach the loan and security agreements;
•	the timing of regulatory submissions;
•	our ability to obtain and maintain regulatory approval of RUT58-60 and any other product candidates we may develop, and the labeling under any approval we may obtain;
•	approvals for clinical trials may be delayed or withheld by regulatory agencies;
•	pre-clinical and clinical studies will not be successful or confirm earlier results or meet expectations or meet regulatory requirements or meet performance thresholds for commercial success;
•	the timing and receipt of reimbursement codes;
•	risks relating to the timing and costs of clinical trials, the timing and costs of other expenses;
•	risks associated with obtaining funding from third parties;
•	management and employee operations and execution risks;
•	loss of key personnel;
•	competition;
•	risks related to market acceptance of products;
•	intellectual property risks;
•	assumptions regarding the size of the available market, benefits of our products, product pricing, timing of product launches;
•	risks associated with the uncertainty of future financial results;
•	risks associated with this offering;
•	our ability to attract collaborators and partners;
•	risks associated with our reliance on third party organizations; and
•	risks associated with our relationship with Oculus.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

Industry and Market Data

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys, and studies conducted by third parties, some of which may not be publicly available. Estimates, forecasts and surveys are periodically updated by third-parties and may materially impact projections in the future.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 1,500,000 shares of our common stock in this offering will be approximately $16.7 million, assuming an initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $19.5 million.

A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share would increase or decrease the net proceeds from this offering by approximately $1.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

We expect the net proceeds from this offering will allow us to fund our operations for up to two years following the closing of the offering, including the initiation and completion of our planned Phase 1/2 clinical trial and the initiation and completion of our planned Phase 2B pivotal clinical trial. We intend to use the net proceeds from this offering in more detail as follows:

•	approximately $6-$7 million to fund our planned Phase 1/2 initial clinical trial and Phase 2B pivotal clinical trial of RUT58-60;
•	approximately $5 million to satisfy certain milestone payments under our license and supply agreement; and
•	approximately $4-5 million for general corporate purposes, general and administrative expenses, working capital and capital expenditures, including the establishment of a pilot research facility.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from clinical trials of RUT58-60. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the further development of RUT58-60 or commercially launch RUT58-60 in the United States.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013:

•	on an actual basis;
•	on an as adjusted basis to give effect to our issuance and sale of shares of 1,500,000 of our common stock in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $2.8 million payable by us.

	As of September 30, 2013
	Actual	As Adjusted(1)
Stockholder's (deficiency) equity
Preferred stock, $0.0001 par value; 500,000 shares authorized, no shares issued and outstanding, actual; no preferred shares issued or outstanding, pro forma, as adjusted	$—	$—
Common stock, $0.0001 par value; 100,000,000 shares authorized, 2,000,000 shares issued and outstanding, actual; 3,500,000 shares issued and outstanding, pro forma, as adjusted	200	350
Additional paid-in capital	1,816,800	18,511,750
Deficit accumulated during the development stage	(2,022,000)	(2,022,000)
Total stockholder's (deficiency) equity	$(205,000)	$16,490,100

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share (the midpoint of our expected offering range on the cover of this prospectus) would increase (decrease) the amounts representing cash, working capital (deficiency), total assets and total stockholder's equity by $1,380,000.

The number of shares of common stock to be outstanding after this offering is based on 2,000,000 shares outstanding as of October 31, 2013 and it does not include:

•	751,450 shares of our common stock reserved for future issuance under our 2013 Plan, of which restricted stock units for up to 436,450 shares of our common stock are intended to be granted to our employees and directors on the 46th day after the completion of this offering; and
•	75,000 shares of our common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock. As of September 30, 2013, our net tangible book value was $(1,029,000), or $(0.51) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets (excluding deferred offering costs) less total liabilities, divided by 2,000,000, the number of shares of common stock outstanding at September 30, 2013.

After giving effect to the sale of shares of our common stock in this offering, assuming an initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2013 would have been $16.5 million, or $4.71 per share. This amount represents an immediate increase in the as adjusted net tangible book value of $5.22 per share to our existing stockholders and an immediate dilution in the as adjusted net tangible book value of approximately $8.29 per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after the offering from the amount of cash that a new investor paid for a share of common stock.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$13.00
Net tangible book value per share as of September 30, 2013	$(0.51)
Increase per share attributable to new investors	5.22
Net tangible book value per share after the offering		4.71
Dilution per share to new investors		$8.29

If the underwriters exercise their over-allotment option to purchase 225,000 additional shares in full, the as adjusted net tangible book value per share after giving effect to the offering would be $5.16 per share. This represents an increase in as adjusted net tangible book value of $5.67 per share to existing stockholders and dilution in as adjusted net tangible book value of $7.84 per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value after this offering by approximately $1.4 million and the as adjusted net tangible book value per share after this offering by $0.39 per share and would increase (decrease) the dilution per share to new investors in this offering by $0.61 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of the offering determined at pricing.

The following table summarizes, on an as adjusted basis as of September 30, 2013, the total number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholder paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	2,000,000	57%	$840,000	4%	$0.42
New investors	1,500,000	43%	$19,500,000	96%	$13.00
Total	3,500,000	100%	$20,340,000	100%	$5.81

The table above is based on actual shares of our common stock outstanding as of September 30, 2013 of 2,000,000.

The table above does not include:

•	751,450 shares of our common stock reserved for future issuance under our 2013 Employee, Director and Consultant Equity Incentive Plan, or 2013 Plan, of which restricted stock units for up to 436,450 shares of our common stock are intended to be granted to our employees and directors on the 46th day after the completion of this offering; and
•	75,000 shares of our common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering.

If the underwriters exercise their over-allotment option to purchase 225,000 additional shares in full, the following will occur:

•	the percentage of shares of our common stock held by existing stockholders will decrease to approximately 54% of the total number of shares of our common stock outstanding after this offering; and
•	the number of shares of our common stock held by new investors will increase to 1,725,000, or approximately 46% of the total number of shares of our common stock outstanding after this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following table sets forth our selected financial data for the periods and as of the dates indicated. You should read the following selected financial data in conjunction with our audited financial statements and the related notes thereto included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future.

	Period from October 20, 2011 (inception) to March 31, 2012	Year Ended March 31, 2013	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013	Period from October 20, 2011 (inception) to September 30, 2013
			(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Revenues	$—	$—	$—	$—	$—
Operating expenses
Research and development	24,000	258,000	23,000	670,000	952,000
Selling, general and administrative	4,000	265,000	7,000	801,000	1,070,000
Total operating expenses	28,000	523,000	30,000	1,471,000	2,022,000
Net loss	$(28,000)	$(523,000)	$(30,000)	$(1,471,000)	$(2,022,000)
Net loss per share: basic and diluted	$(0.01)	$(0.26)	$(0.02)	$(0.74)
Weighted-average number of shares used in per common share calculations:
Basic and diluted	2,000,000	2,000,000	2,000,000	2,000,000

	March 31, 2012	March 31, 2013	September 30, 2013
			(unaudited)
Balance Sheet Data:
Cash	$—	$96,000	$89,000
Working capital deficit	—	(1,000)	(1,032,000)
Total assets	—	148,000	1,123,000
Total liabilities	—	101,000	1,328,000
Total stockholder’s equity (deficiency)	$—	$47,000	$(205,000)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

We are a biopharmaceutical company focused on the discovery, development, and commercialization of pharmaceutical-grade hypochlorous acid, or HOCl, based therapeutics designed to prevent and treat infection in invasive applications. Our lead drug candidate, RUT58-60, is a broad spectrum anti-infective that we are developing for the prevention and treatment of infection in surgical and trauma procedures. We are focusing RUT58-60 for use initially to prevent infections in abdominal surgery due to the large addressable market, high rate of post-surgical infection associated with abdominal surgery, the high-impact opportunity that abdominal surgery offers us in the clinical trial setting to expose multiple internal organs to RUT58-60 at one time, and feedback from surgeons identifying post-surgical infection in abdominal surgery (relative to other surgeries) as a significant unmet medical need. We were incorporated in January 2013 as a wholly-owned subsidiary of Oculus and until the closing of this offering, we will be operated as a wholly-owned subsidiary of Oculus. We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. We plan to file our IND for RUT58-60 in the fourth quarter of 2013.

Our goal is to become the first company to market RUT58-60 as a drug containing hypochlorous acid for the prevention and treatment of infection in invasive surgeries in the United States. We believe that RUT58-60 has the potential to significantly reduce the rate of post-surgical infections, reduce the use of systemic antibiotics that have proven to be ineffective against certain common resistant strains of bacteria, including methicillin-resistant staphylococcus aureus, or MRSA, and vancomycin-resistant enterococcus, or VRE, reduce the negative side effects associated with the increasingly widespread use of antibiotics, accelerate post-surgical healing which should lead to quicker patient discharge from the hospital, and ultimately reduce hospital readmission rates. We plan to initiate patient enrollment for our Phase 1/2 clinical trial for RUT58-60 in the United States in the first quarter of 2014 and pending the successful completion of that trial and our planned pivotal clinical trials, we plan to submit our new drug application, or NDA, to the FDA in 2017.

We believe that RUT58-60 will complement the paid for performance paradigm and it is designed to reduce the overall healthcare costs associated with post-surgical infections and improve hospital economics. We believe the benefits of RUT58-60 will be significant:

•	RUT58-60 mimics the human body’s own infection-fighting mechanism,
•	RUT58-60 has not shown evidence of toxicity or other negative side effects in our animal and other preclinical studies,
•	preclinical studies of RUT58-60 conducted by us have not produced resistant bacteria, and
•	RUT58-60 appears to provide broad spectrum anti-microbial effect with significant pro-healing attributes.

We believe that RUT58-60 has the potential to be used as a prophylactic therapy to prevent and treat infections, and may accelerate patient discharge from the hospital and ultimately lead to an overall reduction in hospital readmission rates.

The benefits of hypochlorous acid in preventing infection have been well-demonstrated in products with lower concentrations of hypochlorous acid than RUT58-60. To date, hypochlorous acid based products have only been cleared for use as medical devices for topical applications in the United States, Europe and certain other countries. Earlier formulations have not been able to achieve therapeutic indication status, primarily due to their lack of stability and therefore have been limited for use as topical applications. Historically, the lack of stability has posed a vexing problem to companies hoping to pursue hypochlorous acid products for therapeutic indications in invasive applications and has prevented these companies from being able to conduct the clinical trials necessary to prove whether HOCl is safe and effective for use as a therapeutic.

Hypochlorous acid based products have been used successfully to prevent infection in topical applications and have been sold commercially since at least 2005 by other companies, generally as medical devices or for the disinfection of medical devices. Several of these hypochlorous acid based products have been commercialized as medical devices by Oculus Innovative Sciences, Inc., or Oculus, our parent company and the licensor of our technology. Through our license and supply agreement with Oculus, we have obtained exclusive rights to the RUT58-60 technology, as well as a proprietary method of manufacturing and producing hypochlorous acid with pharmaceutical potential by incorporating additional small molecules, such as magnesium, without sodium hypochlorite, the result of which increases the compound’s stability and biocompatibility, or the compound’s ability to remain in direct contact with internal tissues and organs. We believe our recent enhancements to the stability and biocompatibility of the compound will allow us to expand the use of hypochlorous acid so that it may be used in direct contact with internal organs and thus, for invasive applications, including surgical and trauma procedures, as well as additional clinical indications. With these enhancements, we believe our lead product candidate will be able to meet the safety and efficacy standards that the FDA requires for the approval of a new drug. Obtaining approval of new drug by the FDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed. If we are successful obtaining FDA approval of RUT58-60 as a drug, we plan to commercialize it for invasive applications.

There are approximately 30 million surgical and trauma procedures in the United States per year, approximately 7 million of which are abdominal surgeries. Our initial goal is to obtain FDA approval for RUT58-60 for the prevention of infection associated with abdominal surgery and thereafter we plan to pursue FDA approval for RUT58-60 for use in other types of surgical procedures as well as additional clinical indications. We expect to commence patient enrollment for our Phase 1/2 clinical trial in the first quarter of 2014. Pending the successful completion of that trial, we plan to conduct the pivotal clinical trials necessary to obtain regulatory approval in the United States. Our goal is to obtain regulatory approval from the FDA and begin marketing RUT58-60 for the prevention of infection associated with abdominal surgery as early as 2017.

If we are successful in receiving FDA approval for RUT58-60 for the prevention of infection in abdominal surgery, we plan to pursue other types of surgeries, including cardiac, pulmonary and spinal, among others. Based upon data from preclinical studies conducted by us and data reported in third party publications, we believe that the safety and tolerability profile of RUT58-60, combined with its broad-range antimicrobial potency without specificity, offer a practical and unique approach to stem the high rate of hospital acquired infections and infections resulting from complications in surgeries and the increasing emergence of new antibiotic resistant bacteria that pose a significant risk to public health. We believe that RUT58-60 represents a significant innovation over existing uses of hypochlorous acid in topical applications and over systemic antibiotics, which are the current standard of care for the prevention and treatment of infection in surgical and other invasive applications, and has the potential to raise the clinical bar for anti-infective products generally in the face of increasing headwinds.

In addition to the United States, we plan to seek regulatory approval to commercialize RUT58-60 in Canada, Europe and Japan. Under our license and supply agreement with Oculus, we have exclusively licensed the hypochlorous acid technology relating to RUT58-60 for commercialization in the United States, Europe, Japan and Canada. Together, these markets represented approximately 71% of the global medicines market in 2011. In parallel with our clinical development activities for RUT58-60, we have commenced discussions with various pharmaceutical companies for potential partnership and collaboration activities for RUT58-60 in the United States, Canada, Europe and Japan. To date, we have not entered into any partnerships or collaborations for RUT58-60 and we cannot guarantee that we will be successful entering into any such arrangements on terms favorable to us, or at all.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Financial Operations Overview and Analysis for the Six Months Ended September 30, 2013 and September 30, 2012

Revenue

We did not recognize product sales for the six months ended September 30, 2013 or September 30, 2012. Our ability to generate product revenues in the future will depend almost entirely on our ability to successfully develop, obtain regulatory approval for and then successfully commercialize RUT58-60 in the United States. In the event we choose to pursue a partnering arrangement to commercialize RUT58-60 or other products outside the United States, we would expect to initiate additional research and development and clinical trial activities in the future.

Cost of Revenue

We did not recognize cost of product sales for the six months ended September 30, 2013 or September 30, 2012.

Research and Development Expense

Research and development expense was $670,000 and $23,000 for the six months ended September 30, 2013 and 2012, respectively. Research and development expense consists of costs related to the research and development of RUT58-60 and our manufacturing process; the development and testing of new drug formulations; preclinical studies; consulting fees; personnel related costs, including salaries, and benefits; and in the preparations for clinical trials, which are designed to obtain FDA drug approvals for RUT58-60. Research and development expense is charged as incurred. These expenses were attributable to salary, other personnel related expenses, and consulting expenses in the research and development, clinical, and regulatory departments. The expansion of our clinical and regulatory team was due to our increased focus on medical education, clinical trials and the management of regulatory trials.

We expect that research and development expense will continue to increase substantially in future years as we seek to begin our clinical trial enrollment and pursue regulatory approvals for RUT58-60. Based on these anticipated timelines and the resources we have allocated, we expect the total operating expense to bring

RUT58-60 through our goal of FDA approval will be approximately $50 million. In addition, we expect to expand the scope of our new product development, which may also result in substantial increases in research and development expense.

Selling, General and Administrative Expense

Selling, general and administrative expense was $801,000 and $7,000 for the six months ended September 30, 2013 and 2012, respectively. Selling, general and administrative expense consists of personnel related costs, including salaries, bonuses, and benefits; and development expenses associated with RUT58-60 marketing preparations; costs related to administrative personnel and senior management; costs related to the completion of the license and supply agreement, shared services agreement and separation agreement with Oculus; and costs associated with our plans and preparations for a future potential capital raise. These expenses also include the costs of conducting market research, attending and/or participating in industry conferences and seminars, business development activities, and other general business and outside consulting activities. Selling, general and administrative expense also includes travel costs, for employees and third-party consultants, legal and accounting fees and other professional and administrative costs.

We expect that selling, general and administrative expense will increase in the future as we increase our personnel and expand our infrastructure to support the requirements of being a public company.

Financial Operations Overview and Analysis for the Year Ended March 31, 2013.

Revenue

We did not recognize product sales for the year ended March 31, 2013.

Cost of Revenue

We did not recognize cost of product sales for the year ended March 31, 2013.

Research and Development Expense

Research and development expense was $258,000 for the year ended March 31, 2013. Research and development expense consists of costs related to the research and development of RUT58-60 and our manufacturing process; the development and testing of new drug formulations; preclinical studies; personnel related costs, including salaries, and benefits; and in the preparations for clinical trials, which are designed to obtain FDA drug approvals for RUT58-60. Research and development expense is charged as incurred. These expenses were attributable to salary, other personnel related expenses, and consulting expenses in the research and development, clinical, and regulatory departments. The expansion of our clinical and regulatory team was due to our increased focus on medical education, clinical trials and the management of regulatory trials.

Selling, General and Administrative Expense

Selling, general and administrative expense was $265,000 for the year ended March 31, 2013. Selling, general and administrative expense consists of personnel related costs, including salaries, bonuses, and benefits; and development expenses associated with RUT58-60 marketing preparations; costs related to administrative personnel and senior management; costs related to the establishment of corporate governances; and costs associated with our plans and preparations for a future potential capital raise. These expenses also include the costs of conducting market research, attending and/or participating in industry conferences and seminars, business development activities, and other general business outside consulting activities. Selling, general and administrative expense also includes travel costs, for employees and third-party consultants, legal and accounting fees and other professional and administrative costs.

Financial Operations Overview and Analysis for the Period from October 20, 2011 (“inception”) through the Year Ended March 31, 2012.

Revenue

We did not recognize product sales for the period from inception through the year ended March 31, 2012.

Cost of Revenue

We did not recognize cost of product sales for the period from inception through the year ended March 31, 2012.

Research and Development Expense

Research and development expense was $24,000 for the period from inception through the year ended March 31, 2012. Research and development expense consists of time and expense allocations from our parent related to preclinical studies, consulting activities and personnel related costs, including salaries and benefits.

Selling, General and Administrative Expense

Selling, general and administrative expense was $4,000 for the period from inception through the year ended March 31, 2012. Selling, general and administrative expense consists of time and expense allocations from our parent related to personnel related costs, including salaries and benefits.

Liquidity and Capital Resources

We reported a loss of $1,471,000 for the six months ended September 30, 2013 and a loss of $523,000 for the year ended March 31, 2013. At September 30, 2013 and March 31, 2013, our accumulated deficit amounted to $2,022,000 and $551,000, respectively. We had a working capital deficit of $1,032,000 as of September 30, 2013 and a working capital deficit of $1,000 as of March 31, 2013. We have not yet achieved profitability. These conditions raise substantial doubt about our ability to continue as a going concern. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need to generate significant product revenues to achieve profitability. We may never achieve profitability.

Sources of Liquidity

Since our inception, all of our operations have been financed through $2,728,000 in advances from our parent company, Oculus. For the six months ended September 30, 2013, all of our operations have been financed through $2,130,000 in advances from Oculus. For the year ended March 31, 2013, all of our operations have been financed through $570,000 in advances from Oculus. As of September 30, 2013, $911,000 of these advances from Oculus are payable back to Oculus pending the completion of the initial public offering.

Oculus’ Secured Debt Facility

Our parent, Oculus, is the borrower under certain loan and security agreements, or the WTI loan agreements, with Venture Lending & Leasing V, Inc. and Venture Lending & Leasing VI, Inc., or the venture lenders. As of September 30, 2013, the remaining balance of the loans under the WTI loan agreements was approximately $1.6 million and all amounts outstanding under the WTI loan agreements are due by February 2015. All of Oculus’ assets, including its intellectual property and the shares of Ruthigen that it owns, serve as collateral to secure its obligations under the WTI loan agreements. Under the license and supply agreement that we have entered into with Oculus that will take effect upon the completion of this offering, we hold certain exclusive rights to Oculus’ intellectual property for which we are required to pay various milestone and royalty payments to Oculus.

Oculus has agreed to fund a letter of credit, prior to the pricing of this offering, for the full amount of Oculus’ collateralized obligations under the WTI loan agreements. With the letter of credit in place, if Oculus were to default on its obligations under the WTI loan agreements, the venture lenders would have direct access to the funds supporting the letter of credit to satisfy Oculus’ obligations. If those funds were insufficient and the venture lenders were to foreclose on Oculus’ assets, including its intellectual property, our rights to the intellectual property would survive, although the intellectual property underlying the rights would be controlled by third parties other than Oculus.

The separation agreement entered into between us and Oculus provides that if Oculus defaults under the WTI loan agreements and we are required to make payments or transfer our assets to the venture lenders on Oculus’ behalf, then we are not required to make payments that we may owe to Oculus under the various agreements between the parties, until such time as Oculus reimburses us or we are otherwise made whole after having met Oculus’ obligations under the WTI loan agreements. The separation agreement further provides that Oculus will indemnify, defend and hold harmless us and our affiliates from and against any and all direct losses relating to the WTI loan agreements.

Cash Flows

As of September 30, 2013, we had cash and cash equivalents of $89,000, compared to $96,000 at March 31, 2013.

Net cash used in operating activities was $1,357,000 and $30,000 for the six months ended September 30, 2013 and 2012, respectively. The net cash used in this period primarily reflects net loss for this period. For the six months ended September 30, 2013 the net loss was offset in part by changes in operating assets and liabilities.

Net cash used in operating activities was $426,000 and $28,000 in the periods ended March 31, 2013 and 2012, respectively. The net cash used in these periods primarily reflects net loss for this period. For the year ended March 31, 2013, the net loss was partially offset in part by changes in operating assets and liabilities.

Net cash provided by financing activities for the six months ended September 30, 2013 was $1,350,000. The net cash provided by financing activities during this period was primarily attributable to $1,219,000 of investments made by Oculus and $911,000 of advances made by Oculus which will be reimbursed to Oculus at the closing of this proposed offering, offset by $780,000 of deferred offering costs related to our initial public offering.

Net cash provided by financing activities for the six months ended September 30, 2012 was $30,000. The net cash provided by financing activities during this period was primarily attributable to $30,000 of investments made by Oculus.

Net cash provided by financing activities for the year ended March 31, 2013 was $526,000. The net cash provided by financing activities during this period was primarily attributable to $570,000 of investment made by Oculus offset by $44,000 of deferred offering costs related to our initial public offering.

Net cash provided by financing activities for the period of inception to March 31, 2012 was $28,000. The net cash provided by financing activities during this period was primarily attributable to $28,000 of investment made by Oculus.

Contractual Obligations

As of September 30, 2013, we had no long-term contractual obligations. We lease approximately 995 square feet of executive office space in Santa Rosa, California, and our monthly rent is approximately $1,700. This lease expires on October 31, 2014.

Operating Capital and Capital Expenditure Requirements

We expect to continue to incur substantial operating losses in the future and to make capital expenditures to support the expansion of our research and development programs, establishment of a research and development and manufacturing facility and to initiate commercial operations. We anticipate using a portion of the net proceeds from this offering to finance these activities. It may take several years to obtain the necessary regulatory approvals to commercialize RUT58-60 as a drug in the United States. There is no assurance that such approvals will be obtained.

Our future funding requirements will depend on many factors, including:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;
•	future clinical trial results;
•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;
•	the cost and timing of regulatory approvals;
•	the cost and delays in product development as a result of any changes in regulatory oversight applicable to our products;
•	the cost and timing of establishing sales, marketing and distribution capabilities;
•	the effect of competing technological and market developments;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and
•	the extent to which we acquire or invest in businesses, products and technologies.

We may seek to raise additional funds through public or private equity offerings, debt financings, capital lease transactions, corporate collaborations or other means. We may seek to raise additional capital due to favorable market conditions or strategic considerations even if we have sufficient funds for planned operations. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. To the extent that we raise additional funds through collaborative arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms that are not favorable to us. We do not know whether additional funding will be available on acceptable terms, or at all. A failure to secure additional funding when needed may require us to curtail certain operational activities, including regulatory trials, sales and marketing, and international operations and would have a material adverse effect on our future business and financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under Securities and Exchange Commission rules.

Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to exercise its judgment. We exercise considerable judgment with respect to establishing sound accounting policies and in making estimates and assumptions that affect the reported amounts of our assets and liabilities, our recognition of revenues and expenses, and disclosure of commitments and contingencies at the date of the financial statements.

On an ongoing basis, we evaluate our estimates and judgments. We base our estimates and judgments on a variety of factors including our historical experience, knowledge of our business and industry, current and expected economic conditions, the attributes of our products, the regulatory environment, and in certain cases, the results of outside appraisals. We periodically re-evaluate our estimates and assumptions with respect to these judgments and modify our approach when circumstances indicate that modifications are necessary.

While we believe that the factors we evaluate provide us with a meaningful basis for establishing and applying sound accounting policies, we cannot guarantee that the results will always be accurate. Since the determination of these estimates requires the exercise of judgment, actual results could differ from such estimates.

A description of significant accounting policies that require us to make estimates and assumptions in the preparation of our financial statements is as follows:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates and assumptions include the recoverability of long-lived assets and valuation allowance related to the company's deferred tax assets.

Stock-based Compensation

We account for share-based awards exchanged for employee services based on the estimated fair value of the award on the grant date. We estimate the fair value of employee stock awards using the Black-Scholes valuation model. We amortize the fair value of employee stock awards on a straight-line basis over the requisite service period of the awards. Compensation expense includes the impact of an estimate for forfeitures for all stock awards.

We account for equity instruments issued to non-employees based on the estimated fair value of the instrument on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instrument vests or becomes non-forfeitable. Non-employee stock-based compensation charges are amortized over the vesting period or as earned.

Income Taxes

We are required to determine the aggregate amount of income tax expense or loss based upon tax statutes in jurisdictions in which we conduct business. In making these estimates, we adjust our results determined in accordance with generally accepted accounting principles for items that are treated differently by the applicable taxing authorities. Deferred tax assets and liabilities resulting from these differences are reflected on our balance sheet for temporary differences in loss and credit carryforwards that will reverse in subsequent years. We also establish a valuation allowance against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. Valuation allowances are based, in part, on predictions that management must make as to our results in future periods. The outcome of events could differ over time which would require that we make changes in our valuation allowance.

Research and Development

Research and development expense is charged to operations as incurred and consists primarily of personnel expenses, clinical and regulatory services and supplies.

BUSINESS

Overview

We are a biopharmaceutical company focused on the discovery, development, and commercialization of pharmaceutical-grade hypochlorous acid, or HOCl, based therapeutics designed to prevent and treat infection in invasive applications. Our lead drug candidate, RUT58-60, is a broad spectrum anti-infective that we are developing for the prevention and treatment of infection in surgical and trauma procedures. We are focusing RUT58-60 for use initially to prevent infections in abdominal surgery due to the large addressable market, high rate of post-surgical infection associated with abdominal surgery, the high-impact opportunity that abdominal surgery offers us in the clinical trial setting to expose multiple internal organs to RUT58-60 at one time, and feedback from surgeons identifying post-surgical infection in abdominal surgery (relative to other surgeries) as a significant unmet medical need. We were incorporated in January 2013 as a wholly-owned subsidiary of Oculus and until the closing of this offering, we will be operated as a wholly-owned subsidiary of Oculus. We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. We plan to file our IND for RUT58-60 in the fourth quarter of 2013.

Our goal is to become the first company to market RUT58-60 as a drug containing hypochlorous acid for the prevention and treatment of infection in invasive surgeries in the United States. We believe that RUT58-60 has the potential to significantly reduce the rate of post-surgical infections, reduce the use of systemic antibiotics that have proven to be ineffective against certain common resistant strains of bacteria, including methicillin-resistant staphylococcus aureus, or MRSA, and vancomycin-resistant enterococcus, or VRE, reduce the negative side effects associated with the increasingly widespread use of antibiotics, accelerate post-surgical healing which should lead to quicker patient discharge from the hospital, and ultimately reduce hospital readmission rates. We plan to initiate patient enrollment for our Phase 1/2 clinical trial for RUT58-60 in the United States in the first quarter of 2014 and pending the successful completion of that trial and our planned pivotal clinical trials, we plan to submit our new drug application, or NDA, to the FDA in 2017.

We believe that RUT58-60 will complement the paid for performance paradigm and it is designed to reduce the overall healthcare costs associated with post-surgical infections and improve hospital economics. We believe the benefits of RUT58-60 will be significant:

•	RUT58-60 mimics the human body’s own infection-fighting mechanism,
•	RUT58-60 has not shown evidence of toxicity or other negative side effects in our animal and other preclinical studies,
•	preclinical studies of RUT58-60 conducted by us have not produced resistant bacteria, and
•	RUT58-60 appears to provide broad spectrum anti-microbial effect with significant pro-healing attributes.

We believe that RUT58-60 has the potential to be used as a prophylactic therapy to prevent and treat infections, and may accelerate patient discharge from the hospital and ultimately lead to an overall reduction in hospital readmission rates.

The benefits of hypochlorous acid in preventing infection have been well-demonstrated in products with lower concentrations of hypochlorous acid than RUT58-60. To date, hypochlorous acid based products have only been cleared for use as medical devices for topical applications in the United States, Europe and certain other countries. Earlier formulations have not been able to achieve therapeutic indication status, primarily due to their lack of stability and therefore have been limited for use as topical applications. Historically, the lack of stability has posed a vexing problem to companies hoping to pursue hypochlorous acid products for therapeutic indications in invasive applications and has prevented these companies from being able to conduct the clinical trials necessary to prove whether HOCl is safe and effective for use as a therapeutic.

Hypochlorous acid based products have been used successfully to prevent infection in topical applications and have been sold commercially since at least 2005 by other companies, generally as medical devices or for the disinfection of medical devices. Several of these hypochlorous acid based products have been commercialized as medical devices by Oculus Innovative Sciences, Inc., or Oculus, our parent company and the licensor of our technology. Through our license and supply agreement with Oculus, we have obtained exclusive rights to the RUT58-60 technology, as well as a proprietary method of manufacturing and producing hypochlorous acid with pharmaceutical potential by incorporating additional small molecules, such as magnesium, without sodium hypochlorite, the result of which increases the compound’s stability and biocompatibility, or the compound’ ability to remain in direct contact with internal tissues and organs. We believe our recent enhancements to the stability and biocompatibility of the compound will allow us to expand the use of hypochlorous acid so that it may be used in direct contact with internal organs and thus, for invasive applications, including surgical and trauma procedures, as well as additional clinical indications. With these enhancements, we believe our lead product candidate will be able to meet the safety and efficacy standards that the FDA requires for the approval of a new drug. Obtaining approval of new drug by the FDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed. If we are successful obtaining FDA approval of RUT58-60 as a drug, we plan to commercialize it for invasive applications.

There are approximately 30 million surgical and trauma procedures in the United States per year, approximately 7 million of which are abdominal surgeries. Our initial goal is to obtain FDA approval for RUT58-60 for the prevention of infection associated with abdominal surgery and thereafter we plan to pursue FDA approval for RUT58-60 for use in other types of surgical procedures as well as additional clinical indications. We expect to commence patient enrollment for our Phase 1/2 clinical trial in the first quarter of 2014. Pending the successful completion of that trial, we plan to conduct the pivotal clinical trials necessary to obtain regulatory approval in the United States. Our goal is to obtain regulatory approval from the FDA and begin marketing RUT58-60 for the prevention of infection associated with abdominal surgery as early as 2017.

If we are successful in receiving FDA approval for RUT58-60 for the prevention of infection in abdominal surgery, we plan to pursue other types of surgeries, including cardiac, pulmonary and spinal, among others. Based upon data from preclinical studies conducted by us and data reported in third party publications, we believe that the safety and tolerability profile of RUT58-60, combined with its broad-range antimicrobial potency without specificity, offer a practical and unique approach to stem the high rate of hospital acquired infections and infections resulting from complications in surgeries and the increasing emergence of new antibiotic resistant bacteria that pose a significant risk to public health. We believe that RUT58-60 represents a significant innovation over existing uses of hypochlorous acid in topical applications and over systemic antibiotics, which are the current standard of care for the prevention and treatment of infection in surgical and other invasive applications, and has the potential to raise the clinical bar for anti-infective products generally in the face of increasing headwinds.

In addition to the United States, we plan to seek regulatory approval to commercialize RUT58-60 in Canada, Europe and Japan. Under our license and supply agreement with Oculus, we have exclusively licenses the hypochlorous acid technology relating to RUT58-60 for commercialization in the United States, Europe, Japan and Canada. Together, these markets represented approximately 71% of the global medicines market in 2011. In parallel with our clinical development activities for RUT58-60, we have commenced discussions with various pharmaceutical companies for potential partnership and collaboration activities for RUT58-60 in the United States, Canada, Europe and Japan. To date, we have not entered into any partnerships or collaborations for RUT58-60 and we cannot guarantee that we will be successful entering into any such arrangements on terms favorable to us, or at all.

Our Strategy

Our goal is to be the first company to market hypochlorous acid based drugs for the prevention and treatment of infection in invasive procedures. By doing so, we hope to be able to reduce the number of post-surgical infections, reduce the increasingly widespread use of systemic antibiotics and the negative side effects associated with them, accelerate post-surgical healing which should lead to quicker patient discharge from the hospital, and reduce hospital readmission rates. The key elements of our strategy to achieve this goal are listed below.

•	Initiate and complete clinical trials for our lead drug candidate, RUT58-60, for the first indication (abdominal surgery) and obtain regulatory approval to market as a drug in the United States.

•	Establish our own research and development and manufacturing facility in compliance with the FDA’s cGMP requirements for manufacturing drugs.
•	Commercialize RUT58-60 in the United States either through a direct sales force or with a partner.
•	Engage strategic partners to develop, obtain regulatory approval for, and commercialize RUT58-60 for invasive use in Europe and Japan.
•	Expand the use of, and obtain regulatory approval for, RUT58-60 for use in other types of surgeries and traumatic procedures.
•	Leverage our proprietary hypochlorous acid chemistry technology to develop a pipeline of innovative drugs for the prevention and treatment of infection in surgical and other invasive applications.

Our Solution

We believe that hypochlorous acid, the active pharmaceutical ingredient in RUT58-60 and other drug candidates that we plan to develop in the future, has several potential benefits over systemic antibiotics, which are the current standard of care for the prevention of infection associated with surgical and trauma procedures, as described below.

•	Broad Spectrum Activity. RUT58-60 has been shown in non-clinical studies to kill bacteria, viruses, spores, and fungi. We believe this can be achieved through common mechanisms of action, including by denaturation, a process in which the structure of surface proteins on the microorganism is irreversibly changed or damaged, which results in the destruction of pathogen.
•	Effective Against Existing Antibiotic Resistant Strains of Bacteria. RUT58-60 has been shown in non-clinical studies to eradicate MRSA, VRE, and other antibiotic resistant microorganisms. RUT58-60’s biologic activity is localized and fast-acting, which results in rapid bacterial destruction; in vitro studies have demonstrated potent 30-second kill times against several commonly found, clinically relevant, aggressive treatment-resistant bacteria.
•	Multi-targeted; Does Not Promote Emergence of Superbugs. We believe that RUT58-60 has the potential to be used broadly as a prophylactic agent to prevent infections in surgical patients because, in pre-clinical studies, it has not been shown to promote resistance to bacteria and therefore does not increase the emergence of drug-resistant pathogens. RUT58-60 does not target specific strains or receptor targets that the microorganism can then quickly mutate to induce resistance. Further, exposure to hypochlorous acid causes irreversible destabilization of protein structures necessary for continued metabolism for bacteria and other microbes.
•	Pro-healing Potential. Hypochlorous acid products have demonstrated faster tissue healing in studies published in peer-reviewed journals and other publications. Although the mechanism of action for incision site healing has not been formally established in RUT58-60, we believe that incision sites will heal quicker, resulting in faster patient recovery and discharge from the hospital.
•	Mimics Body’s Natural Microbe-Fighting Mechanism. Human bodies have evolved over thousands of years to produce hypochlorous acid naturally to kill infection-causing microbes quickly and without creating the opportunity for microbes to mutate and become resistant. We believe that we have chemically engineered RUT58-60 to mimic the body’s natural response to unfamiliar and unwanted organisms, without the undesirable side effects resulting from the proliferation and overuse of antibiotics.
•	No Change to Surgeon Behavior Required. Sterile saline is currently the most commonly used irrigation solution to prevent infection during and following surgery when lavage is used to wash the surgical site following surgical and trauma procedures, but it does not contain the antiseptic benefits traditionally associated with antibiotics to prevent post-surgical infection. The use of a lavage wash in surgeries is not new and therefore, we believe that the replacement of saline (or other currently used post-operative irrigation solutions) with RUT58-60 in surgical settings will be an easy and logical transition for surgeons and will not require additional training, time, education, ramp up or behavior changes by surgeons.
•	Prepackaged, Sterilized, Ready to Use. We believe that RUT58-60, if approved by the FDA, will be the only prepackaged, sterilized, ready-to-use hypochlorous acid based drug designed to prevent infection following surgery. We intend to package RUT58-60 in convenient, sterile packaging that will not require mixing or solution preparation prior to use, thereby reducing the need for human intervention and further minimizing opportunities to introduce other organisms that may cause infection and the risk of medical error.
•	Stable Formulation. RUT58-60 is not expected to require special handling precautions or storage requirements beyond those typically required for similar sterile products found in hospital and other indoor settings. Laboratory tests suggest that RUT58-60 may have a shelf life ranging from one to two years depending on the size and type of packaging. We believe that RUT58-60 is a unique, shelf stable form of hypochlorous acid that has the potential to meet the FDA’s requirements for a drug.
•	Enhanced Biocompatibility for Internal Use. We believe RUT58-60 is the first and only form of hypochlorous acid based drug designed for internal use. We believe RUT58-60 represents an innovative way to improve the potential pharmaceutical properties of hypochlorous acid by incorporating additional small molecules, such as magnesium, without sodium hypochlorite, the result of which enhances the biocompatibility of the compound in a manner that allows the compound to remain in direct contact with internal tissues and organs.
•	Hospital Cost Savings Potential. We believe that RUT58-60 has the potential to improve surgical outcomes and lower hospital costs by preventing infection, decreasing the time to patient discharge and reducing hospital readmission rates. Post-surgical infections are costly and, under new government regulations and payor policies, these infections are increasingly not covered for reimbursement. High patient costs associated with the treatment of infections may be related to longer hospitalizations and extended care, patient isolation due to the high rates of infection transmission, and the use of expensive systemic antibiotics used to target infection. Post-surgical infection may also undermine the healing process, prolong healing time and increase hospital readmissions after initial discharge. Eventually, we believe that RUT58-60 may also help reduce the use of systemic antibiotics, thereby lowering overall cost of the hospital visit.

Bacteria and the Antibacterial Market

Bacteria are microscopic, single cell organisms, or microorganisms, that can survive and reproduce in the human body; and in certain situations, may cause infections. These bacterial infections may be caused by a number of types and variations of bacteria and may results in symptoms that range from mild to serious and life threatening. Most bacteria can be categorized according to a single characteristic, the cell wall. A Gram stain is often performed to differentiate bacteria into Gram-positive Bacteria, which have a permeable thick cell wall, or Gram-negative Bacteria, which have a less permeable cell wall. The Gram stain is a violet or deep blue colored dye that is absorbed into the cell wall of a Gram-positive bacteria, thus a Gram-positive bacterium can be seen with its violet or deep blue hue stain when viewed under a microscope.

Common Gram-positive Bacteria include:

•	Staphylococcus, or “Staph,” including methicillin-resistant Staph aureus, or “MRSA,” which was historically a common hospital acquired infection that is now and increasingly found outside of the hospital and in the general community.
•	Streptococcus, or “Strep,” including Streptococcus pneumoniae, or “pneumonia,” which may cause infections in the lung, ear, throat, bloodstream, and/or meninges.
•	Enterococcus, including vancomycin-resistant enterococcus, or “VRE,” which is a common hospital acquired infection.

Common Gram-negative Bacteria include:

•	Escherichia coli, or “E coli,” which is commonly found in the human gastrointestinal tract, and may cause infections in the gastrointestinal or urinary tracts in some patients, or in the bloodstream or skin.
•	Acinetobacterbaumannii, which is an antibiotic resistant bacterial strain that has been linked to hospital acquired infections.
•	Pseudomonas aeruginosa, which is a naturally occurring antibiotic resistant bacterial strain that produces a biofilm, or extracellular matrix, to adhere individual bacteria together and prevent antibiotic access to the cellular targets.
•	Klebsiellapneumoniae, or “Klebsiella,” including KPC, a strain of Klebsiella, which is a bacterial strain that is resistant to the antibiotic drug carbapenem.

Bacterial Resistance to Antibiotics

Bacteria are thought to be among the earliest living organisms on Earth and have adapted to survive in many harsh and unique environments that tend not to sustain other forms of life. In a similar fashion, bacteria have evolved and formed resistance to several types of antibiotics and sterilizing agents. Bacteria containing new genetic mutations, which strengthen them to resist the impact of antibiotics that were designed to kill the bacteria, reproduce. This reproduction can lead to formation of new colonies (populations) of bacteria with similar genetic traits. Additionally, many bacteria are capable of sharing genetic information across bacterial species in ways that induce drug resistance from one organism to another and thus extend drug resistance to new types of bacterial pathogens.

There are generally four primary mechanisms of bacterial activity found in microorganisms that cause resistance to antimicrobial drugs, such as antibiotics:

•	Bacteria may develop capabilities to alter or inactivate the antimicrobial drug. The enzymatic deactivation of penicillin G in some penicillin-resistant bacteria is an example of this type of bacterial resistance.
•	Bacteria can alter the site being targeted by antibiotics. The alteration of the binding site of penicillin and the creation of MRSA and other penicillin-resistant bacteria are examples of this type of mutation.
•	Bacteria can alter their specific metabolic pathway to process chemicals in new ways. An example of this type of bacterial resistance is how sulfonamide-resistant bacteria are now using preformed folic acid.
•	Bacteria can reduce drug accumulation by decreasing permeability to the drug and/or increasing active efflux (pumping out) of the drugs across the cell surface.

Millions of bacteria can be produced during a single infection event from a single cell. Bacteria need a food source and a hospitable environment to reproduce, grow and foster their ability to spread. Bacteria often find the conditions to meet these needs within and on the surface of the human body itself. However, certain chemicals are known to prevent bacterial growth, reproduction and survival, including antibiotics, topical antiseptics (including alcohols, iodine, silver, oxidizing agents, chlorine based agents, and others), certain soaps, organic acids, essential oils and others. Bacteria may also be sensitive to various environmental conditions such as high temperatures, ultraviolet light, pressure variations, irradiation, and to viruses that are known to attack bacteria. Therefore, in order to survive, bacteria have developed resistance to many of these commonly used chemicals and conditions.

Antibiotics

Antibiotics and other antimicrobial drugs have been used since the 1940’s to treat patients who have demonstrated symptoms commonly associated with infections. During the decades since their introduction, antibiotics have saved and bettered the lives of millions of patients; the value of these live saving accomplishments is immeasurable. Even dating back over 2,000 years ago, medicinal preparations with antimicrobial properties were used and described in texts. Sir Fleming discovered that an active compound derived from the Penicilliumnotatummould, which he termed penicillin, was responsible for the antibacterial properties of the mould. Dr. Fleming’s discovery would ultimately lead to the creation of synthetic penicillins and other antibiotic medications; these treatments represent one of the cornerstones of the modern pharmaceutical industry. Most of today’s antibiotic medicines are synthetic or semisynthetic molecules with modifications on naturally occurring chemicals.

Antibacterial drugs can be further classified by their mechanisms of action, or their method of causing either bacterial death (bactericidal) or inhibiting bacterial growth (bactereostatic). Some common classes of antibacterial drugs include:

•	penicillins, cephalosporins and carbapenems, which target the method of synthesis of layers of the bacterial cell wall, and cyclic polypeptides such as Bacitracin, which also inhibit formation of bacterial cell membranes;
•	sulfonamides and quinolones, which target essential bacterial enzymes that may be used in cellular repair or reproduction; and
•	tetracyclines, aminoglycosides, macrolides and oxazolidonones, which target bacterial protein synthesis that may slow or halt bacterial growth.

The anti-infective market represents a significant market for pharmaceutical drugs worldwide. In 2009, the antibacterial drug market in the United States, based upon IMS Health data, was estimated to be approximately $10.7 billion. Approximately 61% of these expenditures were in the outpatient setting (principally community pharmacies), 34% were in inpatient or hospital settings, and 5% were in long-term care facilities.

The common practice of using antibiotics to treat patients with a wide range of infections that are known, or presumed to be attributable to, bacteria has resulted in the evolution and spread of drug-resistant bacteria in hospital and community settings and in the global food supply. Over time, new antibiotic drugs have been developed by the medical community to address these drug-resistant bacteria; however, the proliferation of new antibiotic drugs has resulted in the further evolution of “Superbug” bacteria that have developed resistance to several commonly prescribed antibacterial drugs. In turn, physicians have modified their use of broad-spectrum (treats a wide range of bacteria including Gram-positive and Gram-negative strains) and narrow-spectrum (treats a select group of bacteria) antibiotics. Broad spectrum antibiotics are commonly used as first-line therapies to treat patients with infections prior to the identification of the type or specific bacterial strain responsible for the infection, until such a time as a more specific, narrow-spectrum antibiotic can be used or added.

The widespread increase in antibiotic-resistant bacteria has been widely recognized as a rapidly emerging threat to public health on a global basis. Reports from several organizations have discussed the growing concern over the spread of antibiotic resistance and that if significant efforts are not effectively made to decrease the proliferation of antibiotic resistant-related infections, infections that were formerly treatable may become untreatable, thereby placing patients at risk for injury or death. The risk that a patient contracts a life-threatening infection, simply while being treated for common medical conditions and procedures, such as surgery, chemotherapy, care of the elderly and infants, and other patients with compromised immune systems, that causes a greater threat to the patient’s health than the common medical condition for which they are being treated, seems to invert the treatment paradigm. Faced with this reality, patients may choose not to undergo even common medical procedures.

According to publications by the CDC, the proportion of healthcare-associated staphylococcal infections that are due to MRSA in the United States has increased from 2% in 1974 to 22% in 1995 and 64% in 2004. While more recent reports suggest stabilization in these rates, new antibiotic-resistant organisms are rapidly emerging. These include bacterial strains that are resistant to nearly all antibiotics. The toll on patients and the healthcare system is becoming increasingly problematic. In the hospital setting, patients that are infected with antibiotic-resistant bacteria tend to have longer and more expensive hospital stays, and are more likely to experience significant negative health consequences, including death, as a result of these infections. Based on this data and feedback from physicians and other healthcare professionals, we believe that innovative anti-infective drugs that are able to kill antibiotic-resistant bacteria, which do not carry the negative side effects commonly associated with antibiotics, would meet this significant unmet medical need and that RUT58-60 may be one of them.

In acknowledgement of these growing problems, in July 2012, the Food and Drug Administration Safety and Innovation Act was passed, which included the Generating Antibiotics Incentives Now Act, or the GAIN Act. The GAIN Act is intended to provide incentives for the development of new, qualified infectious disease products.

In post-surgical and trauma applications, common methods of controlling infection, include the use of systemic and topical antibiotics and mechanical washes, such as saline, which have proven to be only moderately effective in preventing infections. In addition, certain topical and systemic antibiotics have negative side effects and antibiotics and antiseptic agents also tend to inhibit the healing process due to their toxicity and may require specialized preparation or handling. Antibiotics, both topical and systemic, can lead to the emergence of drug-resistant bacteria, such as MRSA and VRE. As a result, no single treatment is used universally for post-surgical applications; and, we believe that RUT58-60 has the potential to fill that void by preventing or treating infection in surgical and other invasive applications.

Limitations of Current Anti-Infective Products

Commonly used topical antiseptics, mechanical washes, such as saline or Ringer’s solution, and systemic antibiotics have limitations and negative side effects that may constrain their usage. For example:

•	Antibiotics and antiseptics can kill bacteria and cure infection but may promote antibiotic resistance in select microbial strains;
•	Many topical antiseptics, including Betadine, hydrogen peroxide and Dakin’s solution, can be toxic, can destroy human cells and tissue, may cause allergic reactions and, as a result, these side effects that can impede the healing process of the surgical site;
•	Advanced care products, such as silver based products, are expensive and require precise dosage and close monitoring by trained medical staff to minimize the potential for tissue toxicity, allergic reactions and bacterial resistance;
•	The increase in antibiotic-resistant bacterial strains, such as MRSA, VRE, and C. diff, has compromised the effectiveness of some widely used topical and systemic antibiotics, such as Neosporin and Bacitracin;
•	Oral and systemic antibiotics often are not effective in treating topical infections, especially if the patient does not have adequate blood flow to the infected site, may cause serious side effects, and also may promote future antibacterial resistance; and
•	Growth regulators, skin substitutes and mechanical closure treatment may accelerate the healing of the surgical site, but do not actively cure infection.

Our Lead Drug Candidate, RUT58-60

We are developing our lead drug candidate, RUT58-60, for the prevention of infection in surgical and other invasive applications. The initial indication that we are pursuing is for use in abdominal surgery. The active pharmaceutical ingredient in RUT58-60 is hypochlorous acid. It is manufactured without any sodium hypochlorite, and it incorporates additional small molecules, such as magnesium, the result of which increases the stability and biocompatibility of the compound so that it may be used in direct contact with internal organs. We believe that we are the first company to have produced a shelf stable and tissue biocompatible form of hypochlorous acid that will satisfy FDA’s safety and efficacy requirements as a drug for invasive use. To date, despite attempts by several commercial enterprises, we are not aware of any company that has been successful in developing hypochlorous acid as a drug for invasive use in the United States. Our plan for RUT58-60 is to conduct the clinical trials that will be necessary to prove its safety and efficacy for use during surgery and our goal is to receive FDA approval initially as a drug for the prevention of infection following abdominal surgery. Subject to FDA approval of RUT58-60, we plan to commercialize RUT58-60 for the prevention of infection in surgical and other invasive applications.

We are rapidly advancing our clinical development program for RUT58-60. We submitted our pre-IND meeting package to the FDA, which included information about our proposed clinical trial protocol and data supporting the initiation of a Phase 1/2 clinical trial of RUT58-60 in the United States. The meeting package also included, among other items, pre-clinical data derived from studies using hypochlorous acid based products, as well as a several independent publications and reports using topical formulations of hypochlorous acid from various manufacturers. Several topical hypochlorous acid based products have been cleared by the FDA as medical devices and marketed in the United States, Europe and certain other countries by various companies and have accumulated an extensive clinical data bank demonstrating the safety and efficacy of hypochlorous acid as a topical product used to moisten, debride and clean, and in some instances, be used as an anti-infective. In addition, we are not aware of any reports of significant adverse events associated with the use of its hypochlorous acid based topical solutions based on our review of the FDA MAUDE Database (Manufacturer And User Facility Device Experience).

Improvements in RUT58-60 Over Existing Hypochlorous Acid Formulations

With most classes of anti-infectives containing hypochlorous acid, chemists have generally not been able to synthesize a formulation containing hypochlorous acid that meets the FDA’s requirements applicable to a drug for invasive use, such as sufficient tolerability, biocompatibility, efficacy, stability and sterility; and, only been able to achieve tolerability and efficacy sufficient for use as a topical agent. We believe the proprietary chemical formulation and manufacturing process that formed the basis for RUT58-60 will further optimize the earlier formulations of hydrochlorous acid in a manner that will result in tolerability, biocompatibility, efficacy, stability and sterility to potentially allow for it to be used as a drug in surgical and other invasive procedures where it will be in direct contact with human internal organs.

We believe that the absence of hypochlorite (OCL-) in RUT58-60 and the incorporation of additional small molecules, such as magnesium, increase the stability and biocompatibility of the compound so that it may be used in direct contact with internal organs. We believe these chemical attributes are substantial improvements over existing hypochlorous acid formulations and may cause RUT58-60 to meet the FDA’s requirements applicable to a drug for invasive use. Furthermore, the final packaged RUT58-60 will be subject to a standard sterilization process as required for internal use. This final critical step in the manufacturing of RUT58-60 is designed to prevent the potential for introduction of infectious agents related to the packaging material when the drug is used in sterile surgical suites. In preclinical studies for RUT58-60, we have demonstrated that RUT58-60’s stability withstands the temperature treatment associated with the sterilization processes. We believe these chemical attributes (tolerability, biocompatibility, efficacy, stability and sterility) have the potential to enable RUT58-60 to become the first hypochlorous acid based drug candidate for potential use in surgical and other invasive applications.

Select Pathogen Activity of RUT58-60

In March, 2013, we tested the pathogen activity of RUT58-60 in preclinical studies. Below are the average kill times using RUT58-60 on certain common bacteria that cause infection. The results demonstrate that RUT58-60 is effective in reducing the organism populations by > 7 logs at all intervals shown. Notably, RUT58-60 completely eradicated the bacteria within the first 30 seconds after application of the drug solution onto the cell cultures.

	Contact Times (Log Reductions*)					% Bacterial Reduction**	Incubation*** Times (hrs)
Bacteria Challenge Populations	30 Sec	1 Min	2 Min	5 Min	10 Min
MRSA (Methicillin-resistant S. aureus)	8.5	8.5	8.5	8.5	8.5	99.9999997%	24.5
E. coli	8.4	8.4	8.4	8.4	8.4	99.9999996%	24
P. aeruginosa	8.2	8.2	8.2	8.2	8.2	99.9999993%	25
VRE (E. faecalis)	8.1	8.1	8.1	8.1	8.1	99.9999993%	24
P. mirabilis’	8.3	8.3	8.3	8.3	8.3	99.9999995%	57
S. marcescens	8.8	8.8	8.8	8.8	8.8	99.9999999%	24.5
C. albicans	7.1	7.1	7.1	7.1	7.1	99.9999929%	22.5

*	Log Reduction is a mathematical term used to demonstrate a Log, or 10-fold, reduction in live bacteria.
**	Calculations show no detectable surviving bacterial presence in the samples tests. Test methods did not use serial dilutions (a series of dilution that reduces the concentration of bacteria by a defined amount per stage).
***	Incubated on Tryptic Soy Agar (TSA) at 30 – 35°C.

Proven Utility of Hypochlorous Acid

While we do not have the requisite regulatory approval to market RUT58-60 as a drug with an antimicrobial or healing indication in the United States, Europe, or Japan, we believe several factors including clinical results, laboratory testing, scientific papers authored on and physician-led clinical studies based on other hypochlorous acid containing solutions and formulations, suggest that hypochlorous acid, the active pharmaceutical ingredient in RUT58-60, may significantly reduce a wide range of infections in surgical and traumatic injuries and potentially accelerate patient discharge. Further, a number of physician-led clinical studies suggest that hypochlorous acid is safe, easy to use and may shorten hospital stays, lower aggregate patient care costs and, in certain cases, reduce the need for antibiotics. In one such clinical presentation at the 11th Scientific Conference 2008 in Kota Bharu, Malaysia, Dr. M.G. Khairulasri, et al., reported results from a prospective, randomized clinical trial of 178 patients who underwent elective coronary artery bypass graft (CABG) surgery. Oculus provided product at no cost for purposes of this study. Results of this study were also published in the Heart Surgery Forum, a cardiothoracic multimedia journal, in August 2010. Patients were given either Dermacyn (Group A), a hypochlorous acid based formulation manufactured by Oculus, or a 10% povidone-iodine solution (Group B). All patients also received intravenous prophylaxis (antibiotics) in addition to the lavage solution. After their surgeries, the patients’ sternums were closed and in both groups, the wounds were soaked for 15 minutes. Patients were evaluated several times prior to discharge and again following discharge at weeks 2, 4, and 6 for the presence of wound infection and side-effects. The primary outcome was the presence of sternotomy wound infection, which was defined and graded according to the Centers for Disease Control and Prevention (CDC) in their National Nosocomial Infections System (Horan 1992). On average, 5.7% of the patients in Group A and 15.6% of the patients in Group B showed an incidence of sternal wound infection (p=0.033). 100% of the patients in Group A who showed signs of infection exhibited superficial infections. 71% of the patients in Group B who showed signs of infection exhibited superficial infections and 29% exhibited deep (non-superficial) infections.

As demonstrated by Malle E in 2003, the over production and storage of enzymes required by our body to produce HOCl, and its subsequent byproducts can cause potential harm to internal arteries and organs including kidney. By contrast, we believe that RUT58-60 provides the clinical benefits of HOCl without the toxicity resulting from other precursors and byproducts. HOCl is generally understood to be unstable because it carries a weak chlorine bond leading to diffusion of chlorine gas with the passage of time. We believe that RUT58-60 contains HOCl without the presence of toxic precursors, byproducts or sodium hypochlorite. Upon reaction with proteins, amino acids, nucleic acids (DNA and RNA), and lipids, including those associated with bacteria, RUT58-60 loses its chlorine thus forms an aqueous solution and is rendered neutral. Our in vivo toxicity tests have shown animals are capable of tolerating higher doses of RUT58-60 with long-term exposures. Based on our initial research, we believe that RUT58-60 may have a shelf life ranging from one to two years depending on the size and type of packaging.

Mechanism of Action of RUT58-60’s Active Pharmaceutical Ingredient, Hypochlorous Acid

HOCl is extremely unstable as it is produced in the body or under laboratory conditions. The short shelf life of HOCl is attributable to its weak chlorine bond that readily reacts with biomolecular sites including general surface proteins on bacterial membranes. Through reactions with biomolecules, the chlorine ion is rapidly lost as it binds to nearby available biomolecules including surface bacterial proteins. After reaction, water remains as the final residue. We believe the tissue absorbs the water. Initial cell surface reactions to hypochlorous acid have been reported to occur in as little as 100 milliseconds, as reported by Albrich and Hurst (FEBS Letters, 1982).

Hypochlorous acid has been described in peer reviewed literature as the most potent antibacterial agent when compared to other anti-infectives. Winter in 2008 reported that HOCl, on the other hand, reacts with free cysteines about seven orders of magnitudes faster than hydrogen peroxide.

Hypochlorous acid has demonstrated to be potent and fast acting through targeting non-specific biomolecules on bacterial cell membrane. It is widely documented that hypochlorous acid readily reacts with a wide range of biomolecules including DNA strands, RNA strands, fatty acid groups, cholesterol and proteins amongst others. It is a highly reactive compound and upon reaction it is completely rendered neutral. Unlike antibiotics, the potency of HOCl and damage is delivered with no specificity as reported by McKenna in 1988. We believe this mechanism of action induced by hypochlorous acid drastically reduces the potential for emergence of new superbugs.

Bonvillain RW et al in 2011 demonstrated that hypochlorous acid can damage the integrity of the bacterial cell membrane through increasing its permeability. The graph below (Bonvillain RW in 2011) shows the rapid drop in bacterial viability followed by immediate cell membrane integrity damage at concentrations of approximately 0.05mM to 0.1mM of hypochlorous acid. By contrast, RUT58-60 contains 2.0mM of hypochlorous acid, which represents a 40-fold increase in the minimal concentration of HOCl needed to initiate bacterial cell membrane damage.

According to Bonvillain RW in 2011 and Barrette WC Jr in 1989, HOCl targets and disrupts the energy cycle within bacteria (adenosine triphosphate — ATP). ATP is the central function for production of energy for bacteria. Therefore, hypochlorous acid first, induces irreversible damage to bacterial cell membrane proteins thus interrupting the proteins’ functionality, then it targets the bacterial cell membrane and finally shuts down the center for production of energy for bacteria. As a direct result of protein damage by hypochlorous acid according to Barrette WC Jr, in 1989, cellular metabolism is disrupted causing a principally decreased production of Adenosine-5”-triphosphate, energy production (ATP), a universal, biological energy storage and transfer molecule. Studies show protein instability induced by hypochlorous acid is non-reversible.

Other sources for production of hypochlorous acid includes our while blood cells. Neutrophils are specific type of white blood cells that are responsible for production of hypochlorous acid to fight infection.

Our body’s immune system has evolved to incorporate the use of hypochlorous acid to fight pathogens. The production of hypochlorous acid by immune cells requires the involvement of additional biomolecules and transient chemicals. Myeloperoxidase has been reported as the key enzyme to convert hydrogen peroxide into hypochlorous acid in our body (Anitra Carr in 1996). Therefore, higher concentrations of myeloperoxidase are required by our body to produce the potent concentrations of hypochlorous acid found in RUT58-60. However, the higher presence of myeloperoxidase and its oxidative ability is associated with toxicity and damage found in patients suffering from late stage kidney disease.

The science of hypochlorous acid is not well understood in the industry. For example, it has been demonstrated that hypochlorous acid reacts with unsaturated bonds in lipids which comprise the bacterial cell membrane, whereas bleach (OCl-) does not participate in this reaction. While topical disinfectants such as bleach may induce necrosis in certain open wounds, we have demonstrated that exposure to hypochlorous acid both in vivo and in vitro induces no harm. In contrast to hypochlorite, hypochlorous acid is highly tolerated by mammalian cells as demonstrated by Gonzales in 2006. Additionally, as reported by Allison Kutner 2013 as well as Diana Gonzales-Espinosa in 2007, mammalian cells contain cellular amino acids and pumps that assist in neutralizing HOCl and keeping mammalian cells safe. Mammalian cells contain amino acids such as Taurine that help protect the cells from the oxidation process caused by HOCl.

Hypochlorous acid has also been studied for purposes of evaluating, and has been shown to demonstrate, pro-healing capabilities. Landsman, et al (2011), a clinical trial sponsored by Oculus which used Oculus’ hypochlorous acid based product (not RUT58-60), showed a statistically significant improvement in clinical success, as determined by the complete resolution of signs and symptoms of disease, in diabetic foot ulcer patients. The hypochlorous acid group outperformed a control group of patients that used saline with levofloxacin, an antibiotic commonly used with these patients. The hypochlorous acid group showed a 93% success rate at 14 days vs. a 56% success rate in the control group.

Market Opportunity

Under our license and supply agreement with Oculus, we have exclusively licensed certain hypochlorous acid technology relating to RUT58-60 for commercialization in the United States, Europe, Japan and Canada. According to an IMS report from July 2012, these markets represented approximately 71% of the global medicines market in 2011. We plan to rapidly advance our clinical development program for RUT58-60 for the prevention of infection following abdominal surgery and, in the first quarter of 2014, we expect to initiate patient enrollment for our Phase 1/2 trial for RUT58-60. Pending successful completion of our planned clinical trials for RUT58-60 in the abdominal surgery indication, we expect to pursue other clinical indications within the surgical and traumatic injury markets thereafter.

In 2005, $4.7 billion was spent for the treatment of surgical and trauma wounds according to Kalorama Information, a life sciences market research firm. Based on 46 million surgical and trauma procedures annually in the United States and more than 230 million procedures worldwide according to Medtech Insight, we estimate our ultimate addressable market to be in excess of $4 billion in the United States alone. However, initially, we plan to focus the clinical and regulatory prospects for RUT58-60 on the prevention of infection in the abdominal surgery market. Subject to successful completion of our planned clinical trials for RUT58-60 in the abdominal surgery indication, we plan to advance RUT58-60, or derivations of it that we develop, for other types of surgical and invasive indications.

The medical community is facing an increased rate of infection and the traditional use of antibiotics, antiseptics and antimicrobials not only cannot meet the medical need, but also, the ever-increasing overuse of these agents carries side effects, including the emergence of new superbugs, that have created other medical needs. The burden of infection following surgical and trauma procedures imposes significant economic consequences that impact both patients and hospitals. The hospital direct cost of treating healthcare-associated infections ranged from approximately $36 billion to $45 billion in 2007, according to the 2009 CDC report titled “The Direct Medical Cost of Healthcare-Associated Infections in U.S. Hospitals and the benefits of Prevention.”

In a 2008 study funded by the World Health Organization and published in The Lancet, it was estimated that 234 million major surgical procedures are undertaken on an annual basis worldwide. This estimate included 64 million procedures in the United States, 43 million in Europe and 16 million in Japan. For this estimate, major surgery was defined as any intervention occurring in a hospital operating theatre involving the incision, excision, manipulation, or suturing of tissue, and usually requiring regional or general anesthesia or profound sedation to control pain.

The United States Centers for Disease Control and Prevention estimates there were 48 million in-patient procedures in the United States in 2009. Further, the CDC estimates there were approximately 53 million ambulatory procedures in 2006. Based on an analysis of data from a variety of industry sources and input from our physician consultants, we estimate that the number of patients undergoing advanced surgical interventions and that may benefit from RUT58-60 is 30 million. We believe this represents an addressable market in the United States of approximately $3.0 billion to $4.5 billion. Our initial clinical development focus for RUT58-60 will be on the prevention of infections associated with abdominal surgery in the United States, which, based upon input from our physician consultants, we estimate is approximately a $700 million market opportunity for RUT58-60. Pending successful completion of our planned clinical trials for RUT58-60 in the abdominal surgery indication, we plan to initiate additional studies to expand the clinical indications for use of RUT58-60 in pulmonary, cardiac, orthopedic and spinal surgeries, among other invasive applications.

Clinical Development

The overarching goal of our clinical development program is to develop drugs, which use hypochlorous acid as the active pharmaceutical ingredient, without sodium hypochlorite, and incorporate additional small molecules, such as magnesium, for the prevention and treatment of infection in surgical and other invasive applications. We believe the results of our enhanced hypochlorous acid formulations will be increased stability and improved biocompatibility for use in direct contact with internal organs. We have designed RUT58-60 to prevent infections associated with surgical and trauma procedures, initially in abdominal surgery. We are conducting pre-clinical testing to support our Investigational New Drug Application, or IND, for RUT58-60, and we have received feedback from the FDA to our proposed Phase 1/2 clinical trial protocol. Based on the feedback we received from the FDA, we expect to submit the IND to the FDA in the fourth quarter of 2013 and to commence patient enrollment for our Phase 1/2 clinical trial in the first quarter of 2014 to evaluate the safety, tolerability and efficacy of RUT58-60 for the prevention of infection in patients undergoing abdominal surgery. We expect to complete our initial clinical trial in the third quarter of 2014 and to report top line data from that trial in the fourth quarter of 2014. Following completion of our initial clinical trial, we expect to establish a protocol for our planned Phase 2B pivotal clinical trial, which we intend to commence in the fourth quarter of 2014. We expect to complete our planned Phase 2B pivotal clinical trial in the second half of 2015 and to report top line data from that trial in the fourth quarter of 2015. Thereafter, we expect to commence our planned Phase 3 pivotal clinical trial in the fourth quarter of 2015, to complete the trial in the second half of 2016, and to report top line data from the trial in the fourth quarter of 2016. Assuming successful completion of these clinical trials, we expect to submit our New Drug Application, or NDA, to the FDA in 2017. Based on these anticipated timelines and the resources we have allocated, we expect the total operating expense to bring RUT58-60 through our goal of FDA approval will be approximately $50 million. In parallel with our clinical development activities, we have commenced discussions with various pharmaceutical companies for potential partnership and collaboration activities for RUT58-60 in the United States, Canada, Europe and Japan. To date, we have not entered into any partnerships or collaborations for RUT58-60 and we cannot guarantee that we will be successful entering into any such arrangements on terms favorable to us, or at all.

Estimated Regulatory Timeline for RUT58-60 for the Prevention of Infection Associated with Abdominal Surgery

Our Phase 1/2 Clinical Trial for RUT58-60

We plan to initiate patient enrollment for our Phase 1/2 clinical trial for RUT58-60 in the United States in the first quarter of 2014, subject to acceptance by the FDA of our IND and the receipt of proceeds from the completion of this offering. We have designed this initial clinical trial as a controlled, double blind, randomized and multi-centered study to evaluate the safety, tolerability and efficacy of RUT58-60 for the prevention of infection associated with abdominal surgery. More specifically, our Phase 1/2 clinical trial is being combined to encompass the primary objective of Phase 1 clinical trials, which is safety, as well as all of the common objectives of Phase 2 clinical trials, including tolerability and efficacy (or the rate of post-surgical infection following the use of RUT58-60). Although the trial will be used to evaluate the safety profile of RUT58-60, we will not be required to test RUT58-60 in healthy subjects, as would typically be the case in a Phase 1 trial, given that it would not be reasonable to cause healthy subjects to undergo unnecessary abdominal surgery. Therefore, in order to satisfy the FDA’s safety requirement, we have designed the trial to have a “safety run-in,” which means that we will conduct the initial phase of the trial on a smaller subset of the total number of anticipated trial subjects. Following the collection of the safety data from the smaller subset, we will submit the data to a data monitoring committee, or DMC, for interim analysis, rather than needing to submit the safety data to the FDA or amend the IND in a manner that would require additional review and feedback from the FDA and result in delay. Subject to confirmation by the DMC of the absence of safety markers and significant adverse events, we will continue with the Phase 2 portion of the trial. For the FDA’s description of the three phases of human clinical trials, please see “Government Regulation and Product Approval” elsewhere in this “Business” section.

Our goal is to enroll up to 200 patients in this trial. The patient population for the trial will include patients undergoing non-emergency abdominal surgeries, including, appendectomies, hernias, colorectal surgeries and laparotomies, among others, and will exclude patient populations typically excluded from clinical trials involving abdominal surgery, as well as those abdominal surgery patients who are already receiving a systemic antibiotic for reasons other than the planned abdominal surgery.

Our proposed clinical trial protocol includes two arms, test (RUT58-60) and control (saline). All patients will receive the same pre-surgical systemic antibiotic, which is the current standard of care to prevent infections associated with abdominal surgery. Following the surgery, patients in both arms of the trial will receive a total of two lavage washes in the abdominal cavity and a single rinse above the fascia, a layer of connective tissue that surrounds the abdominal cavity. The first and second lavages will consist of either RUT58-60 for patients in the test arm or saline for patients in the control arm. Saline is the most commonly used irrigation solution when lavage is used to wash the surgical site following abdominal surgery. Each lavage will consist of a total of 400 ml of RUT58-60 or saline, as applicable, and the surgical site will be exposed to each lavage for approximately three minutes. Finally, after the abdominal cavity is closed, patients will be rinsed once more (no extended exposure time) with 100 ml of RUT58-60 or saline, as applicable. Incisions will be closed after this final rinse.

In addition, in both arms of the trial, prior to each lavage and after the last lavage, a microbiological sample from each patient’s peritoneal surface (parietal and visceral) will be obtained with a swab. The swab samples will be evaluated to identify the potential types and population of microorganisms present in the abdominal cavity prior to final closure of the surgical site. The data we obtain from the swabs are for our informational purposes only and are not clinical endpoints of the trial.

Patients in both arms of the trial will be evaluated for signs and symptoms of infection, in accordance with the guidelines published by the United States Centers for Disease Control and Prevention, or CDC, on the day of the surgery (day zero), day 1, day 14 and day 28. The CDC guidelines for surgical infection include evaluation of antibiotic prophylaxis, microbiologic culture, clinical signs and symptoms, concomitant therapy and medication and adverse events.

We believe the results of our initial clinical trial will demonstrate that RUT58-60 is as safe and tolerable as the saline control arm in reducing and preventing the number of infections contracted by patients following abdominal surgery. Based on our proposed clinical trial protocol and assuming our planned trial start date indicated above, we expect that our initial clinical trial will be completed in the second half of 2014.

Development History of RUT58-60

In October 2011, Mr. Alimi, Oculus’ then-Chief Executive Officer and currently Ruthigen’s Chief Executive Officer, authorized and directed Oculus to engage an external drug development consultant to assist an internal working group formed to focus on pursuing new strategies. During October and November 2011, Oculus’ management met with the drug development consultant to discuss Oculus’ existing business and to identify the scope of the consultant’s work. In December 2011, Oculus formalized the internal working group for the purpose of pursuing additional applications and uses for its existing hypochlorous acid based formulations and identifying the potential opportunities and obstacles to creating new formulations to address urinary tract infections, endotracheal tube and surgical rinse applications, which were referred to as the new strategies. In January 2012, the first phase of the consultant’s work was completed and reported to the internal working group. Commencing in January 2012, the internal working group conducted periodic planning, strategy and operations update meetings. Also commencing in January 2012, the internal working group identified and began gathering industry feedback from advisors, physicians and key opinion leaders relating to the new strategies. In February 2012, the Oculus research and development group, at the direction of the internal working group, prepared a series of alternative formulations to Oculus’ existing hypochlorous acid based formulations, some of which formed the understanding and basis of the potential drug candidate, RUT58-60. In July 2012, a potential conceptual formulation, called RD-4, among three other formulations designed for invasive applications including surgical, was also identified. In August 2012, the internal working group conducted a major review meeting for senior management relating to the surgical rinse project, including research and development formulations and preclinical and clinical alternatives and related costs and timelines. In November 2012, members of the senior management presented to Oculus’ board of directors the industry feedback, market assessment, funding feasibility and potential success rates for the various business development opportunities that management had identified as worthy of investigating and that the internal working group had accumulated since October 2011. At that time in November 2012, the Oculus board concluded that the interest in pursuing invasive surgical applications for the then-to-be-formed subsidiary Ruthigen was the most attractive, because it would best leverage the body of knowledge and intellectual property for hypochlorous acid based applications that Oculus had accumulated to date. The Oculus board further concluded that the focus on invasive surgical applications would involve significant future research and development and clinical and commercial expenditures, as well as a longer term plan that would require a separate cost center and additional financing, separate and apart from Oculus’ existing hypochlorous acid business. In arriving at its conclusion, the Oculus board reasoned that Oculus’ then current investors, who would have been attracted to Oculus because of its existing portfolio of FDA-cleared, revenue-generating medical devices, would be less inclined to support such a substantial redirection of Oculus’ resources into the costly, cash-intensive, long-term and relatively uncertain pursuit of drug development. In December 2012, Oculus disclosed new hypochlorous acid based formulations to its intellectual property counsel, which formulations formed the basis for the current RUT58-60 formulation. The formulation, discovery and development activities directed by the Oculus internal working group resulted in the technology for a new class of products, the first of which was ultimately conceived as RUT58-60 in January 2013, at which time the operations of the internal working group were formally separated into Oculus’ wholly owned subsidiary, Ruthigen. Through the license and supply agreement between Oculus and Ruthigen that will take effect upon the completion of this offering, Ruthigen has obtained exclusive rights to the technology that resulted from the efforts of the internal working group, including the RUT58-60 technology, as well as a proprietary method of manufacturing and producing hypochlorous acid with pharmaceutical potential by incorporating additional small molecules, such as magnesium, without sodium hypochlorite, the result of which increases the compound’s stability and biocompatibility.

Research and Development Pipeline

Since our inception, we have focused our research and development efforts for RUT58-60 on pre-clinical development and optimization. Our research and development team is working to further optimize the performance of RUT58-60 by testing variations in the formulation and chemical components of RUT58-60. We also seek to further optimize the proprietary chemical formulation and manufacturing process that gives us reason to believe that RUT58-60 may be able to be used invasively. Since our inception, we have collaborated with research and development personnel and resources from Oculus to develop RUT58-60. In order to pursue our goal of building a robust pipeline of hypochlorous acid based drugs for invasive use, we expect to continue to leverage research and development resources and personnel from Oculus in the near term and engage in limited research and development hiring as we begin testing RUT58-60 in our planned clinical trials. Pending the results of our planned clinical trials, we expect to increase our research and development hiring in order to broaden our pipeline of applications for RUT58-60 beyond its initial use in abdominal surgery and into other types of surgeries and invasive applications.

Since our inception, we have focused our research and development activities primarily in two areas:

First, following the discovery of the proprietary chemical formulation and manufacturing process that formed the basis for RUT58-60, we have focused on identifying additional surgical procedures for RUT58-60, beyond the initial indication for use in the prevention of infection associated with abdominal surgery. We evaluate and prioritize additional surgical procedures based on the likelihood of the patient contracting a post-surgical infection in a certain type of surgery, the length of the post-surgical hospital stay and the potential to shorten the stay with RUT58-60, the likelihood of patient readmission following discharge due to having contracted a post-surgical infection and general feedback from surgeons regarding the anticipated clinical impact of a product such as RUT58-60 being used following other types of surgical procedures. Based on our initial research and development, following abdominal surgery, we are evaluating the use of RUT58-60 to prevent or treat infection following orthopedic knee replacement surgery; coronary artery bypass graft; cardiovascular prosthetic vascular graft; hysterectomy; orthopedic hip replacement surgery; nephrectomy and prostatectomy.

Second, in order to ensure the safety and efficacy of RUT58-60 in additional surgical procedures, we expect that RUT58-60 will require additional formulation optimization and changes depending on each type of surgical procedure. For example, during open heart surgery, RUT58-60 or a derivation of it that we develop for cardiovascular surgery, must show safety when interacting with cardiac electrical impulses, which RUT58-60 was not designed to address in the initial abdominal surgery indication. We expect these surgery-specific derivations of RUT58-60 will give rise to additional intellectual property, may require us to generate additional clinical data in support of their use and will likely result in separately branded products.

One of the many reasons that we have chosen to pursue the use of RUT58-60 initially in abdominal surgery is because of the high-impact opportunity that abdominal surgery offers us in the clinical trial setting to expose multiple internal organs to RUT58-60 at one time. By exposing multiple organs to RUT58-60 at one time, we expect to be able to leverage our findings to drive our selection of additional surgical indications for RUT58-60, or derivations of it that we develop. In addition, as our clinical experience with RUT58-60 for use in the abdominal surgery indication increases through our initial clinical trial, we are hopeful that we will be able to leverage the results and data from our toxicity, animal and other studies performed for the abdominal surgery indication into other additional indications. If we are successful, we believe that we may be able to move directly into pivotal clinical trials for certain of these additional surgical indications and if so, our regulatory timelines may be accelerated. The timing of our research and development activities for indications beyond RUT58-60 in abdominal surgery will depend on the successful completion of our clinical program for RUT58-60, availability of funding and resources for earlier-stage development programs, feedback and guidance from the FDA and other regulatory agencies, market demand, and general market conditions.

Our Collaboration with Oculus

We have licensed the intellectual property rights underlying the newly discovered RUT58-60 from Oculus pursuant to a license and supply agreement with Oculus, the terms of which are described below.

License and Supply Agreement

We have entered into a license and supply agreement with Oculus that will take effect upon the completion of this offering, pursuant to which Oculus has agreed to exclusively license certain of its proprietary technology to us to enable our research, development and commercialization of newly discovered RUT58-60 and any improvements to it, or the Product, in the United States, Canada, the European Union and Japan, or, collectively, the Territory, in certain invasive uses in humans, or the Field. In addition, the license and supply agreement provides us with the exclusive option, exercisable within the first five years after the closing of this offering, to expand the Field to certain other therapeutic indications upon payment of a license expansion fee of $10 million within the first two years following the effective date of the closing of this offering or, after the two-year period, the same fee plus certain out-of-pocket costs Oculus may incur in development of the Product for any of the indications. Additionally, Oculus will be prohibited from using the licensed proprietary technology to sell products that compete with our products within the Territory, and we cannot sell any device or product that competes with Oculus products being sold or developed as of the effective date of the license and supply agreement.

In order to pay for the costs of development of the Product, we intend to obtain financing from Oculus until the completion of this offering. Under the agreement, our right to commercialize the Product in the Field in the Territory is exclusive and shall be performed in accordance with the plan as set forth in the agreement (which may be modified by us in our discretion), and Oculus shall manufacture and supply to us, at a purchase price equal to 20% over the cost of goods to Oculus, the Product as and when we request. In addition, we have the right to purchase certain research and development and manufacturing equipment from Oculus at a purchase price equal to a fixed percentage over the cost of the equipment to Oculus so that we may manufacture the Product ourselves.

Under the license and supply agreement, we will be required to make a total of $8 million milestone payments to Oculus for the first Product only, as follows: upon our submission of an IND to the FDA, upon the first site selection in our Phase 1/2 clinical trial, upon the first enrollment of patients for post-safety review of run-in, upon our enrollment of patients in our first pivotal trial, upon the scheduling of our post-pivotal trial meeting with the FDA and upon our enrollment of patients in our second pivotal trial. In addition, as further consideration under the agreement, we will be required to make royalty payments to Oculus based on our annual net sales of the Product from the date of first commercial sale to the date that we cease to commercialize the Product, which percentage royalty rate will vary between 3% and 20% and will increase based on various net sales thresholds and will differ depending on the country in which the sales are made.

The agreement contains representations and warranties of the parties regarding its enforceability, no conflict with agreements to which the parties are bound, and no violations of law, and representations of Oculus that it has not granted any other license with respect to the Product for use in the Field in the Territory. We have agreed to indemnify Oculus with respect to third party claims arising from our development, commercialization or manufacture of the Product in the Field in the Territory with certain exceptions, and we have each agreed to indemnify the other with respect to third party claims arising from our respective inaccuracy and/or breach of representations and warranties or negligence or willful misconduct. Oculus may terminate the agreement for our uncured breach or our insolvency, but only after undergoing a dispute resolution process. We may terminate the agreement for Oculus’ uncured breach or insolvency after undergoing the dispute resolution process.

Shared Services Agreement

We have entered into a shared services agreement with Oculus that will take effect upon the completion of this offering, pursuant to which Oculus will provide us with general services, including general accounting and human resources, until the completion of this offering. We have agreed to pay Oculus a monthly rate of $3,000 for the general services. All such general services shall be performed by Oculus’ internal staff and such services shall be rendered in a manner generally consistent with Oculus’ own business practices. Oculus shall also provide us with consulting and technical services. Such services shall be billable at the hourly or fixed monthly rate as set forth in the shared services agreement, which is subject to change based upon mutual written agreement between Oculus and us. During the period prior to the completion of this offering, all fees shall be charged to an Oculus investment account and will not be payable by us. After the completion of this offering, we will pay invoices generated by Oculus within thirty days of receipt thereof. All consulting and technical services shall be performed by Oculus’ internal staff and such services shall be rendered in a manner generally consistent with Oculus’ own business practices.

In addition to the general and consulting services, Oculus has agreed to continue to provide us with standard activities on a non-billed basis both before and after the completion of this offering. The standard activities that Oculus will continue to provide include the transfer of protocols, procedures and standard operating procedures directly or indirectly related to methods of manufacturing, all procedures for building manufacturing equipment and the certain training of our employees including for test methods, manufacturing and manufacturing transfer.

Additionally, Oculus will permit us to access their Petaluma, California and Seattle, Washington facilities at any and all times and with or without notice to Oculus for the purposes described in the shared services agreement. As long as we maintain offices in Oculus’ facilities, we will pay a monthly fee of $2,000. Our unlimited access to Oculus’ facilities will end six months from the completion of this offering, at which point we may access the facilities but must first inform Oculus about the function and purpose of such access in advance.

Further, Oculus shall make available to us their laboratories and/or cause to make available the laboratory personnel of Micromed Laboratories, Inc., or Micromed, a wholly owned subsidiary of Oculus, for the purpose of stability testing and other testing required for pre-clinical development and development under the license and supply agreement. Oculus shall provide us with an estimated cost similar to the estimate customarily given to other Oculus/Micromed customers in advance of completing the work. The fees for such tests conducted by Micromed shall be the same as those Micromed charges its current clients for the same services and we shall receive the same pricing offered to Micromed’s other clients. In addition, if we request services that will require the use of outside resources and/or materials, Oculus shall provide an estimate of costs for such services, without a mark-up or commission. During the period prior to the completion of this offering, all fees shall be charged to an Oculus investment account and will not be payable by us before or after the commencement of this offering. After the completion of this offering, we will pay invoices generated by Oculus within thirty (30) days of receipt thereof. We will not reimburse expenses except where preapproved in writing.

The shared services agreement may be terminated upon the mutual written agreement of the parties or upon thirty days written notice by either party, provided, however, that Oculus may not provide thirty days written notice before the six-month anniversary of the completion of this offering. In addition, the shared services agreement may be terminated by the non-defaulting party upon or after the occurrence of a material breach by the other party that is uncured within thirty days after receipt of written notification of such breach, subject to a dispute resolution process. If such breach is not correctable within thirty days, the correction must be initiated within thirty days and thereafter diligently pursued thereafter. Lastly, the shared services agreement may be terminated if either we or Oculus go into liquidation and a receiver or trustee for the property or estate of either us or Oculus is not removed within 120 days.

We shall indemnify, defend and hold Oculus harmless for any third party loss alleged against Oculus as a result of our gross negligence or willful misconduct or our breach of the warranties contained in the shared services agreement, and for any property damage or personal injury to the extent caused by our use of

Oculus’ facilities. Oculus shall indemnify, defend and hold us harmless for any third party loss incurred by us as a result of Oculus’ gross negligence, willful misconduct, or Oculus’ breach of its warranties contained in the shared services agreement.

Separation Agreement

Effectiveness and Term — On August 2, 2013, we entered into a separation agreement with Oculus, or the separation agreement, that contains key provisions relating to our ongoing relationship with Oculus and, more specifically governs our relationship with Oculus following the completion of this offering. Because Oculus will continue to own, at least initially, the majority of our outstanding common stock following this offering, the separation agreement contains certain limitations on Oculus’ ability to control various aspects of our business and operations in order for us to operate as independently as possible from Oculus to unlock the value proposition of RUT58-60, which we expect to result in financial gain to us and Oculus, if we are successful. The separation agreement takes effect upon the closing of this offering and terminates 8.5 years following the closing of this offering, unless the parties mutually agree to terminate it earlier, and, as a general matter, most of the material restrictions and obligations contained in the separation agreement lapse when Oculus and its subsidiaries (other than Ruthigen) own less than 19.9%, or the ownership threshold for purposes of the agreement, of the outstanding shares of our common stock.

Expense Allocation and Reimbursement — The separation agreement sets forth the methodology for the allocation of the operational and offering related expenses incurred prior to and in connection with this offering for which we are required to reimburse Oculus. We will also reimburse Oculus for expenses such as salaries and benefits advanced or paid on our behalf or for our benefit during a transition period following the closing of this offering.

Marketing and Transfer Restrictions — In order for the parties to control the flow of the Ruthigen shares held by Oculus into the market to attempt to minimize price volatility and instability in the trading market for our shares, the separation agreement contains a series of restrictions on Oculus’ ability to transfer the Ruthigen shares Oculus owns. As a general matter, transfers of the Ruthigen shares Oculus owns are primarily expected to be conducted through private marketing efforts in private placement transactions, except in the cases prescribed in the separation agreement. For example, Oculus is restricted from engaging in marketing efforts related to the transfer of the Ruthigen shares it owns and is required to refer indications of interest from third parties regarding the transfer of the Ruthigen shares it owns to us, in each case, except during certain prescribed periods set forth in the separation agreement. With respect to transfer restrictions, Oculus is restricted from transferring any of the Ruthigen shares it owns during the one-year lock up period immediately following the offering. Following the one-year lock up period, transfers by Oculus of the Ruthigen shares it owns must be conducted with the consent of our board of directors or within the prescribed requirements for such transfers set forth in the separation agreement. These prescribed requirements include that the transfers must be in private placement transactions, that the purchase price discount may not exceed 15% or 20% of the prevailing market price depending on the type of transferee, the amount of shares transferred in a given transfer (or series of transfers comprising a single transaction) may not exceed the greater of 5% of our outstanding shares or $1,500,000 in net proceeds to Oculus, as well as certain other requirements set forth in the separation agreement. We have also agreed to assist Oculus in consummating transfers of the Ruthigen shares it owns, because we expect to be well-informed as to where the investor demand for our shares resides and we believe our involvement may be beneficial to Oculus and the trading market for our shares. In addition to the prescribed manner for Oculus to conduct transfers described above, if, following a minimum of 41.5 months following the closing of the initial public offering, Oculus has not consummated transfers of the Ruthigen shares it owns resulting in at least $3.8 million in net proceeds to Oculus, then Oculus has a one-time transfer and registration right to transfer the Ruthigen shares it owns in an amount equal to the difference between $3.8 million and the net proceeds received by Oculus resulting from transfers of the Ruthigen shares it owns as of the time Oculus elects to exercise its one-time right. Transfers conducted using this one-time right must be conducted with the consent of our board of directors or within the prescribed requirements for such transfers set forth in the separation agreement, including, for example, that the purchase price discount may not exceed 30% of the prevailing market price, the amount of shares transferred may not exceed $3,800,000 in net proceeds to Oculus, as well as certain other requirements set forth in the separation agreement. The separation agreement also provides for certain cooling off periods between marketing attempts and/or successful transfers, the length of which are dependent upon whether and how many Ruthigen shares Oculus transfers.

Distribution — We believe that a distribution of Ruthigen shares by Oculus to Oculus shareholders would be advantageous to the market for our shares by increasing liquidity, would accelerate our ability to become independent from Oculus by decreasing Oculus’ ownership of our common stock and would be beneficial for Oculus’ stockholders who would have a direct opportunity to participate in the Ruthigen value proposition. Oculus has advised us that, following the completion of this offering and subject to the expiration of any applicable lock-up periods or other agreements we have or may have with Oculus described herein, it does not have any near term plans to distribute our shares held by Oculus to the Oculus stockholders. The decision to conduct any such distribution is at the sole discretion of Oculus’ board of directors. There is no assurance that the Distribution will ever occur. However, pursuant to the separation agreement, Oculus has agreed, from time to time, to retain investment bankers and tax advisors to re-evaluate the advisability of conducting a plan of distribution of the Ruthigen shares Oculus owns and we have agreed to register any shares that Oculus may distribute in the future. Presently, it is expected that any potential distribution will be taxable to Oculus and its stockholders.

Registration Rights — The separation agreement provides Oculus with certain “piggy back” registration rights if we propose to publicly register any of our common stock following the completion of this offering, subject to certain conditions and limitations, including cut back rights in the discretion of our board of directors. In addition, following transfers by Oculus of the Ruthigen shares, Oculus has certain demand registration rights requiring us to register all of the Ruthigen shares Oculus has transferred. In addition, as described under “Marketing and Transfer Restrictions ” above, if, following a minimum of 41.5 months following the closing of the initial public offering have lapsed under the separation agreement and Oculus has not consummated transfers of the Ruthigen shares it owns resulting in at least $3.8 million in net proceeds to Oculus, then Oculus has a one-time transfer and registration right that requires us, subject to certain conditions and limitations, to register the difference between $3.8 million and the Ruthigen shares transferred by Oculus pursuant to the separation agreement as of the time Oculus elects to exercise its one-time right.

Standstill — Oculus has agreed that, subject to the ownership threshold, Oculus shall not, and shall not act in concert with any person to, make or participate in a solicitation of proxies or powers of attorney or similar rights to vote any of the Ruthigen shares Oculus owns or to deposit the Ruthigen shares Oculus owns in a voting trust.

Restrictions Relating to Debt — Oculus has agreed that, subject to the ownership threshold, Oculus shall disclose in writing the existence of the transfer and other restrictions involving the Ruthigen shares Oculus owns, which are set forth in the separation agreement, to potential lenders in the context of Oculus negotiating to incur debt in the future, where such debt would be collateralized by the Ruthigen shares Oculus owns.

WTI Loans — The separation agreement provides that if Oculus defaults under the WTI loan agreements and we are required to make payments or transfer our assets to the venture lenders on Oculus’ behalf, then we are not required to make payments that we may owe to Oculus until such time as Oculus reimburses us or we are otherwise made whole after having met Oculus’ obligations under the WTI loan agreements.

Voting — Oculus has agreed that, subject to the ownership threshold, Oculus shall vote or consent all of the Ruthigen shares Oculus owns in the same manner as the majority of the minority holders of our common stock (non-Oculus holders).

Equity Plan, Oculus Equity and Corporate Governance — We and Oculus have agreed on the principal terms of our equity incentive plan, including the formula for the number of shares reserved under the plan, the vesting schedule of awards under the plan, timing, size and award type of the initial grants to be made following the closing of the offering, and the formula for the evergreen refresh provision and other share caps on certain types of awards and future equity plans. The separation agreement clarifies that options for common stock of Oculus held by employees and directors of Ruthigen shall continue to vest as long as the individuals continue in service to Ruthigen. In addition, the separation agreement provides that our restated

certificate of incorporation and bylaws for purposes of operating as a public company will contain provisions for a staggered board of directors and plurality voting for the election of directors.

Indemnification — The separation agreement provides that each party will indemnify, defend and hold harmless the other party and its affiliates for third party claims asserted against the other party, and that Oculus will indemnify, defend and hold harmless Ruthigen and its affiliates from and against any and all direct losses relating to the WTI loan agreements.

Directors’ and Officers’ Insurance — The separation agreement provides that, so long as Oculus shall as Oculus maintains a directors’ and officers’ insurance program covering the past and present officers and directors of Oculus, the program shall be standard in Oculus’ industry and if there is a change to the program, then Oculus shall provide prior notice. In addition, Oculus has agreed not to exclude any former Oculus director from any insurance policy coverage if such coverage is made available to Oculus’ then existing directors and officers.

Miscellaneous — The separation agreement also contains customary provisions regarding confidentiality, access to information, books and records, dispute resolution and the release of claims that pre-date the effective date of the separation agreement.

Intellectual Property

The proprietary nature of, and protection for, our drug candidates and our discovery programs, processes and know-how are important to our business. Oculus has sought patent protection in the United States and internationally for its topical hypochlorous acid based inventions and we intend to do the same for our discovery programs, and any other inventions we make, where available and when appropriate. Our policy is to pursue, maintain and defend patent rights, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to our business. We also rely on trade secrets to protect our proprietary discoveries.

Our commercial success will depend in part on the ability of us and Oculus to obtain and maintain patent protection and trade secret protection of our current and future drug candidates and the innovative methods used to develop and manufacture them, as well as to successfully defend these patent and trade secret rights against potential competitors. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot be sure that patents will be granted with respect to any of Oculus’ pending patent applications or with respect to any patent applications filed by us, Oculus or other licensors in the future, nor can we be sure that any of Oculus’ existing patents or any patents that may be granted to us, Oculus or other licensors in the future will be commercially useful in protecting our product candidates, discovery programs and processes. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors — Risks Relating to Our Intellectual Property.”

The intellectual property rights upon which we rely to operate our business derive from our collaboration with Oculus and more specifically, through our license and supply agreement with Oculus, the terms of which are described in “Our Collaboration with Oculus” elsewhere in this “Business” section.

Through our license and supply agreement with Oculus, we have exclusive rights to certain of Oculus’ patents and know-how to develop and market specified products within the territory and field described in the agreement. Oculus’ patent portfolio generally relates to oxidative reductive potential water including, for example, formulations, apparatuses, methods of use and processes for producing. As of October 31, 2013, the patent portfolio owned or licensed by Oculus includes five issued U.S. patents, 31 issued foreign patents, 17 pending U.S. patent applications and 86 pending foreign patent applications. In general, the issued U.S. and foreign patents expire in 2020 – 2027. The expiration dates of pending U.S. and foreign patent application will be from 2020 – 2027 in the event that such applications issue. Several of these patents relate to the innovative hypochlorous acid formulation and manufacturing process that formed the basis for RUT58-60, which we have licensed from Oculus. These patents and pending applications (if issued) will expire in 2027 – 2034.

Manufacturing

Since our inception, RUT58-60 has been manufactured for us by Oculus in its Petaluma, California manufacturing facility. We expect that Oculus will continue to manufacture RUT58-60 for us through our initial clinical trial. We believe that leveraging Oculus’ existing manufacturing facility and capabilities, in the immediate terms, is the most efficient and rapid way for us to advance RUT58-60 through the initial Phase 1/2 clinical trial. We believe that we will have access, through Oculus, to a sufficient number of machines to produce an adequate amount of RUT58-60 to meet our anticipated clinical development and clinical trial requirements for our Phase 1/2 clinical trial. Prior to the commencement of our Phase 2B pivotal clinical trial, we plan to secure alternative manufacturing capabilities through a third party contract manufacturing organization (CMO) that complies with the FDA’s cGMP requirements for manufacturing sterile drugs. We may elect to establish our own manufacturing facility to produce RUT58-60 to conduct our Phase 3 clinical trial and, if the drug is approved, for our initial commercial supplies. Our license and supply agreement with Oculus provides us with exclusive access to the many issued patents and pending applications (both U.S. and foreign), which are owned by Oculus, that cover proprietary manufacturing processes for hypochlorous acid based products.

RUT58-60 is manufactured using a proprietary process in which the creation of hypochlorous acid is controlled through uniquely developed chemical processing apparatuses that yield hypochlorous acid in a stable form. The resulting formulation can be further sterilized including its final packaging to make it suitable for use in the surgical suite. To date, we are not aware of any sterile forms of hypochlorous acid approved for invasive use in the surgical suite in the United States or elsewhere. RUT58-60 will be manufactured under cGMP conditions and will be subject to the standard sterilization processes required by FDA for drugs intended for invasive use. This final critical step in the manufacturing of RUT58-60 is designed to prevent the potential for the introduction of infectious agents related to the packaging material when the drug is used in sterile surgical suites. In laboratory studies for RUT58-60, we have demonstrated that RUT58-60’s stability withstands the conditions associated with the sterilization processes.

The quality assurance methods for our production batch of RUT58-60 in accordance with current U.S. Good Manufacturing Practices, or cGMP. The Oculus facility that manufactures RUT58-60 is required to meet and maintain regulatory standards applicable to the manufacture of clinical-grade pharmaceutical products; and is certified and complies with cGMP medical device Quality Systems Regulation or QSR, and International Organization for Standardization, or ISO, guidelines. In addition, the machines used to manufacture RUT58-60 regularly undergo testing as part of a qualification protocol mandated by cGMP, QSR and ISO requirements. This qualification is designed to ensure that the final product is consistently manufactured in accordance with product specifications at all manufacturing sites. Certain of the materials and components used in manufacturing are proprietary and are covered by our license and supply agreement with Oculus.

Sales and Marketing/Commercialization

Our lead drug candidate, RUT58-60, as well as the other product candidates we plan to develop in the future, are primarily intended to address a variety of invasive, anti-infective market segments, some of which are large healthcare markets. We do not currently have a commercialization organization capable of marketing, selling and distributing RUT58-60. We have commenced discussions and may establish partnerships with pharmaceutical, biotechnology and other organizations that have the existing organization experience and resources to bring our initial, and potentially future, product candidates to market. In some cases, we may collaborate with third parties during the development stage of a product candidate to further benefit from their financial support as well as clinical development, regulatory, market research, pre-marketing and other expertise. For commercialization outside of the United States, we may enter into joint ventures, license arrangements or distribution agreements, as appropriate, depending on the particular requirements of the market and the potential partner’s core competencies to assist us with such requirements. Pending FDA approval of our products, we may establish or contract with a specialty sales force with expertise in marketing and selling hypochlorous acid based anti-infectives to various healthcare markets. We may also establish or contract for other complementary capabilities related to marketing and selling our potential pharmaceutical products.

Competition

We believe the principal competitive factors in our target market include improved patient outcomes, such as time in the hospital, healing time, adverse events, and safety of products; ease of use; stability; eliminating the emergence of resistant pathogens; and, cost effectiveness. The anti-infective pharmaceutical and biotechnology industries are highly competitive. We compete with a number of large well-established and well-funded companies that sell a broad range of products, including topical anti-infectives and antibiotics; prescription products for the prevention and treatment of infections, including topical anti-infectives, and antibiotics; advanced technologies, such as skin substitutes, growth factors and sophisticated delayed release silver based dressings; and other anti-infective products used in the hospital settings. We potentially may compete with academic, government and other private and public research institutes and organizations in the discovery and development of innovative anti-infective compounds and solutions. Our competitors may discover, develop, or license technologies that are more effective, have an improved safety or tolerability profile, or a more cost effective than RUT58-60 or any future product candidate we may discover, develop or license. These competitive product candidates may render our product candidates obsolete or non-competitive. Currently, we believe no single anti-infective product dominates the surgical or traumatic injury markets because many of the products: have limitations to product stability and ease of use; are not broad spectrum covering all gram negative and gram positive bacteria; induce resistance in pathogens, specifically bacteria; have known systemic side effects; rely principally on the treatment of already infected patients or may not be cost effective for hospitals.

While many companies are able to produce HOCl based products, we believe these products are not and may not ever be designed to meet the same rigorous product stability targets for RUT58-60, have not made the scientific enhancement and advances to produce formulations to withstand sterilization and are not formulated for use with internal organs and tissue exposure during surgery. We recognize three companies in the United States and/or Europe that produce hypochlorous acid products intended for medical applications; these companies are:

•	Oculus, our licensor with which we have non-compete and licensing agreements designed to protect both companies' ability to develop and commercialize products in our respective fields and territories;
•	PuriCore, a company whose core revenue is focused on developing and selling a form of HOCl for topical use and the other major uses of their products include sterilization of endoscopes; and
•	NovaBay, a company which is developing HOCl products for ophthalmology and wound care.

Through our license and supply agreement with Oculus that will take effect upon the completion of this offering, we believe we will control the use of HOCl technologies for invasive applications, including the prevention of infections associated with surgery and traumatic procedures, throughout the territory identified in the agreement.

Notable societies, including IDSA and WHO, have issued public statements expressing concern over the limited number of new antibiotic approvals and drugs under development, specifically in regards to the management of drug-resistant pathogens. Amidst these calls-to-action and additional physician interest in innovative and novel antibiotic therapies, we expect the field of biotechnology and pharmaceutical companies that market or are developing antibiotic therapies to grow. Notably, in July 2012, the Food and Drug Administration Safety and Innovation Act was passed, which included the Generating Antibiotics Incentives Now Act, or the GAIN Act. The GAIN Act is intended to provide incentives for the development of new, qualified infectious disease products. These incentives may result in more competition in the market for new antibiotics, and may cause pharmaceutical and biotechnology companies to shift their efforts towards the development of products that could be competitive with RUT58-60 and any of our future potential product candidates.

Protocols for the prevention of infection prior to surgery vary from hospital to hospital and to a lesser degree from surgeon to surgeon. Several common techniques described in medical literature include the prophylactic use of systemic broad-spectrum antibiotics, which historically has been considered a standard of care by many physicians, topical antiseptics used to sterilize an incision site, saline or saline plus active lavage of the surgical site, diagnostic testing to identify bacterial colonizations and to assess an individual’s risk of infection, and general improvements to protocols used by personnel within the surgical suite. Despite these efforts, post-surgical infections remain a significant unmet medical need and many companies have commercialized or are developing antibiotics to address this growing concern. These companies include:

•	Cubist Pharmaceuticals is developing CXA-201, which is a broad-spectrum antibiotic cocktail that incorporates cephtolozane/tazobactum/metronidazole for intra-abdominal infections.
•	Forest Laboratories & Astra Zeneca are developing CAZ-104, which is a broad-spectrum antibiotic cocktail that incorporates cephtazidine/avibactum/metronidazole for intra-abdominal infections.
•	Tetraphase Pharmaceuticals is developing eravacycline, which is a broad-spectrum antibiotic for intra-abdominal infections.
•	Other notable companies developing antibiotic therapies include: Achaogen, Basilea, Cempra, Durata Therapeutics, GlakoSmithKline, Merck, Paratek, Rempex, Rib-X, and Trius.
•	Select major broad spectrum antibiotic drugs include: Levaquin (JNJ/Generic), Zosyn (generic), Meerem (Astra Zeneca/generic), Primaxin (Merck/generic), Tygacil (Pfizer), Augmentin (generic), Metronidazole in combinations (Forest Laboratories, Astra Seneca, Cubist), Cephalosporin (generic), Doribax (JNJ), Avelox (Bayer), and Invanz (Merck).

Some of our competitors producing antibiotics enjoy several competitive advantages over us, including: significantly greater name recognition; established relationships with healthcare professionals, patients and third party payors; established distribution networks; additional product lines and the ability to offer rebates or bundle products to offer discounts or incentives; greater experience in conducting research and development, manufacturing, obtaining regulatory approval for products and marketing; and greater financial and human resources for product development, sales and marketing and patient support.

Government Regulation and Product Approval

Governmental authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. Our product candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States and by the EMA through the MAA process before they may be legally marketed in Europe. Our product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

United States Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

•	refusal to approve pending applications;
•	withdrawal of an approval;
•	imposition of a clinical hold;
•	warning letters;
•	product seizures;
•	total or partial suspension of production or distribution; or
•	injunctions, fines, disgorgement, or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLPs, or other applicable regulations;
•	submission to the FDA of an Investigational New Drug Application, or IND, which must become effective before human clinical trials may begin;
•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCPs, and other applicable requirements to establish the safety and efficacy of the proposed drug for its intended use;
•	submission to the FDA of an NDA;
•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current Good Manufacturing Practices, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and
•	FDA review and approval of the NDA.

As part of the IND, an IND sponsor must submit to the FDA the results of preclinical tests, which may include laboratory evaluations and animal studies, together with manufacturing information and analytical data, and the proposed clinical protocol for the first Phase of the clinical trial of the drug. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a “clinical hold” because of safety concerns or perceived procedural deficiencies. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials may begin. A clinical hold may be imposed by the FDA at any time during the life of an IND, and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must timely report to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug. An institutional review board, or IRB, must also review and approve each new clinical protocol and patient informed consent form prior to commencement of the corresponding clinical trial at each institution where a trial is to be performed.

Human clinical trials are typically conducted in three sequential Phases that may overlap or be combined:

•	Phase 1: The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
•	Phase 2: Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
•	Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

Human clinical trials are inherently uncertain and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug, sponsors are given an opportunity to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the end-of-Phase 2 meeting to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support approval of the new drug.

Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug and the manufacturer must develop methods for testing the quality, purity and potency of the drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its proposed shelf-life.

If a drug is intended to treat a serious or life threatening condition for which there is an unmet medical need, a company may request that the FDA consider the drug for a fast track development program at the time of submitting its IND or at any time prior to receiving marketing approval. The fast track program is designed to facilitate the development and expedite the review of a new drug for the treatment of specific conditions. If the FDA agrees that the drug meets the criteria for fast track development for treatment of one or more conditions, it will grant fast track status.

United States Drug Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth and substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may seek advice and a recommendation from an external advisory committee as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured and tested. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require submission of additional clinical or other data and information which, upon agency review and interpretation, may or may not be deemed by the FDA to satisfy the criteria for approval. The FDA may also issue a “complete response” letter, which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the NDA.

NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. Priority review and accelerated approval do not change the standards for approval, but may expedite the approval process.

In the recently enacted Food and Drug Administration Safety and Innovation Act, or FDASIA, Congress encouraged the FDA to utilize innovative and flexible approaches to the assessment of products under accelerated approval. The law requires the FDA to issue related draft guidance within a year after the law’s enactment and also promulgate confirming regulatory changes.

If approved by the FDA, the product’s use may be limited to specific diseases, dosages or indications. In addition, the FDA may require us to conduct additional testing post-approval, which may involve further nonclinical studies or clinical trials designed to further assess the drug’s safety and effectiveness and may require additional testing and surveillance programs to monitor the safety of the drug in the marketplace.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of our product candidates, a U.S. patent we own or license from Oculus may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for extension must be made prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active pharmaceutical ingredient. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric Exclusivity and Pediatric Use

Under the Best Pharmaceuticals for Children Act, or BPCA, certain drugs may obtain an additional six months of exclusivity, if the sponsor submits information requested in writing by the FDA, or a Written Request, relating to the use of the active moiety of the drug in children. The FDA may not issue a Written Request for studies on unapproved or approved indications or where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may not produce health benefits in that population.

To receive the six-month pediatric market exclusivity, we would have to receive a Written Request from the FDA, conduct the requested studies in accordance with a written agreement with the FDA or, if there is no written agreement, in accordance with commonly accepted scientific principles, and submit reports of the studies. A Written Request may include studies for indications that are not currently in the labeling if the FDA determines that such information will benefit the public health. The FDA will accept the reports upon its determination that the studies were conducted in accordance with and are responsive to the original Written Request or commonly accepted scientific principles, as appropriate, and that the reports comply with the FDA’s filing requirements.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric studies for most drugs and biologicals, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs, biologics license application and supplements thereto, must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric studies for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug or biologic is ready for approval for use in adults before pediatric studies are complete or that additional safety or effectiveness data needs to be collected before the pediatric studies begin. After April 2013, the FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

As part of the FDASIA, Congress made a few revisions to BPCA and PREA, which were slated to expire on September 30, 2012, and made both laws permanent.

Post-Approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

•	record-keeping requirements;
•	reporting of adverse experiences with the drug;
•	providing the FDA with updated safety and efficacy information;
•	drug sampling and distribution requirements;
•	notifying the FDA and obtaining its approval of specified manufacturing or labeling changes; and
•	complying with FDA promotion and advertising requirements.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology or those medicines intended to treat AIDS, cancer, neurodegenerative disorders or diabetes and optional for those medicines which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessments report, each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

Reimbursement

Sales of our product candidates, if approved, will depend, in part, on the extent to which surgeons believe that the use of our products will lead to fewer post-surgical infections and hospitals and other institutions at which surgical procedures are performed believe that the use of our products will result in cost savings to them. The costs of most drugs used during surgical procedures are typically included in the cost of the procedure and are not reimbursed as separate expenses by third-party payors, such as government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The containment of healthcare costs has become a priority for federal and state governments, and decreasing infections following surgery, accelerating patient discharge from hospitals following surgery and reducing hospital readmissions have been primary targets in this effort.

We expect that there will continue to be a number of federal and state proposals to limit the growth of healthcare costs, including the cost of surgical procedures and hospital stays. The adoption of other legislative or regulatory proposals could have a material adverse effect on our business, financial condition and profitability.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Other United States Regulations

Pharmaceutical companies also are subject to various federal and state laws pertaining to healthcare “fraud and abuse,” including anti-kickback laws and false claims laws, and the reporting of payments to physicians and teaching hospitals.

Anti-Kickback Laws

U.S. federal laws prohibit fraud and abuse involving state and federal healthcare programs, such as Medicare and Medicaid. These laws are interpreted broadly and enforced aggressively by various state and federal agencies, including the Centers for Medicare & Medicaid Services, or CMS, the Department of Justice, the Office of Inspector General for the Department of Health and Human Services and various state agencies. These anti-kickback laws prohibit, among other things, knowingly and willfully offering, paying, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of an item or service that is reimbursable, in whole or in part, by a federal healthcare program. Remuneration is broadly defined to include anything of value, such as, cash payments, gifts or gift certificates, discounts, or the furnishing of services, supplies or equipment. The anti-kickback laws are broad and prohibit many arrangements and practices that are lawful in businesses outside of the healthcare industry.

The penalties for violating the anti-kickback laws can be severe. The sanctions include criminal and civil penalties, and possible exclusion from the federal healthcare programs. Many states have adopted laws similar to the federal anti-kickback laws, and some apply to items and services reimbursable by any payor, including third-party payors.

State and Federal Prohibitions on False Claims

The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government. Under the False Claims Act, a person acts knowingly if he has actual knowledge of the information or acts in deliberate ignorance or in reckless disregard of the truth or falsity of the information. Specific intent to defraud is not required. Provisions of the False Claims Act allow a private individual to bring an action on behalf of the federal government and to share in any amounts paid by the defendant to the government in connection with the action. The number of filings under these provisions has increased significantly in recent years. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each false claim. Conduct that violates the False Claims Act may also lead to exclusion from the federal healthcare programs. Given the number of claims likely to be at issue, potential damages under the False Claims Act for even a single inappropriate arrangement could be significant. In addition, various states have enacted similar laws modeled after the False Claims Act that apply to items and services reimbursed under Medicaid and other state healthcare programs, and, in several states, such laws apply to claims submitted to all payors.

Federal Prohibitions on Healthcare Fraud and False Statements Related to Healthcare Matters

Under the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and state laws there are numerous regulations for protecting the privacy and security of protected health information. Additional administrative simplification provisions created the following new federal crimes: healthcare fraud, false statements relating to healthcare matters, theft or embezzlement in connection with a health benefit program and obstruction of criminal investigation of healthcare offenses. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including a private insurer. The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. The theft or embezzlement statute prohibits knowingly and willfully embezzling, stealing or otherwise converting or misapplying the money or property of a healthcare benefit program. The obstruction of criminal investigations of healthcare offenses statute prohibits willfully preventing, obstructing, misleading or delaying the communication of information and records relating to a violation of a federal healthcare offense to a criminal investigator. A violation of any of these laws is a felony and may result in fines, or exclusion from the federal healthcare programs.

The Physician Payment Sunshine Act

The Physician Payment Sunshine Act, or the Sunshine Act, which was enacted as part of the Patient Protection and Affordable Care Act, or the ACA, requires applicable manufacturers of drugs, devices, biologicals, or medical supplies covered under Medicare, Medicaid or the Children’s Health Insurance Program, to report annually to the Secretary of the Department of Health and Human Services payments or other transfers of value made by that entity, or by a third party as directed by that entity, to physicians and teaching hospitals, or to third parties on behalf of physicians or teaching hospitals, during the course of the preceding calendar year. The Final Rule implementing the Sunshine Act, published on February 8, 2013, requires data collection on payments to begin on August 1, 2013. The first annual report, comprised of data collected from August 1, 2013 to December 31, 2013, is due March 31, 2014. Failure to comply with the reporting requirements can result in significant civil monetary penalties ranging from $1,000 to $10,000 for each payment or other transfer of value that is not reported (up to a maximum per annual report of $150,000) and from $10,000 to $100,000 for each knowing failure to report (up to a maximum per annual report of $1 million). We will be required to collect data on and report these payments.

Employees

As of October 31, 2013, we employed a total of six full-time employees and two part-time consultants, all of whom are based in the United States. In addition, we will have access to certain of Oculus’ employees and resources through the various agreements we have entered into with Oculus that will take effect upon the completion of this offering. We are not a party to any collective bargaining agreements. We believe our relations with our employees are good.

Properties

Our corporate headquarters are located in Santa Rosa, California, where we lease and occupy approximately 995 square feet of executive office space. The term of our lease expires in October 2014 and our monthly rent is approximately $1,700. We believe that our facilities are suitable and adequate for our current needs.

Legal Proceedings

We may be involved from time to time in ordinary litigation, negotiation and settlement matters that will not have a material effect on our operations or finances. We are not aware of any pending or threatened litigation against us or our officers and directors in their capacity as such that could have a material impact on our operations or finances.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain information with respect to the individuals who are our directors and executive officers as of October 31, 2013:

Name	Age	Position(s)
Hojabr Alimi(1)	51	Chief Executive Officer, Chief Science Officer and Chairman of the Board of Directors
Sameer Harish	37	Chief Financial Officer
Richard Conley(1)(2)(3)	63	Director
Gregory French(1)(2)(3)	51	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and governance committee.

Executive Officers

Hojabr Alimi has served as our Chief Executive Officer and Chief Science Officer as of February 4, 2013. He was also appointed Chairman of our board of directors on that same date. Mr. Alimi held the position of President and Chief Executive Officer at our parent company, Oculus Innovative Sciences, Inc., a public company which he co-founded with his spouse, from 1999 to February 2013. Mr. Alimi is currently serving as Chairman of the Board at Oculus, a position he has held since 1999. Prior to that time, he was a corporate microbiologist for Arterial Vascular Engineering. Mr. Alimi received a B.A. in biology from Sonoma State University. Upon completion of the offering, Mr. Alimi has agreed to step down from Oculus’ board of directors and plans to continue his service as the Chairman of our board of directors.

We believe that Mr. Alimi possesses specific attributes that qualify him to serve as a member of our board of directors, including his depth of scientific, operating, strategic, transactional, and senior management experience in our industry, his longevity in the industry, and his intimate knowledge of our company, as he is the founder of Oculus and Ruthigen.

Sameer Harish was appointed our Chief Financial Officer on February 1, 2013. Prior to joining us, he served as the principal of Harish Life Science Advisors since December 2011, an independent consulting firm which he founded that provided financial, strategic, and market research advisory services to life science companies. From 2005 to 2011, Mr. Harish held the position of a senior equity research analyst covering the medical devices and diagnostics sectors at ThinkEquity LLC and Needham & Co. From 2002 to 2005, he worked as a research analyst at Symmetry Capital, a health care focused hedge fund, where he guided investments in the medical device, biotech, and diagnostic companies. Mr. Harish also held research and laboratory positions at Guidant (now part of Abbott Laboratories) and Synteni (acquired by Incyte Corporation). He received a B.A. from the University of California, Berkeley, where he studied molecular and cell biology with an emphasis in immunology.

Non-Employee Directors

Richard Conley has served as a director since February 2013. Since 1999, Mr. Conley has served as a member of the board of directors of Oculus. Since 2012, Mr. Conley has served as a volunteer member of the Finance Committee and Citizens Bond Oversight Committee of the Sonoma Valley Health Care District. Mr. Conley held the position of Chief Operating Officer at Kautz Family Vineyards, a wine production and marketing and hospitality company, from 2009 to 2011. From 2001 to 2009, Mr. Conley served as Executive Vice President and Chief Operating Officer at Don Sebastiani & Sons International Wine Negociants, a branded wine marketing company. From 1994 to 2001, he served as Vice President and Chief Operating Officer at Sebastiani Vineyards, a California wine producer, where he was originally hired as Chief Financial Officer in 1994. Mr. Conley received a B.S. in finance and accounting from Western Carolina University and an M.B.A. from St. Mary’s College of California. Upon completion of the offering, Mr. Conley has agreed to step down from Oculus’ board of directors and plans to continue his service on our board of directors.

We believe that Mr. Conley possesses specific attributes that qualify him to serve as a member of our board of directors, including the depth of his financial, accounting, operating and transactional experience.

Gregory French has served as a director since February 2013. He is the co-owner of G&C Enterprises LLC, a real estate and investment company, which he founded in 1999. Mr. French has held various engineering and senior management positions at several medical device companies, including Advanced Cardiovascular Systems, Peripheral Systems Group and Arterial Vascular Engineering. He received a B.S.I.E. from the California Polytechnic State University, San Luis Obispo. He is a director of our parent company, Oculus. Upon completion of the offering, Mr. French has agreed to step down from Oculus’ board of directors and plans to continue his service on our board of directors.

We believe that Mr. French possesses specific attributes that qualify him to serve as a member of our board of directors, including extensive experience in the healthcare industry and a depth of operating and senior management experience.

Other Involvement in Certain Legal Proceedings

None of our directors or executive officers has been involved in any bankruptcy or criminal proceedings, nor have there been any judgments or injunctions brought against any of our directors or executive officers during the last ten years that we consider material to the evaluation of the ability and integrity of any director or executive officer.

Board Composition and Election of Directors

Our board of directors consists of three directors. In accordance with the terms of our restated certificate of incorporation and restated bylaws effective upon the completion of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered terms where the term of one class of directors expires at each annual meeting of the stockholders. Upon the completion of this offering, the members of the classes will be divided as follows:

•	the class I director will be Hojabr Alimi, and his term will expire at the annual meeting of stockholders to be held in 2014;
•	the class II director will be Richard Conley, and his term will expire at the annual meeting of stockholders to be held in 2015; and
•	the class III director will be Gregory French, and his term will expire at the annual meeting of stockholders to be held in 2016.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new term at the annual meeting of stockholders in that year.

Board Committees and Independence

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate, upon the pricing of this offering, under a charter that has been approved by our board of directors. The composition of each committee will be effective upon the pricing of this offering.

Our board of directors has determined that all of the members of the audit committee, the compensation committee and the nominating and corporate governance committee are independent, other than Hojabr Alimi, as defined under The NASDAQ Marketplace Rules, including, in the case of all of the members of our audit committee, other than Hojabr Alimi, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934. In making such determination, the board of directors considered the relationships that each director has with our company and all other facts and circumstances that the board of directors deemed relevant in determining director independence, including the beneficial ownership of our capital stock by each director.

There are no family relationships among any of our directors or executive officers.

Audit Committee.  Upon the pricing of this offering, our audit committee will be comprised of Richard Conley, Gregory French and Hojabr Alimi. Our board of directors has determined that Richard Conley is an audit committee financial expert, as defined by the rules of the Securities and Exchange Commission, and satisfies the financial sophistication requirements of applicable NASDAQ rules.

Under the applicable NASDAQ rules, we are permitted to phase in our compliance with the independent audit committee requirements set forth in NASDAQ Marketplace Rule 5605(c)(2)(A)(ii) on the same schedule as we are permitted to phase in our compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Exchange Act, which require (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Our board of directors has determined that each of Messrs. Conley and French is an independent director under the NASDAQ Marketplace Rules and Rule 10A-3 of the Exchange Act. Within one year of our listing on the NASDAQ Capital Market, we expect that Mr. Alimi will resign from our audit committee and be replaced with a new director who is independent under NASDAQ Marketplace Rule 5605(c)(2)(A)(ii) and Rule 10A-3.

Our audit committee is authorized to:

•	approve and retain the independent auditors to conduct the annual audit of our financial statements;
•	review the proposed scope and results of the audit;
•	review and pre-approve audit and non-audit fees and services;
•	review accounting and financial controls with the independent auditors and our financial and accounting staff;
•	review and approve transactions between us and our directors, officers and affiliates;
•	recognize and prevent prohibited non-audit services;
•	establish procedures for complaints received by us regarding accounting matters;
•	oversee internal audit functions, if any; and
•	prepare the report of the audit committee that the rules of the Securities and Exchange Commission require to be included in our annual meeting proxy statement.

Compensation Committee.  Upon the pricing of this offering, our compensation committee will be comprised of Gregory French and Richard Conley.

Our compensation committee is authorized to:

•	review and recommend the compensation arrangements for management, including the compensation for our president and chief executive officer;
•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;
•	administer our stock incentive plans;
•	prepare the report of the compensation committee that the rules of the Securities and Exchange Commission require to be included in our annual meeting proxy statement; and
•	have the sole authority to retain or obtain the advice of any compensation consultant, independent legal counsel or other adviser after taking into account certain factors which address the independence of that consultant, counsel or adviser.

Nominating and Governance Committee.  Upon the pricing of this offering, our nominating and governance committee will be comprised of Richard Conley and Gregory French.

Our nominating and governance committee is authorized to:

•	identify and nominate members of the board of directors;
•	develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and
•	oversee the evaluation of our board of directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a written Code of Business Conduct and Ethics applicable to our employees, officers and directors, including those officers responsible for financial reporting. The Code of Business Conduct and Ethics will be available on our website at www.ruthigen.com upon the completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation of Directors’ and Officers’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to specified conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our restated certificate of incorporation to be effective upon the completion of this offering limit the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. Our restated certificate of incorporation and restated by-laws to be effective upon the completion of this offering also provide that we will indemnify and advance expenses to any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil, criminal, administrative or investigative action or proceeding, including actions by us or in our name. Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, fines, ERISA excise taxes, penalties, settlement amounts and other expenses reasonably incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

We have entered into indemnification agreements with each of our directors and officers, the form of which is attached as an exhibit to the registration statement of which this prospectus is a part. These agreements provide that we will, among other things, indemnify and advance expenses to our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid or accrued during the fiscal year ended March 31, 2013 to our chief executive officer and our one other highest paid executive officer as of March 31, 2013. We refer to these officers as our named executive officers.

Name and Principal Position	Year	Salary ($)		All other compensation ($)		Total ($)
Hojabr Alimi Chief Executive Officer and Chief Science Officer	2013	59,135	(1)	519	(2)	59,654
Sameer Harish Chief Financial Officer	2013	35,481	(3)	—		35,481

(1)	Mr. Alimi was appointed Chief Executive Officer and Chief Science Officer on February 4, 2013. He was also appointed Chairman of our board of directors on that same date. The amount in the table represents the salary paid from February 4, 2013 through March 31, 2013. Mr. Alimi’s annual salary is $375,000.
(2)	Includes 401(k) contribution in the amount of $519.
(3)	Mr. Harish was appointed our Chief Financial Officer on February 1, 2013. The amount in the table represents the salary paid from February 1, 2013 through March 31, 2013. Mr. Harish’s annual salary is $225,000.

Narrative to Summary Compensation Table

Employment Agreements with Our Named Executive Officers

Hojabr Alimi

On March 21, 2013, we entered into an employment agreement with an effective date of February 4, 2013 (the “Employment Agreement”) with Mr. Hojabr Alimi to reflect his role and responsibilities as President and Chief Executive Officer. The Employment Agreement provides for an annual base salary of $375,000, subject to increase (but not decrease), as determined by our board of directors. Mr. Alimi may also receive stock options and/or other stock-based awards as determined by us in our sole discretion. Additionally, Mr. Alimi is eligible to participate in our bonus plans and incentive plans as established from time to time by us. The Employment Agreement also provides for payments to Mr. Alimi in the event of termination without cause or resignation by Mr. Alimi for Good Reason, as such terms are defined in the Employment Agreement. In the event Mr. Alimi is terminated without cause or resigns for Good Reason, he is entitled to:

•	a lump severance payment equal to 24 times the average monthly base salary paid to Mr. Alimi over the preceding 12 months (or for the term of Mr. Alimi’s employment with us if less than 12 months);
•	automatic vesting of all unvested options and other equity awards;
•	the extension of exercisability of all options and other equity awards to at least 12 months following the date Mr. Alimi terminates employment or, if earlier, until the option expires;
•	up to one year (the lesser of one year following the date of termination or until Mr. Alimi becomes eligible for medical insurance coverage provided by another employer) reimbursement for health care premiums under COBRA; and
•	a full gross up of any excise taxes payable by Mr. Alimi under Section 4999 of the Internal Revenue Code because of the foregoing payments and acceleration (including the reimbursement of any additional federal, state and local taxes payable as a result of the gross up), subject to the restrictions of Section 409A of the Internal Revenue Code.

Under the Employment Agreement, “Good Reason” is defined as the occurrence of one or more of the following without Mr. Alimi’s consent: (i) the assignment of Mr. Alimi to duties materially inconsistent with Mr. Alimi’s authorities, responsibilities, and status (including titles and reporting requirements) as

Chief Executive Officer, or a material reduction or alteration in the nature or status of Mr. Alimi’s authorities, duties or responsibilities, other than an insubstantial and inadvertent act that is remedied by the company promptly after receipt of notice thereof given by Mr. Alimi; (ii) a reduction by us in Mr. Alimi’s base salary as in effect on the effective date or as the same shall be increased from time to time, or we otherwise fail to satisfy our compensation obligations to Mr. Alimi under the Employment Agreement, after notice by Mr. Alimi and a reasonable opportunity to cure; or (iii) the failure by us to obtain a satisfactory agreement from any successor of our company to assume and agree to perform the Employment Agreement.

Mr. Alimi may terminate his employment for any reason upon at least 60 days prior written notice to us.

Receipt of the termination benefits described above is contingent on Mr. Alimi’s execution of a general release of claims against us, our subsidiaries, and our affiliates; his resignation from any and all directorships and every other position held by him with us and each of our affiliates, including but not limited to the board of directors of Oculus; and his return to us and our affiliates (the “Company Group”) of all property belonging to the Company Group, received from or on account of us, any other entity in the Company Group, or any of the Company Group’s respective affiliates by Mr. Alimi. In addition, Mr. Alimi is not entitled to such benefits if he does not comply with the non-competition and invention assignment provisions of the Employment Agreement during the term of his employment, or the confidentiality provisions of the Employment Agreement, whether during or after the term of his employment. Furthermore, we are under no obligation to pay the above-mentioned benefits if Mr. Alimi does not comply with the non-solicitation provisions of the Employment Agreement, which prohibit Mr. Alimi from interfering with our business relations or those of any other entity in the Company Group, and from soliciting employees of any entity in the Company Group, which provisions apply during the term of employment and for two years following termination.

In addition, on August 12, 2013, the Compensation Committee of Oculus approved the grant of a one-time cash bonus of $158,000 to Mr. Alimi in order to recognize his efforts related to the filing of Ruthigen’s registration statement for this offering.

Sameer Harish

On February 1, 2013, and as amended on May 23, 2013, Oculus entered into an employment letter with Sameer Harish to reflect his roles and responsibilities as Chief Financial Officer of our company (the “Employment Letter”). Mr. Harish’s employment is contingent upon, in addition to proof of identity, his signing of a Proprietary Information and Inventions Agreement and a Confidentiality Agreement with Oculus. Pursuant to the terms of the Employment Letter, Mr. Harish is entitled to receive an annual base salary of $225,000. In addition, if we complete this offering, then we intend to issue Mr. Harish equity in our company, the form of which and value will be determined at the time of the grant, if any. Mr. Harish will be eligible to participate in benefit programs offered by Oculus, including medical, dental, vision and retirement plans, on the same terms as its other executive officers. In the event of termination of Mr. Harish’s employment without cause prior to a grant of equity in our company, if any, we will pay Mr. Harish six (6) months of his base salary as severance pay. Pursuant to the terms of the Employment Letter, in the event of a merger, consolidation, sale of assets greater than 50% of our company that occurs after this offering, or other change of control that occurs after this offering (an “Event”), and should Mr. Harish be terminated without cause within one year after such Event, Mr. Harish will be entitled to full vesting of outstanding equity held by Mr. Harish as of his date of termination after the Event. Mr. Harish’s employment with Oculus is at will.

The Employment Letter also provides that Oculus shall indemnify Mr. Harish to the maximum extent permitted by applicable law. Further, Oculus will maintain a directors and officers liability insurance policy covering Mr. Harish to the extent that Oculus provides such coverage for its other executive officers.

In addition, on September 19, 2013, the Compensation Committee of Oculus approved a stock option award of 5,351 options to Mr. Harish in order to recognize his efforts related to the filing of Ruthigen’s registration statement for this offering. The options have an exercise price of $2.97 per share, the fair market value of the common stock on the date of grant, a ten year term and vest on a quarterly basis over three years. The options were granted pursuant to Oculus Innovative Sciences, Inc.’s 2013 Bonus Plan in lieu of cash.

Outstanding Equity Awards

We had no equity awards outstanding at September 30, 2013.

Director Compensation

To date, our non-employee directors have not received any compensation for their service on our board. On the 46th day after the completion of this offering, we intend to grant to our employees and directors restricted stock units for up to 436,450 shares of our common stock under our 2013 Plan, some portion of which will be granted to our non-employee directors. The details of the grants will be finalized following the completion of this offering.

We did not have a director compensation policy in effect prior to the completion of this offering. However, on September 30, 2013, our board of directors approved a director compensation policy that takes effect upon the completion of this offering that provides cash compensation of $40,000 per year to our chairman, if such person is not an employee, $25,000 per year to each non-employee, non-chairman director, plus $10,000 per year to the chairman of our audit committee, $5,000 per year to each other member of our audit committee, $5,000 per year to the chairman of our compensation committee and our nominating and governance committee and $3,000 per year to each other member of our compensation committee and our nominating and governance committee. Members of our board of directors who are also our employees, such as Mr. Alimi, do not receive any fees for their service on our board of directors, as a chairman or committee member. The policy also provides that directors may elect, in lieu of annual cash payments, to receive, in part or in full, fully-vested stock options or fully-vested shares of common stock, or a combination thereof, equal to the dollar-value of the non-cash portion of their annual compensation, calculated in accordance with FASB Accounting Standards Codification ASC 718, “Share-Based Payment” on the payment date.

Under the policy, upon initial election or appointment to the board of directors, new non-employee directors receive a non-qualified stock option to purchase 5,000 shares of our common stock at an exercise price equal to the fair market value on the date of grant that vests one year from the date of grant. Each year of a non-employee director’s tenure, the director will receive a non-qualified stock option to purchase 5,000 shares of our common stock at an exercise price equal to the fair market value on the date of grant that vests three years from the date of grant. The options become fully vested and exercisable upon a change of control.

In addition, equity awards may be granted under the 2013 Plan to our non-employee directors from time to time as may be determined by our compensation committee.

All directors are eligible to receive reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors, and our non-employee directors are also eligible to receive reimbursement, upon approval of the board of directors or a committee thereof, for reasonable out-of-pocket expenses incurred in connection with attendance at various conferences or meetings with our management.

2013 Equity Incentive Plan

In September and October 2013, respectively, our board of directors and stockholders approved the 2013 Employee, Director and Consultant Equity Incentive Plan, which we refer to as the 2013 Plan, which will become effective on the closing of the offering. The 2013 Plan will expire on September 30, 2023. Under the 2013 Plan, we may grant incentive stock options, non-qualified stock options, restricted and unrestricted stock awards and other stock-based awards. Assuming 3,500,000 shares outstanding following the closing of the offering, there will be 751,450 shares of our common stock authorized for issuance under the 2013 Plan.

In addition, the 2013 Plan contains an “evergreen” provision, which allows for an annual increase in the number of shares of our common stock available for issuance under the plan on the first day of each fiscal year beginning in calendar year 2015. The annual increase in the number of shares shall be equal to the lowest of:

•	175,000 shares of our common stock;
•	5% of the number of shares of our common stock outstanding as of such date; and
•	an amount determined by our board of directors or compensation committee.

The board of directors has authorized our compensation committee to administer the 2013 Plan. In accordance with the provisions of the plan, the compensation committee will determine the terms of options and other awards. The compensation committee or the independent members of our board of directors will determine:

•	which employees, directors and consultants shall be granted options and other awards;
•	the number of shares of our common stock subject to options and other awards;
•	the exercise price of each option, which generally shall not be less than fair market value on the date of grant;
•	the schedule upon which options become exercisable;
•	the termination or cancellation provisions applicable to options;
•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and
•	all other terms and conditions upon which each award may be granted in accordance with the 2013 Plan.

Upon a merger, consolidation or sale of all or substantially all of our assets, the administrator of the 2013 Plan, or the board of directors of any corporation assuming our obligations, may, in its sole discretion, take any one or more of the following actions pursuant to our plan, as to some or all outstanding awards:

•	provide that outstanding options will be substituted for shares of the successor corporation or consideration payable with respect to our outstanding stock in connection with the corporate transaction;
•	provide that the outstanding options must be exercised within a certain number of days, either to the extent the options are then exercisable, or at our board of directors’ discretion, any such options being made partially or fully exercisable;
•	terminate outstanding options in exchange for payment of an amount equal to the difference between (a) the consideration payable upon consummation of the corporate transaction to a holder of the number of shares into which such option would have been exercisable to the extent then exercisable (or, in our board of directors’ discretion, any such options being made partially or fully exercisable) and (b) the aggregate exercise price of those options;
•	provide that outstanding stock grants will be substituted for shares of the successor corporation or consideration payable with respect to our outstanding stock in connection with the corporate transaction;
•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and
•	terminate outstanding stock grants in exchange for payment of any amount equal to the consideration payable upon consummation of the corporate transaction to a holder of the same number of shares comprising the stock grant, to the extent the stock grant is no longer subject to any forfeiture or repurchase rights (or, at our board of directors’ discretion, all forfeiture and repurchase rights being waived upon the corporate transaction).

On the 46th day after the completion of this offering, we intend to grant to our employees and directors restricted stock units for up to 436,450 shares of the common stock reserved under the 2013 Plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Relationship with Oculus

Although we commenced our operations in October 2011, we were not formally incorporated until January 2013 as a wholly-owned subsidiary of Oculus and prior to this offering, we were operated as a wholly-owned subsidiary of Oculus. Upon completion of this offering, we estimate Oculus will continue to own approximately 57% of our shares of common stock (or 54% if the underwriters exercise their over-allotment option in full), or 2,000,000 shares. As long as Oculus continues to control 50% or more of the voting power of all then outstanding shares of our capital stock, Oculus will control our company. For additional information and the risks related to our relationship with Oculus, please refer to the sections entitled “Risk Factors — Risks related to our relationship with Oculus,” “Business — License and Supply Agreement,” and the subsections entitled “The Separation” and “The Distribution” below.

The Separation

We are currently a wholly-owned subsidiary of Oculus. Upon completion of this offering, we estimate Oculus will own approximately 57% of our outstanding shares of common stock. We have entered into a license and supply agreement, a shared services agreement and a separation agreement with Oculus, which will take effect upon the completion of this offering, that govern certain aspects of our relationship with Oculus. The license and supply agreement covers our exclusive rights to the license, development and manufacturing of our lead drug candidate, RUT58-60. The shared services agreement covers certain transitional services to be provided by Oculus following completion of this offering. We entered into the separation agreement with Oculus in order to maximize our ability to operate as independently as possible from Oculus in order to unlock the value proposition of RUT58-60, notwithstanding Oculus’ majority ownership of us following the offering, and therefore the separation agreement contains certain limitations on Oculus’ ability to control various aspects of our business and operations. In addition, upon completion of the offering, the members of Ruthigen’s board of directors who are also members of Oculus’ board of directors have agreed to step down from Oculus’ board and plan to continue their service on Ruthigen’s board. Each of these agreements has been entered into in the overall context of our separation from Oculus. We refer to these agreements and the series of transactions that will take effect upon the completion of this offering, collectively, as the “Separation.”

The Distribution

We believe that a distribution of Ruthigen shares by Oculus to Oculus shareholders would be advantageous to the market for our shares by increasing liquidity, would accelerate our ability to become independent from Oculus by decreasing Oculus’ ownership of our common stock and would be beneficial for Oculus’ stockholders who would have a direct opportunity to participate in the Ruthigen value proposition. Oculus has advised us that, following the completion of this offering and subject to the expiration of any applicable lock-up periods or other agreements we have or may have with Oculus described herein, it does not have any near term plans to distribute our shares held by Oculus to the Oculus stockholders. The decision to conduct any such distribution is at the sole discretion of Oculus’ board of directors. There is no assurance that the Distribution will ever occur. However, pursuant to the separation agreement, Oculus has agreed, from time to time, to retain investment bankers and tax advisors to re-evaluate the advisability of conducting a plan of distribution of the Ruthigen shares Oculus owns and we have agreed to register any shares that Oculus may distribute in the future. Presently, it is expected that any potential distribution will be taxable to Oculus and its stockholders. We refer to any such potential distribution as the “Distribution.”

Directors and Officers

Our directors currently serve as directors of Oculus. Hojabr Alimi, our Chief Executive Officer, Chief Science Officer and Chairman of our board of directors, currently serves as the Chairman of the board of directors of Oculus. Richard Conley and Gregory French currently serve as our directors as well as directors of Oculus. However, upon completion of the offering, Messrs. Alimi, Conley and French have agreed to step down from Oculus’ board and plan to continue their service on Ruthigen’s board.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers, the form of which is attached as an exhibit to the registration statement of which this prospectus is a part. The indemnification agreements and our restated certificate of incorporation and restated by-laws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management — Limitation of Directors’ and Officers’ Liability and Indemnification.”

Related Person Transactions

During the year ended March 31, 2013, we contracted a direct member of the Chief Executive Officer’s family to provide marketing services, including but not limited to, brand management of our website, name and logo development. The family member received $6,000 for the services rendered.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 31, 2013, on an actual basis and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

•	our named executive officers;
•	each of our directors;
•	all of our current directors and executive officers as a group; and
•	each stockholder known by us to own beneficially more than five percent of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of October 31, 2013, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 2,000,000 shares of common stock outstanding on October 31, 2013 and 3,500,000 shares of common stock outstanding after the completion of this offering.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Ruthigen, Inc., 2455 Bennett Valley Rd., Suite C116, Santa Rosa, California 95404.

	Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
Beneficial Owner		Before Offering	After Offering
Directors and Executive Officers
Hojabr Alimi	—	*	*
Sameer Harish	—	*	*
Richard Conley	—	*	*
Gregory French	—	*	*
All current executive officers and directors as a group (4 persons)	—	*	*
Five Percent Stockholders
Oculus Innovative Sciences, Inc. 1129 N. McDowell Blvd. Petaluma, CA 94954	2,000,000	100%	57	%(1)

*	Represents beneficial ownership of 0%.
(1)	Assuming the underwriters do not exercise their option to acquire additional shares, as described in the section “Underwriting” below. If they do exercise in full their option to acquire additional shares, we estimate Oculus will own approximately 54% of our outstanding shares of common stock immediately after this offering.

On the 46th day after the completion of this offering, we intend to grant to employees and directors restricted stock units for up to 436,450 shares of our common stock under our 2013 Plan.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share, and 500,000 shares of preferred stock, par value $0.0001 per share and there will be 3,500,000 shares of common stock and no shares of preferred stock outstanding. The following description of our capital stock and provisions of our restated certificate of incorporation and restated bylaws to be effective upon the completion of this offering is only a summary. We effected a 1-for-2.5 reverse stock split of our common stock on September 25, 2013. All common stock share numbers in this prospectus give effect to the reverse stock split. You should also refer to our restated certificate of incorporation, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and our restated bylaws, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue up to a total of 100,000,000 shares of common stock, par value $0.0001 per share. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no cumulative voting rights. Further, holders of our common stock have no preemptive or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any of our outstanding shares of preferred stock. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of our assets which are legally available. Such dividends, if any, are payable in cash, in property or in shares of capital stock. Each outstanding share of our common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and non-assessable.

The holders of a majority of the shares of our capital stock, represented in person or by proxy, are necessary to constitute a quorum for the transaction of business at any meeting. If a quorum is present, an action by stockholders entitled to vote on a matter is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, with the exception of the election of directors, which requires a plurality of the votes cast.

Preferred Stock

We are authorized to issue up to a total of 500,000 shares of preferred stock, par value $0.0001 per share, without stockholder approval. The preferred stock may be issued from time to time in one or more series, each series to be appropriately designated by a distinguishing letter or title prior to the issuance of any shares thereof, as determined by our board of directors. The board of directors is also expressly authorized (unless forbidden in the resolution or resolutions providing for such issue) to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of our preferred stock.

Anti-Takeover Provisions of Delaware Law, our Restated Certificate of Incorporation and our Restated Bylaws

The provisions of Delaware law, our restated certificate of incorporation to be filed upon completion of this offering and our restated bylaws to be effective upon completion of this offering discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision.

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock.

Classified Board of Directors; Removal of Directors for Cause.

Our restated certificate of incorporation and restated bylaws to be effective upon completion of this offering provide that upon completion of this offering, our board of directors will be divided into three classes, with the term of office of the first class to expire at the first annual meeting of stockholders following the initial classification of directors, the term of office of the second class to expire at the second annual meeting of stockholders following the initial classification of directors, and the term of office of the third class to expire at the third annual meeting of stockholders following the initial classification of directors. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors, or its remaining members, even if less than a quorum, is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the Board of Directors may only be removed for cause and only by the affirmative vote of 80% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors.

Our restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 90 days nor more than 120 days prior to the anniversary of the mailing date of the proxy statement for the previous year’s annual meeting. For a special meeting, the notice must generally be delivered not earlier than the 90th day prior to the meeting and not later than the later of (1) the 60th day prior to the meeting or (2) the 10th day following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in the restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.

Special Meetings of Stockholders.

Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No Stockholder Action by Written Consent.

Our restated certificate of incorporation and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super Majority Stockholder Vote Required for Certain Actions.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “Anti-Takeover Provisions of Delaware law, our Restated Certificate of Incorporation and our Restated Bylaws” or to reduce the number of authorized shares of common stock or preferred stock. This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our restated bylaws by the stockholders. Our restated bylaws may be amended or repealed by a simple majority vote of the board of directors.

Representative’s Warrants

We have agreed to issue to the representative of the underwriters in this offering warrants to purchase 75,000 shares of our common stock at a per share exercise price equal 125% of the public offering price. A complete description of these warrants is included in the “Underwriting — Representative’s Warrants” section of this prospectus.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC.

Stock Market Listing

We have applied to have our shares of common stock listed for trading on The NASDAQ Capital Market under the symbol “RTGN.” No assurance can be given that such listing will be approved.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time, and could impair our ability to raise capital through sales of equity or equity-related securities.

Only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of our common stock. Although we have applied to list our common stock on The NASDAQ Capital Market, we cannot assure you that there will be an active market for our common stock.

Of the shares to be outstanding immediately after the completion of this offering, we expect that the 1,500,000 shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 2,000,000 shares of our common stock outstanding after this offering will be “restricted securities” under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

Affiliate Resales of Restricted Securities

Affiliates of ours must generally comply with Rule 144 if they wish to sell any shares of our common stock in the public market, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All shares of our common stock issued prior to the closing of the offering made hereby, are considered to be restricted securities. The shares of our common stock sold in this offering are not considered to be restricted securities.

Non-Affiliate Resales of Restricted Securities

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our common stock. Subject to the lock-up agreements described below, those persons may sell shares of our common stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells shares of our common stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our common stock, as applicable, for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our common stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the 180-day lock-up period (one year for the shares of common stock owned by Oculus) described below.

Equity Incentive Awards

There will be 751,450 shares of our common stock authorized for issuance under the 2013 Plan.

In addition, on the 46th day after the completion of this offering, we intend to grant to our employees and directors restricted stock units for up to 436,450 shares of our common stock under our 2013 Plan. The shares underlying these grants will be subject to the lock-up agreements as described below.

Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding restricted stock unit awards or issuable pursuant to our 2013 Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-Up Agreements

We, each of our directors and executive officers, and Oculus, the holder of all of our outstanding shares of common stock prior to this offering, have agreed that, without the prior written consent of Aegis Capital Corp. on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus (one year for the shares of common stock owned by Oculus), subject to extension in specified circumstances:

•	offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock, whether such transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise;
•	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock; or
•	publicly announce an intention to do any of the foregoing.

The lock-up restrictions, specified exceptions and the circumstances under which the 180-day lock-up period (one year for the shares of common stock owned by Oculus) may be extended are described in more detail under “Underwriting.”

Representative’s Warrants

We are registering the warrants and shares of our common stock underlying the warrants we have agreed to issue to the representative of the underwriters in this offering to purchase 75,000 shares of our common stock at a per share exercise price equal to 125% of the public offering price. A complete description of the warrants is included in the “Underwriting — Representative’s Warrants” section of this prospectus.

UNDERWRITING

Aegis Capital Corp is acting as the sole manager of the offering and as representative of the underwriters. Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus among us the representative of the underwriters named below, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from us, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
Aegis Capital Corp
Dawson James Securities, Inc.
Chardan Capital Markets LLC
Total	1,500,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of nondefaulting underwriters may be increased or the offering may be terminated. The underwriters are not obligated to purchase the shares of common stock covered by the underwriters’ over-allotment option described below. The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. After the initial offering of the shares, the public offering price and other selling terms may be changed by the representative.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the representative of the underwriters.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions
Non-accountable expense allowance
Proceeds, before expenses, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 1% of the gross proceeds received in the offering; provided, however, that an allowance shall not be paid in connection with the over-allotment option if the over-allotment option is exercised. We have paid an expense deposit of $50,000 to the representative of the underwriters, which will be applied against accountable expenses that will be paid by us to the representative in connection with this offering, which advance will be refunded to us to the extent not actually incurred by the representative in the event this offering is terminated. We have also agreed to pay the representative’s expenses relating to the offering, including (a) all actual filing fees incurred in connection with the review of this offering by FINRA; all fees and expenses relating to the listing of our shares of common stock on the NASDAQ Capital Market, (b) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $2,000 per individual and up to an aggregate of $6,000, (c) all actual fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under state securities laws, or “blue sky” laws, or under the securities laws of foreign jurisdictions designated by the representative, (d) all actual fees, expenses and disbursements relating to the registration, qualification or exemption of our shares of common stock under the securities laws of such foreign jurisdictions as the representative may reasonably designate,, (e) the costs of all mailing and printing of the underwriting documents as the representative may reasonably deem necessary, (f) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and Lucite tombstones in an amount not to exceed $1,000, (g) the fees and expenses of the representative’s legal counsel not to exceed $40,000, (h) $21,775 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; and (i) up to $20,000 of the Representative’s actual accountable road show expenses for the offering.

The total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $1.2 million and are payable by us.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to 225,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover sales of shares of common stock by underwriters in excess of the total number of shares set forth in the table above. If any of these additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

Representative’s Warrants

We have agreed to issue to the representative of the underwriters warrants to purchase 5% of the shares sold in this offering, excluding the over-allotment option, for $100. The shares issuable upon exercise of these warrants are identical to those offered by this prospectus. We are registering hereby the warrants and the shares of common stock issuable upon exercise of the warrants. The warrants are exercisable for cash or on a cashless basis at per share exercise price equal to 125% of the public offering price per share in this offering commencing on a date which is one year from the date of effectiveness and expiring on a date which is no more than five years from the date of effectiveness in compliance with FINRA Rule 5110(f)(2)(H)(i). The warrants and the shares of common stock underlying the warrants have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under the Rule) will not sell, transfer, assign, pledge or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of these warrants or the underlying securities for a period of 180 days after the effective date. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the date of effectiveness in compliance with FINRA Rule 5110(f)(2)(H)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common stock at a price below the warrant exercise price.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representative. Among the factors to be considered in these negotiations are:

•	the prospects for our company and the industry in which we operate;
•	our past and present financial and operating performance;
•	financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;

•	the prevailing conditions of U.S. securities markets at the time of this offering; and
•	other factors deemed relevant.

Lock-Up Agreements

We, our officers and directors and Oculus have entered into lock-up agreements with the underwriters. Under these agreements, we and these other individuals have agreed, subject to specified exceptions, not to sell or transfer any common stock or securities convertible into, or exchangeable or exercisable for, common stock, during a period ending 180 days after the date of this prospectus (one year for the shares of common stock owned by Oculus), without first obtaining the written consent of representative of the underwriters.

Specifically, we and these other individuals have agreed not to:

•	offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise;
•	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock; or
•	publicly announce an intention to do any of the foregoing.

The restrictions described above do not apply to:

•	the sale of shares of common stock to the underwriters pursuant to the underwriting agreement;
•	the issuance by us of shares of common stock upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or that is described in this prospectus;
•	the grant by us of stock options or other stock-based awards, or the issuance of shares of common stock upon exercise thereof, to eligible participants pursuant to employee benefit or equity incentive plans described in this prospectus, provided that, prior to the grant of any such stock options or other stock-based awards that vest within the restricted period, each recipient of such grant shall sign and deliver a lock-up agreement agreeing to be subject to the restrictions on transfer described above;
•	the establishment of a 10b5-1 trading plan under the Exchange Act by a security holder for the sale of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period;
•	transfers by security holders of shares of common stock or other securities as a bona fide gift or by will or intestacy;
•	transfers by distribution by security holders of shares of common stock or other securities to partners, members, or stockholders of the security holder; or
•	transfers by security holders of shares of common stock or other securities to any trust for the direct or indirect benefit of the security holder or the immediate family of the security holder;

provided that in the case of each of the preceding three types of transactions, the transfer does not involve a disposition for value and each transferee or distributee signs and delivers a lock-up agreement agreeing to be subject to the restrictions on transfer described above.

The 180-day restricted period (one year for the shares of common stock owned by Oculus) is subject to extension if (1) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, in which case the restrictions imposed in the lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Right of First Refusal

Subject to certain conditions, we granted the representative of the underwriters in this offering, for a period of twelve months after the date of effectiveness, a right of first refusal to act as sole book-running manager for each and every future public and private equity and public debt offerings.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

NASDAQ Listing

We have applied to have our shares of common stock listed for trading on The NASDAQ Capital Market under the symbol “RTGN.” No assurance can be given that such listing will be approved.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock in the offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

The underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

From time to time, certain of the underwriters and their affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €€43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €€50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c) to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaireet financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseursqualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cerclerestreintd’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (CommissioneNazionale per le Societ — $$ — Aga e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and
•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (ofertapública de valoresmobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos ValoresMobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de ValoresMobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) omhandel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art.1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.

This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49 (2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York and for the underwriters by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The audited financial statements of Ruthigen, Inc. as of March 31, 2013 and 2012, for the year ended March 31, 2013, and for the period from October 20, 2011 (inception) to March 31, 2012 included in this prospectus have been so included in reliance on the report of Marcum LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding the company’s ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the Securities and Exchange Commission at prescribed rates from the public reference room of the Securities and Exchange Commission at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the Securities and Exchange Commission electronically are publicly available through the Securities and Exchange Commission’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will be required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the Securities and Exchange Commission’s public reference room, and the website of the Securities and Exchange Commission referred to above.

FINANCIAL STATEMENTS

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors and Shareholder
of Ruthigen, Inc.

We have audited the accompanying balance sheets of Ruthigen, Inc. (a company in the development stage) (the “Company”) as of March 31, 2013 and 2012, and the related statements of operations and cash flows for the year ended March 31, 2013 and for the period from October 20, 2011 (inception) to March 31, 2012, and the related statement of changes in stockholder’s equity (deficiency) for the period from October 20, 2011 (inception) to March 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ruthigen, Inc. (a company in the development stage), as of March 31, 2013 and 2012, and the results of its operations and its cash flows for the year ended March 31, 2013 and for the period from October 20, 2011 (inception) to March 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP

New York, NY
October 15, 2013

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

BALANCE SHEETS

	March 31, 2012	March 31, 2013	September 30, 2013 (unaudited)
ASSETS
Current assets:
Cash	$—	$96,000	$89,000
Prepaid expenses	—	4,000	207,000
Total current assets	—	100,000	296,000
Property and equipment, net	—	4,000	3,000
Deferred offering costs	—	44,000	824,000
Total assets	$—	$148,000	$1,123,000
LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$—	$61,000	$338,000
Accrued expenses	—	40,000	79,000
Payable to parent	—	—	911,000
Total current liabilities	—	101,000	1,328,000
Commitments and Contingencies
Stockholder’s Equity:
Preferred stock, $0.0001 par value; 500,000 shares authorized, no shares issued and outstanding at March 31, 2012, March 31, 2013 and September 30, 2013 (unaudited)	—	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized, no shares issued and outstanding at March 31, 2012 and 2,000,000 shares issued and outstanding at March 31, 2013 and September 30, 2013 (unaudited)	—	200	200
Additional paid in capital	28,000	597,800	1,816,800
Deficit accumulated during the development stage	(28,000)	(551,000)	(2,022,000)
Total stockholder’s equity (deficiency)	—	47,000	(205,000)
Total liabilities and stockholder’s equity (deficiency)	$—	$148,000	$1,123,000

The accompanying footnotes are an integral part of these financial statements.

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

STATEMENTS OF OPERATIONS

	Period from October 20, 2011 (inception) to March 31, 2012	Year Ended March 31, 2013	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013	Period from October 20, 2011 (inception) to September 30, 2013
			(unaudited)	(unaudited)	(unaudited)
Revenues	$—	$—	$—	$—	$—
Operating expenses
Research and development	24,000	258,000	23,000	670,000	952,000
Selling, general and administrative	4,000	265,000	7,000	801,000	1,070,000
Total operating expenses	28,000	523,000	30,000	1,471,000	2,022,000
Net loss	$(28,000)	$(523,000)	$(30,000)	$(1,471,000)	$(2,022,000)
Net loss per share: basic and diluted	$(0.01)	$(0.26)	$(0.02)	$(0.74)
Weighted-average number of shares used in per common share calculations:
Basic and diluted	2,000,000	2,000,000	2,000,000	2,000,000

The accompanying footnotes are an integral part of these financial statements.

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIENCY)
FOR THE PERIOD FROM OCTOBER 20, 2011 (INCEPTION) TO SEPTEMBER 30, 2013

	Common Stock ($0.0001 par Value)			Additional Paid in Capital	Deficit Accumulated During the Development Stage	Total
	Shares	Amount
Balance, October 20, 2011 (inception)	—		$—	$—	$—	$—
Investment from parent	—		—	28,000	—	28,000
Net loss	—		—	—	(28,000)	(28,000)
Balance, March 31, 2012	—	$		$28,000	$(28,000)	$—
Investment from parent	2,000,000		200	569,800	—	570,000
Net loss	—		—	—	(523,000)	(523,000)
Balance, March 31, 2013	2,000,000		200	597,800	(551,000)	47,000
Investment from parent (unaudited)	—		—	1,219,000	—	1,219,000
Net loss (unaudited)	—		—	—	(1,471,000)	(1,471,000)
Balance, September 30, 2013 (unaudited)	2,000,000		$200	$1,816,800	$(2,022,000)	$(205,000)

The accompanying footnotes are an integral part of these financial statements.

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

STATEMENTS OF CASH FLOWS

	Period from October 20, 2011 (inception) to March 31, 2012	Year Ended March 31, 2013	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013	Period from October 20, 2011 (inception) to September 30, 2013
			(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(28,000)	$(523,000)	$(30,000)	$(1,471,000)	$(2,022,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	—	—	1,000	1,000
Changes in operating assets and liabilities:
Prepaid expenses	—	(4,000)	—	(203,000)	(207,000)
Accounts payable	—	61,000	—	277,000	338,000
Accrued expenses and other liabilities	—	40,000	—	39,000	79,000
Net cash used in operating activities	(28,000)	(426,000)	(30,000)	(1,357,000)	(1,811,000)
Cash flows from investing activities:
Purchases of property and equipment	—	(4,000)	—	—	(4,000)
Net cash used in investing activities	—	(4,000)	—	—	(4,000)
Cash flows from financing activities:
Payment of deferred offering costs	—	(44,000)	—	(780,000)	(824,000)
Proceeds to be reimbursed to parent	—	—	—	911,000	911,000
Investment from parent	28,000	570,000	30,000	1,219,000	1,817,000
Net cash provided by financing activities	28,000	526,000	30,000	1,350,000	1,904,000
Net increase (decrease) in cash and cash equivalents	—	96,000	—	(7,000)	89,000
Cash, beginning of period	—	—	—	96,000	—
Cash, end of period	$—	$96,000	$—	$89,000	$89,000

The accompanying footnotes are an integral part of these financial statements.

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Ruthigen, Inc. (the “Company” or “Ruthigen”) is a wholly-owned subsidiary of Oculus Innovative Sciences, Inc. (“Oculus”) and was incorporated under the laws of the State of Nevada on January 18, 2013. The Company was reincorporated from Nevada to Delaware on September 25, 2013. The Company’s principal office is located in Santa Rosa, California. The Company is a development stage healthcare company that intends to develop, design and produce safe and effective products intended for the use during invasive procedures and/or with direct organ exposure.

The Company has been presented as a “development stage enterprise”. The Company’s primary activities since the inception of its activities on October 20, 2011 (“Inception”) have been the research and development of its business plan, negotiating strategic alliances and other agreements, and raising capital. Expenses of the Company include those specifically identifiable to the Company, and in periods prior to the six months ended September 30, 2013, expenses specifically identifiable to the Company and allocations of salaries and consulting expenses from the Company’s parent. The allocated expenses were primarily based on the use of estimates. Expenses allocated from the Company’s parent were costs which benefited the Company and were required for its operations. Certain general corporate expenses of the Company’s parent were not allocated because they did not provide a direct or material benefit to the business. In addition, if the Company had been part of its parent during the periods presented, such general corporate expenses incurred by the Company’s parent would not have significantly changed as a result of not having to operate the business. In the opinion of management, the methods of allocating costs were reasonable; however such costs did not necessarily equal costs that the Company would have incurred on a stand-alone basis. Therefore, the financial information included herein may not necessarily reflect assets and liabilities and expenses and cash flows of the Company if operated on a stand-alone basis. To date, the Company has not generated any revenues from its operations.

Reverse Stock Split

On September 25, 2013, the board of directors and the stockholders of the Company approved a 1-for-2.5 reverse stock split of the Company’s outstanding common stock, $0.0001 par value, which was effected on September 25, 2013. In connection with the reverse stock split, every 2.5 shares of common stock were reclassified and combined into one share of common stock. The reverse stock split reduced the number of shares of common stock outstanding from 5,000,000 to 2,000,000. The total number of authorized common stock that the Company shall have the authority to issue as set forth in the Company’s Restated Certificate of Incorporation, as amended, was not proportionally decreased in connection with the reverse stock split.

All common shares and per share amounts contained in the Company’s accompanying financial statements have been retroactively adjusted to reflect a 1-for-2.5 reverse stock split, effective as of September 25, 2013.

Unaudited Interim Results

The accompanying balance sheet as of September 30, 2013, statements of operations and cash flows for the six months ended September 30, 2013 and 2012 and for the period from October 20, 2011 (inception) to September 30, 2013, and the statement of changes in stockholder’s equity (deficiency) for the six months ended September 30, 2013 and for the period from Inception through September 30, 2013 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2013 and results of operations and cash flows for the six months ended September 30, 2013 and 2012 and for the period from October 20, 2011 (inception) to September 30, 2013. The financial data and other information disclosed in the notes to the financial statements related to the six month periods are unaudited. The results for the six months

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies - (continued)

ended September 30, 2013 are not necessarily indicative of the results to be expected for the year ending March 31, 2014 or for any other interim period or for any future year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates and assumptions include the recoverability of long-lived assets, expense allocations for the Company’s parent and valuation allowance related to the Company’s deferred tax assets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include amounts held as cash. Cash is maintained in a financial institution in the United States. The Company is exposed to credit risk in the event of default by this financial institution for amounts in excess of the Federal Deposit Insurance Corporation insured limits.

Fair Value of Financial Assets and Liabilities

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments.

The Company measures the fair value of financial assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The Company uses three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable.

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions).

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets. Depreciation of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the improvement or the remaining term of the lease. Estimated useful asset life by classification is as follows:

Years
Office equipment	3
Manufacturing, lab and other equipment	5
Furniture and fixtures	7

Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies - (continued)

Impairment of Long-Lived Assets

The Company periodically reviews the carrying values of its long-lived assets when events or changes in circumstances would indicate that it is more likely than not that their carrying values may exceed their realizable values, and records impairment charges when considered necessary. Specific potential indicators of impairment include, but are not necessarily limited to:

•	a significant decrease in the fair value of an asset;
•	a significant change in the extent or manner in which an asset is used or a significant physical change in an asset;
•	a significant adverse change in legal factors or in the business climate that affects the value of an asset;
•	an adverse action or assessment by the U.S. Food and Drug Administration or another regulator;
•	an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset; and operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an income-producing asset.

When circumstances indicate that an impairment may have occurred, the Company tests such assets for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of such assets and their eventual disposition to their carrying amounts. In estimating these future cash flows, assets and liabilities are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other such groups. If the undiscounted future cash flows are less than the carrying amount of the asset, an impairment loss, measured as the excess of the carrying value of the asset over its estimated fair value, will be recognized. The cash flow estimates used in such calculations are based on estimates and assumptions, using all available information that management believes is reasonable.

Stock-Based Compensation

The Company accounts for share-based awards exchanged for employee services at the estimated grant date fair value of the award. The Company estimates the fair value of employee stock awards using the Black-Scholes valuation model. The Company amortizes the fair value of employee stock awards on a straight-line basis over the requisite service period of the awards. Compensation expense includes the impact of an estimate for forfeitures for all stock awards.

The Company accounts for equity instruments issued to non-employees at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instrument vests or becomes non-forfeitable. Non-employee stock-based compensation charges are amortized over the vesting period or as earned.

Research and Development

Research and development expense is charged to operations as incurred and consists primarily of personnel expenses, clinical and regulatory services and supplies.

Net Loss per Share

The Company computes basic net loss per share by dividing net loss per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies - (continued)

stock using the “treasury stock” and/or “if converted” methods as applicable. The Company did not have any potentially diluted securities outstanding in any period presented in the accompanying financial statements.

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (“ASC”) 740 Income Taxes (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to impact taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Tax benefits claimed or expected to be claimed on a tax return are recorded in the Company’s financial statements. A tax benefit from an uncertain tax position is only recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Uncertain tax positions have had no impact on the Company’s financial condition, results of operations or cash flows.

Subsequent Events

Management has evaluated subsequent events or transactions occurring through the date of these financial statements were issued (See Note 8).

Note 2. Going Concern and Management Plans

The Company reported a loss of $28,000 for the period of Inception to March 31, 2012, a loss of $523,000 for the year ended March 31, 2013 and a loss of $1,471,000 for the six months ended September 30, 2013. At March 31, 2012 and March 31, 2013 and September 30, 2013, the Company’s accumulated deficit amounted to $28,000, $551,000 and $2,022,000, respectively. The Company had a working capital deficit of $1,000 and $1,032,000 as of March 31, 2013 and September 30, 2013, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company needs to raise additional capital from either its parent Oculus Innovative Sciences, Inc. or from external sources in order to sustain its operations while continuing the longer term efforts contemplated under its business plan. The Company expects to continue incurring losses for the foreseeable future and must raise additional capital to pursue its product development initiatives, penetrate markets for the sale of its products and continue as a going concern. The Company cannot provide any assurance that it will raise additional capital. Management believes that the Company has access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, the Company has not secured any commitment for new financing at this time nor can it provide any assurance that new financing will be available on commercially acceptable terms, if at all. If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s clinical and regulatory efforts, which is critical to the realization of its business plan and the future operations of the Company. The accompanying financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

NOTES TO FINANCIAL STATEMENTS

Note 2. Going Concern and Management Plans - (continued)

The Company has undertaken efforts to commence an initial public offering (“IPO”) of its equity securities (Note 5). In its efforts to complete the IPO, the Company incurred $44,000 of deferred IPO costs through March 31, 2013 and $824,000 through September 30, 2013.

Note 3. Property and Equipment

Property and equipment consists of the following:

	March 31, 2013	September 30, 2013
Office Equipment	$4,000	$4,000
Less: accumulated depreciation and amortization	—	(1,000)
	$4,000	$3,000

Note 4. Accrued Expenses

Accrued expenses consist of the following:

	March 31, 2013	September 30, 2013
Salaries and related costs	$39,000	$78,000
Professional fees	1,000	1,000
	$40,000	$79,000

Note 5. Commitments and Contingencies

Employment Agreements

As of September 30, 2013, the Company has an employment agreement in place with its Chief Executive Officer. The agreement provides, among other things, for the payment of twenty-four months of severance compensation for terminations under certain circumstances. With respect to this agreement, at September 30, 2013, potential severance amounted to $750,000 and aggregated annual salaries amounted to $375,000.

Related Party Transaction

During the year ended March 31, 2013, the Company contracted with a direct member of the Chief Executive Officer’s family to provide marketing services, including but not limited to brand management of the Company’s website, name and logo development. The family member was paid $6,000 for services completed.

Other Matters

Proposed Initial Public Offering

On May 14, 2013, the Board of Directors authorized the Company to file a registration statement with the U.S. Securities and Exchange Commission in connection with its IPO. The Company incurred approximately $44,000 of cumulative IPO costs through March 31, 2013 and $824,000 of cumulative deferred IPO costs through September 30, 2013 consisting of professional fees in preparation of filing the registration statement on Form S-1. These amounts are presented as deferred offering costs in the accompanying balance sheets at March 31, 2013 and September 30, 2013, respectively.

The Company cannot provide any assurance that it will complete its proposed IPO. The Company expects to incur substantial additional costs in connection with its efforts to complete this offering. If the Company completes its IPO, these costs will be recorded as a reduction of the proceeds received. If the Company does not successfully complete its IPO, the costs will be recorded as a charge to operations.

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

NOTES TO FINANCIAL STATEMENTS

Note 5. Commitments and Contingencies - (continued)

License and Supply Agreement

The Company has entered into a license and supply agreement with Oculus that will take effect upon the completion of the IPO, pursuant to which Oculus has agreed to exclusively license certain of its proprietary technology to the Company to enable the Company’s research, development and commercialization of newly discovered RUT58-60 and any improvements to it, or the Product, in the United States, Canada, the European Union and Japan, or, collectively, the Territory, in certain invasive uses in humans, or the Field. In addition, the license and supply agreement provides Ruthigen with the exclusive option, exercisable within the first five years after the closing of the IPO, to expand the Field to certain other therapeutic indications upon payment of a license expansion fee of $10 million within the first two years following the effective date of the agreement or, after the two-year period, the same fee plus certain out-of-pocket costs Oculus may incur in development of the Product for any of the indications.

In order to pay for the costs of development of the Product, Ruthigen intends to obtain financing from Oculus until the completion of the IPO. Under the agreement, the Company’s right to commercialize the Product in the Field in the Territory is exclusive and shall be performed in accordance with the plan as set forth in the agreement (which may be modified by the Company’s discretion), and Oculus shall manufacture and supply, at a purchase price equal to 20% over the cost of goods to Oculus, the Product as and when the Company requests. In addition, the Company has the right to purchase certain manufacturing equipment from Oculus at a purchase price equal to a fixed percentage over the cost of the equipment to Oculus so that the Company may manufacture the Product independently.

Under the license and supply agreement, the Company will be required to make a total of $8 million milestone payments to Oculus for the first Product only, as follows: upon the submission of an IND to the FDA, upon the first site selection in the Phase 1/2 clinical trial, upon the first enrollment of patients for post-safety review of run-in, upon the enrollment of patients in the first pivotal trial, upon the scheduling of the post-pivotal trial meeting with the FDA and upon the enrollment of patients in the second pivotal trial. In addition, as further consideration under the agreement, the Company will be required to make royalty payments to Oculus based on its annual net sales of the Product from the date of first commercial sale to the date that the Company ceases to commercialize the Product, which percentage royalty rate will vary between 3% and 20% and will increase based on various net sales thresholds and will differ depending on the country in which the sales are made.

Shared Services Agreement

The Company has entered into a shared services agreement with Oculus that will take effect upon the completion of the IPO, pursuant to which Oculus will provide Ruthigen with general services, including general accounting and human resources, until the completion of the IPO. The Company has agreed to pay Oculus a monthly rate of $3,000 for the general services. Additionally, Oculus will permit Ruthigen to access their Petaluma, California and Seattle, Washington facilities at any and all times and with or without notice to Oculus for the purposes described in the shared services agreement. As long as the Company maintains offices in Oculus’ facilities, the Company will pay a monthly fee of $2,000. The Company’s unlimited access to Oculus’ facilities will end six months from the completion of the IPO, at which point the Company may access the facilities but must first inform Oculus about the function and purpose of such access in advance.

Oculus shall also provide the Company with consulting and technical services. Such services shall be billable at the hourly or fixed monthly rate as set forth in the shared services agreement, which is subject to change based upon mutual written agreement between Oculus and Ruthigen. During the period prior to the completion of the IPO, all fees shall be charged to an Oculus investment account and will not be payable by the Company. After the completion of the IPO, the Company will pay invoices generated by Oculus within thirty days of receipt thereof.

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

NOTES TO FINANCIAL STATEMENTS

Note 5. Commitments and Contingencies - (continued)

Separation Agreement

The Company has entered into a separation agreement with Oculus that contains key provisions relating to the ongoing relationship with Oculus following the completion of the IPO. The separation agreement takes effect upon the closing of the IPO and terminates on the earlier of 8.5 years following the closing of the IPO or when the parties mutually agree to terminate it. The separation agreement also contains a series of restrictions on Oculus’ ability to transfer the Ruthigen shares Oculus owns. Oculus is restricted from transferring any of the Ruthigen shares it owns during the first year (the “lock up period”) immediately following the IPO.

Following the lock up period, transfers by Oculus of the Ruthigen shares it owns must be conducted with the consent of the board of directors or within the prescribed requirements for such transfers set forth in the separation agreement. These prescribed requirements include that the transfers must be in private placement transactions, the purchase price discount may not exceed certain percentages depending on the transferee, the amount of shares transferred in a given transfer (or series of transfers comprising a single transaction) may not exceed the greater of 5% of our outstanding shares or $1,500,000 in net proceeds to Oculus, as well as certain other requirements set forth in the separation agreement. In addition to the manner described above, if, following a minimum of 41.5 months following the closing of the IPO have lapsed and Oculus has not consummated transfers of the Ruthigen shares it owns resulting in at least $3.8 million in net proceeds to Oculus, then Oculus has a one-time transfer and registration right to transfer the Ruthigen shares it owns in an amount equal to the difference between $3.8 million and the proceeds received by Oculus from prior transfers as of the time Oculus elects to exercise its one-time right. Transfers conducted using this one-time right must be conducted with the consent of our board of directors or within the prescribed requirements for such transfers set forth in the separation agreement, including, for example, that the purchase price discount may not exceed certain percentages, the amount of shares transferred may not exceed $3,800,000 in net proceeds to Oculus, as well as certain other requirements set forth in the separation agreement.

The separation agreement also provides for certain cooling off periods between market attempts and/or successful transfers, the length of which are dependent upon whether and the quantity of the Ruthigen shares that Oculus transfers. The majority of the material restrictions and obligations contained in the separation agreement lapse if and when Oculus own less than 19.9% of the outstanding shares of our common stock.

The separation agreement also defines the methodology for the allocation of the operational and offering related expenses incurred prior to and in connection with this offering for which the Company is required to reimburse Oculus. The Company will also reimburse Oculus for expenses such as salaries and benefits advanced or paid on our behalf or for our benefit during a transition period following the closing of this offering. As of September 30, 2013, the Company has incurred $911,000 of IPO and other costs which will be reimbursed to Oculus at the closing of the IPO. This amount is non-interest bearing and recorded as payable to parent in the accompanying balance sheet at September 30, 2013.

The separation agreement provides that each party will indemnify, defend and hold harmless the other party and its affiliates f or third party claims asserted against the other party. This includes an indemnification by Oculus to Ruthigen related to obligations that Oculus has under certain loan and security agreements entered into by Oculus with Venture Lending & Leasing V, Inc. and Venture Lending & Leasing VI, Inc. The separation agreement also provides that, so long as Oculus shall as Oculus maintains a directors’ and officers’ insurance program covering the past and present officers and directors of Oculus, the program shall be standard in Oculus’ industry and Oculus shall not exclude any former Oculus director from any insurance policy coverage if such coverage is made available to Oculus’ then existing directors and officers.

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

NOTES TO FINANCIAL STATEMENTS

Note 5. Commitments and Contingencies - (continued)

Oculus’ Secured Debt Facility

The Company’s parent, Oculus, is the borrower under certain loan and security agreements (the “WTI Loan Agreements”), with Venture Lending & Leasing V, Inc. and Venture Lending & Leasing VI, Inc., (the “Venture Lenders”). At March 31, 2013 and September 30, 2013, the remaining principal balance of the loans amounted to $2,511,000 and $1,648,000, respectively. These amounts outstanding under the WTI Loan Agreements are due by February 2015. All of Oculus’ assets, including its intellectual property and the shares of the Company that it owns, serve as collateral to secure its obligations under the WTI Loan Agreements. Under the license and supply agreement that the Company has entered into with Oculus that will take effect upon the completion of this offering, the Company holds certain exclusive rights to Oculus’ intellectual property for which the Company is required to pay various milestone and royalty payments to Oculus.

Oculus has agreed to fund a letter of credit, prior to the pricing of this offering, for the full amount of Oculus’ collateralized obligations under the WTI Loan Agreements. With the letter of credit in place, if Oculus were to default on its obligations under the WTI Loan Agreements, the Venture Lenders would have direct access to the funds supporting the letter of credit to satisfy Oculus’ obligations. If those funds were insufficient and the Venture Lenders were to foreclose on Oculus’ assets, including its intellectual property, the Company’s rights to the intellectual property would survive, although the intellectual property underlying the rights would be controlled by third parties other than Oculus.

The separation agreement entered into between the Company and Oculus provides that if Oculus defaults under the WTI Loan Agreements and the Company is required to make payments or transfer its assets to the Venture Lenders on Oculus’ behalf, then the Company is not required to make payments that the Company may owe to Oculus under the various agreements between the parties, until such time as Oculus reimburses the Company or the Company is otherwise made whole after having met Oculus’ obligations under the WTI Loan Agreements. The separation agreement further provides that Oculus will indemnify, defend and hold harmless the Company and its affiliates from and against any and all direct losses relating to the WTI Loan Agreements.

Employee Compensation

On August 12, 2013, the Compensation Committee of Oculus Innovative Sciences, Inc., the Company’s parent, approved the grant of a one-time cash bonus of $158,000 to Mr. Alimi in order to recognize his efforts related to the filing of the Company’s registration statement, a significant milestone in the Company’s development.

On September 19, 2013, the Compensation Committee of Oculus Innovative Sciences, Inc., the Company’s parent, approved a stock option award of 5,351 options to Sameer Harish, Chief Financial Officer of the Company. The options have an exercise price of $2.97 per share, the fair market value of Oculus' common stock on the date of grant, a ten year term and vest on a quarterly basis over three years. The future vesting of these awards is subject to Oculus owning at least 19.9% of Ruthigen's common shares. The remaining unamortized expense of these options is $11,400. The options were granted pursuant to Oculus Innovative Sciences, Inc.’s 2013 Bonus Plan in lieu of cash.

On September 19, 2013, the Compensation Committee of Oculus Innovative Sciences, Inc., the Company’s parent, approved a stock option award of 4,281 options to the Company’s Director of Regulatory Affairs. The options have an exercise price of $2.97 per share, the fair market value of Oculus' common stock on the date of grant, a ten year term and vest on a quarterly basis over three years. The future vesting of these awards is subject to Oculus owning at least 19.9% of Ruthigen's common shares. The remaining unamortized expense of these options is $9,120. The options were granted pursuant to Oculus Innovative Sciences, Inc.’s 2013 Bonus Plan in lieu of cash.

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

NOTES TO FINANCIAL STATEMENTS

Note 6. Stockholder’s Equity

Authorized Capital

The Company is authorized to issue up to 100,000,000 shares of common stock with a par value of $0.0001 per share and 500,000 shares of preferred stock with a par value of $0.0001 per share.

Description of Common Stock

Each share of common stock has the right to one vote. The holders of common stock are entitled to dividends when funds are legally available and when declared by the board of directors.

Note 7. Income Taxes

The following summarizes the income tax provision (benefit):

	Period from October 20, 2011 (inception) to March 31, 2012	Year Ended March 31, 2013
Current:
Federal	$—	$—
State	—	—
Total current tax expense	$—	$—
Deferred:
Federal	$10,000	$177,000
State	1,000	26,000
Net deferred tax asset	11,000	203,000
Change in valuation allowance	(11,000)	(203,000)
Total tax provision	$—	$—

The Company has the following net deferred tax assets:

	March 31, 2012	March 31, 2013
Deferred tax assets:
Net operating loss carryforwards	$11,000	$214,000
Valuation allowance	(11,000)	(214,000)
Net deferred tax asset	$—	$—

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	Period from October 20, 2011 (inception) to March 31, 2012	Year Ended March 31, 2013
Expected federal statutory rate	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(4.8)%	(4.8)%
	(38.8)%	(38.8)%
Change in valuation allowance	38.8%	38.8%
Totals	0.00%	0.00%

The Company is included in US federal and state tax returns with its Parent. These tax returns are subject to examination by tax authorities for periods beginning with the fiscal period ended March 31, 2012, however, this footnote has been presented as if the Company is filing its tax returns on a separate, stand-alone basis.

RUTHIGEN, INC.
(A COMPANY IN THE DEVELOPMENT STAGE)

NOTES TO FINANCIAL STATEMENTS

Note 7. Income Taxes - (continued)

The Company determined that there has been no change of control since the Company’s formation for purposes of Internal Revenue Code Section 382. The Company, after considering all available evidence, fully reserved its deferred tax assets since it is more likely than not that such benefits will not be realized in future periods. The Company has incurred losses for both financial reporting and income tax purposes for the period from October 20, 2011 (inception) to September 30, 2013. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company’s deferred income tax assets satisfy the realization standards, the valuation allowance will be reduced accordingly.

The Company has identified its federal tax return and its state tax return in California as major tax jurisdictions. The Company’s evaluation of uncertain tax matters was performed for the tax period from October 20, 2011 (inception) to September 30, 2013. The Company has elected to reflect interest and penalties attributable to income taxes, to the extent they arise, as a component of its income tax provision or benefit, as well as its outstanding income tax assets and liabilities.

The Company only recognizes tax benefits from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. To date, the Company has not recognized such tax benefits in its financial statements.

The Company does not have any tax positions for which it is reasonably possible that the total amount of gross unrecognized tax benefits will increase or decrease within 12 months of March 31, 2013. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

Note 8. Subsequent Events

Subsequent to September 30, 2013, the Company has been funded by its parent through cash advances and direct payment of expenses.

1,500,000 Shares
Common Stock

PROSPECTUS SUPPLEMENT

Sole Book-Running Manager

Aegis Capital Corp

Co-Managers

Dawson James Securities, Inc.	Chardan Capital Markets LLC

            , 2013

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

Through and including             , 2013 (the 25th day after the commencement of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$4,000
FINRA filing fee	$8,000
The NASDAQ Capital Market initial listing fee	$55,000
Blue sky qualification fees and expenses	$10,000
Transfer agent and registrar fees	$4,000
Accounting fees and expenses	$150,000
Legal fees and expenses	$850,000
Printing and engraving expenses	$70,000
Miscellaneous	$95,000
Total	$1,246,000

Item 14. Indemnification of Directors and Officers

Our restated certificate of incorporation and restated bylaws that will be effective upon completion of the offering provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

The rights conferred in the restated certificate of incorporation and the restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons. We have entered into indemnification agreements with each of our officers and directors and our director nominee, the form of which is attached as an exhibit to this registration statement.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article NINTH of our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;
•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the Delaware General Corporation Law; and
•	from any transaction from which the director derived an improper personal benefit.

The foregoing discussion of our restated certificate of incorporation, restated bylaws, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such restated certificate of incorporation, restated bylaws, or law.

Reference is made to Item 17 of our undertakings with respect to liabilities arising under the Securities Act. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.

Item 15. Recent Sales of Unregistered Securities

Not applicable.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Rosa, State of California, on the 31st of October, 2013.

RUTHIGEN, INC.

By:	/s/ Hojabr Alimi Hojabr Alimi Chief Executive Officer, Chief Science Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ Hojabr Alimi Hojabr Alimi	Chief Executive Officer, Chief Science Officer and Chairman of the Board of Directors (Principal Executive Officer)	October 31, 2013
/s/ Sameer Harish Sameer Harish	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 31, 2013
* Richard Conley	Director	October 31, 2013
* Gregory French	Director	October 31, 2013
* By: /s/ Hojabr Alimi Hojabr Alimi, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1±	Form of Underwriting Agreement.
3.1.1±	Certificate of Conversion and Certificate of Incorporation of Ruthigen, Inc.
3.1.2±	Certificate of Amendment to the Certificate of Incorporation of Ruthigen, Inc.
3.1.3±	Form of Restated Certificate of Incorporation of Ruthigen, Inc., to be effective upon the completion of the offering.
3.2.1±	Bylaws of Ruthigen, Inc.
3.2.2±	Form of Restated Bylaws of Ruthigen, Inc., to be effective upon the completion of the offering.
4.1±	Specimen certificate evidencing shares of common stock.
4.2±	Form of Representative’s Warrant Agreement.
5.1±	Legal Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
10.1@±	Offer of Employment Letter between Oculus Innovative Sciences, Inc. and Sameer Harish, dated January 31, 2013; Amendment to the Offer of Employment as Chief Financial Officer, dated May 23, 2013.
10.2@±	Employment Agreement by and between Ruthigen, Inc. and Hojabr Alimi, dated March 21, 2013.
10.3±	Assignment and Assumption of Lease Agreement by and between Gladiator Capital Funds, LLC, Ruthigen, Inc., SR Office Properties LLC, and Hojabr Alimi, dated March 5, 2013; Office Lease by and between CA-Waterfall Towers Limited Partnership and Gladiator Capital Funds LLC, dated June 29, 2010; First Amendment to Office Lease by and between CA-Waterfall Towers Limited Partnership and Gladiator Capital Funds LLC, dated August 18, 2011; Second Amendment to Office Lease by and between CA-Waterfall Towers Limited Partnership and Gladiator Capital Funds LLC, dated September 1, 2012.
10.3.1±	Third Amendment to Office Lease by and between Ruthigen, Inc. and SR Office Properties LLC, dated October 3, 2013.
10.4†±	License and Supply Agreement by and between Ruthigen, Inc. and Oculus Innovative Sciences, Inc., dated May 23, 2013.
10.4.1±	Amendment No. 1 to License and Supply Agreement by and between Ruthigen, Inc. and Oculus Innovative Sciences, Inc., dated October 9, 2013.
10.5±	Shared Services Agreement by and between Ruthigen, Inc. and Oculus Innovative Sciences, Inc., dated May 23, 2013.
10.6@±	Form of Ruthigen, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan.
10.7@±	Non-Employee Director Compensation Policy.
10.8±	Form of Indemnification Agreement by and between the Company and its directors and officers.
10.9±	Separation Agreement by and between Ruthigen, Inc. and Oculus Innovative Sciences, Inc., dated August 2, 2013.
23.1	Consent of Marcum LLP, independent registered public accounting firm.
23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).
24.1±	Power of Attorney (included on signature page to initial filing).

±	Previously filed.
*	To be filed by amendment.
@	Denotes management compensation plan or contract.
†	Confidential Treatment has been requested for certain provisions omitted from this Exhibit pursuant to Rule 406 promulgated under the Securities Act. The omitted information has been filed separately with the Securities and Exchange Commission.